                                                                FILE NO. 1-3431
                                                                REGULATION BW
                                                                RULE 3



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             450 Fifth Street, N.W.
                             Washington, D.C. 20549






                                    REPORT OF

              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT







                   With respect to one or more proposed issues
                         of debt securities of the Bank





                    Filed pursuant to Rule 3 of Regulation BW




                            Dated: September 20, 2000

         The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Information Statement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

                  Items 1-6. Not yet known. This information will be included in the prospectus for a particular issue.

                  Item 7.    EXHIBIT

                             Exhibit A: Information Statement dated
                             September 15, 2000.

                             INFORMATION STATEMENT

                     INTERNATIONAL BANK FOR RECONSTRUCTION

                                AND DEVELOPMENT

                               [WORLD BANK LOGO]

The International Bank for Reconstruction and Development (IBRD) intends from time to time to issue its notes and bonds with maturities and on terms determined by market conditions at the time of sale. The notes and bonds may be sold to dealers or underwriters, who may resell them, or they may be sold by the Bank directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, if any, purchase price to be paid to IBRD, any terms for redemption or other special terms, form and denomination of such notes and bonds, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such notes and bonds being offered at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the Notes to Financial Statements Translation of Currencies and (2) all information is given as of June 30, 2000.

                          AVAILABILITY OF INFORMATION

This Information Statement will be filed with the U.S. Securities and Exchange Commission electronically through the EDGAR system and will be available at the Internet address http://www.sec.gov/edgarhp.htm.

Upon request, IBRD will provide additional copies of this Information Statement without charge. Written or telephone requests should be directed to IBRD's main office at 1818 H Street, N.W., Washington, D.C. 20433, Attention: Treasury Finance Department, tel: (202) 458-8800, or to the following regional offices of
IBRD: 66 Avenue d'Iena, 75116 Paris, France, tel: (331) 40-69-30-10; New Zealand House, 15th Floor, Haymarket, London SW1 Y4TE, England, tel: (44207) 930-8511; and Fukoku Seimei Building 10F, 2-2-2 Uchisaiwai-cho, Chiyoda-ku, Tokyo 100, Japan, tel: (813) 3597-6650.
--------------------------------------------------------------------------------

RECIPIENTS OF THIS INFORMATION STATEMENT SHOULD RETAIN IT FOR FUTURE REFERENCE, SINCE IT IS INTENDED THAT EACH PROSPECTUS AND ANY SUPPLEMENTAL INFORMATION STATEMENT ISSUED AFTER THE DATE HEREOF WILL REFER TO THIS INFORMATION STATEMENT FOR A DESCRIPTION OF IBRD AND ITS FINANCIAL CONDITION, UNTIL A SUBSEQUENT INFORMATION STATEMENT IS FILED.

--------------------------------------------------------------------------------

September 15, 2000

                              SUMMARY INFORMATION
                AS OF JUNE 30, 2000, UNLESS OTHERWISE INDICATED

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and owned by its member countries. IBRD's main goal is reducing poverty by promoting sustainable economic development. It pursues this goal primarily by providing loans, guarantees and related technical assistance for projects and programs in its developing member countries. The five largest of IBRD's 181 shareholders are the United States (with 16.5% of the total voting power), Japan (7.9%), Germany (4.5%), France (4.3%) and the United Kingdom (4.3%).

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its member country borrowers in meeting their debt service obligations to IBRD. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments and to limit market and credit risk. In this environment, IBRD has achieved consistent profitability, earning profits every year since 1948. Net income for the fiscal year ended June 30, 2000 was $1,991 million, which represented an annualized return of 1.34% on average earning assets.

EQUITY AND BORROWINGS

EQUITY. IBRD's shareholders have subscribed to $188.6 billion of capital, $11.4 billion of which has been paid in and the remainder of which is callable if needed. The callable portion may be called only to meet IBRD's obligations for borrowings or guarantees; it may not be used for making loans. IBRD's equity also included $19.0 billion of retained earnings. The equity capital-to-loans ratio was 21.23%.

BORROWINGS. IBRD diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost-effectiveness in funding. It has borrowed in all of the world's major capital markets, as well as directly from member governments and central banks. IBRD's outstanding borrowings of $110.4 billion, before swaps, were denominated in 28 currencies or currency units and included $4.7 billion of short-term borrowings.

ASSETS

LOANS. Most of IBRD's assets are loans, which totaled $120.1 billion outstanding. According to its Articles of Agreement, IBRD may only make loans directly to, or guaranteed by, a member country. IBRD's Articles also limit the total amount of loans and guarantees IBRD can extend. Projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness, and loans are made only for countries deemed creditworthy. It is IBRD's practice not to reschedule interest or principal payments on its loans, and it has never written off a loan.

Loans in nonaccrual status totaled 1.7% of IBRD's loan portfolio and represented loans made to or guaranteed by eight countries. IBRD's accumulated loan loss provision was equivalent to 2.8% of its total loans outstanding.

LIQUID INVESTMENTS. IBRD holds a portfolio of liquid investments to help ensure that it can meet its financial commitments and to retain flexibility in timing its market borrowings. Its liquid investments totaled $24.2 billion. IBRD's policy is to hold liquid balances that meet or exceed a specified minimum amount at all times during a fiscal year. The minimum amount is equivalent to the highest consecutive six months of IBRD's expected debt service obligations plus one-half of net loan disbursements, as projected for that year. For fiscal year 2001, the minimum amount was set at $18.4 billion.

RISK MANAGEMENT

IBRD seeks to avoid exchange rate risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currency composition of its reserves to that of its outstanding loans. IBRD also limits its interest rate risk in its loans and in its liquidity portfolio.

IBRD uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce borrowing costs, improve investment returns and better manage balance sheet risks. The principal amount payable under outstanding currency swaps totaled $82.6 billion, and the notional principal amount of outstanding interest rate swaps totaled $83.3 billion. Amounts receivable from currency swaps totaled $78.5 billion. The credit exposures on swaps are controlled through specified credit-rating requirements for counterparties and through netting and collateralization arrangements.

         THE ABOVE INFORMATION IS QUALIFIED BY THE DETAILED INFORMATION
  AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS INFORMATION STATEMENT.

BOX 1: SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------------------------------------
                                                            2000       1999       1998       1997       1996
                                                          --------   --------   --------   --------   --------
 FOR THE YEAR   (U.S. $ MILLIONS)
Loan Income (comprised of)..............................    8,153      7,649      6,881      7,235      7,922
  Interest..............................................    8,041      7,535      6,775      7,122      7,804
  Commitment Charges....................................      112        114        106        113        118
Provision for Loan Losses...............................      166       (246)      (251)       (63)       (42)
Investment Income.......................................    1,589      1,684      1,233        834        720
Borrowing Expenses......................................   (7,128)    (6,846)    (6,144)    (5,952)    (6,570)
Net Noninterest Expense.................................     (789)      (723)      (476)      (769)      (843)
Net Income..............................................    1,991      1,518      1,243      1,285      1,187
 PERFORMANCE RATIOS   (%)
Net Return on Average Earning Assets(a).................     1.34       1.05       0.96       1.02       0.89
    Gross Return on:
      Average Earning Assets(a).........................     6.53       6.47       6.29       6.41       6.50
      Average Outstanding Loans(a)......................     6.71       6.58       6.43       6.62       6.78
      Average Cash and Investments......................     5.74       6.00       5.63       5.02       4.47
    Cost of Average Borrowings (after swaps)............     5.92       5.92       6.01       6.06       6.31
Interest Coverage Ratio.................................     1.28       1.22       1.20       1.22       1.18
Return on Equity........................................     7.73       6.16       5.29       5.21       4.61
Equity Capital-to-Loans Ratio(b)........................    21.23      20.65      21.44      22.06      21.80
 TOTAL AT YEAR-END   (U.S. $ MILLIONS)
Total Assets............................................  227,810    230,445    204,808    161,786    151,837
Cash and Liquid Investments(c)..........................   24,331     30,122     24,837     18,250     15,990
Loans Outstanding.......................................  120,104    117,228    106,576    105,805    110,246
Accumulated Provision for Loan Losses...................   (3,400)    (3,560)    (3,240)    (3,210)    (3,340)
Borrowings Outstanding(d)...............................  110,379    115,739    103,477     96,679     96,719
Total Equity............................................   29,289     28,021     26,514     27,228     28,300
--------------------------------------------------------------------------------------------------------------

a.  Includes income from commitment charges.

b.  See Section: Funding Resources, Equity for additional discussion.

c.  Includes investments designated as held-to-maturity for fiscal years
    1996-98.

d.  Outstanding borrowings, before swaps, net of premium/discount.
--------------------------------------------------------------------------------

Throughout the Information Statement, terms in BOLDFACE type are defined in the Glossary of Terms on page 38.
--------------------------------------------------------------------------------

THE INFORMATION STATEMENT MAY CONTAIN FORWARD LOOKING STATEMENTS. SUCH STATEMENTS ARE BASED ON CURRENT EXPECTATIONS WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES. CONSEQUENTLY, ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED.
--------------------------------------------------------------------------------

                               FINANCIAL OVERVIEW

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and is owned by its member countries. IBRD's main goal is reducing poverty by promoting sustainable economic development. It pursues this goal primarily by providing loans, guarantees and related technical assistance for projects and programs in its developing member countries. IBRD's ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD's objective is not to maximize profit, but to earn adequate net income to ensure its financial strength and to sustain its development activities. Box 1 presents selected financial data for the last five fiscal years.

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments, and to limit a variety of risks, including credit, market and liquidity risks.

IBRD's principal assets are its loans to member countries. The majority of IBRD's outstanding loans are priced on a cost pass-through basis, in which the cost of funding the loans, plus a lending spread, is passed through to the borrower.

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. These borrowings, together with IBRD's equity, are used to fund its lending and investment activities, as well as general operations.

IBRD holds its assets and liabilities primarily in U.S. dollars, euro (and its national currency units), and Japanese yen. IBRD mitigates its exposure to exchange rate risks by matching the currencies of its assets with those of its liabilities and reserves; however, the reported levels of its assets, liabilities and income in the financial statements are affected by exchange rate movements of major currencies compared to IBRD's reporting currency, the U.S. dollar. This financial statement reporting effect does not affect IBRD's RISK BEARING CAPACITY.

FY 1998 and FY 1999 were marked by unprecedented growth in the loan portfolio as IBRD responded to the financial crisis that had begun in East and Southeast Asia and spread to other parts of the developing world. While the global financial crisis led to an increase in lending activity in FY 1998 and FY 1999, the number of loans and the volume of lending commitments fell sharply in FY 2000, returning to pre-crisis levels. This decline was due partly to the recovery from financial crises and country specific circumstances. Many of the borrowers directly affected by the financial crisis have stabilized, in part because of the quick and flexible response of the international community. Lower commitments also reflected a general trend in demand from borrowers for smaller average lending operations.

In the context of assessing changes in IBRD's operating environment, it is management's practice to recommend each year the allocation of net income to augment reserves, waivers of loan charges to eligible borrowers and grants from net income to support developmental activities.

As part of this annual review, in July 1998, IBRD's Executive Directors took several actions to augment its financial capacity. These measures included increasing the contractual charges on NEW LOANS, and reducing the interest waiver for FY 1999 from 25 basis points to 5 basis points on OLD LOANS. These pricing changes effectively brought the net spread for FY 1999 to 45 basis points on OLD LOANS and to 50 basis points on NEW LOANS. Also, a front-end fee of 100 basis points, payable for each such loan at the time it becomes effective, was introduced. In July 1999, the Executive Directors allocated $955 million of FY 1999 income to reserves and maintained the FY 1999 loan pricing strategy and interest waivers for FY 2000.

FY 2000 net income was $1,991 million, $473 million higher than the preceding year. An FY 2000 reduction in the loan loss provision contributed $412 million to this increase. Income was further bolstered by the impact of interest rate resets on loans. These increases to net income were partially offset by the absence in FY 2000 of a one-time gain of $237 million, resulting from the liquidation in FY 1999 of the held-to-maturity portfolio.

On August 1, 2000, the Executive Directors approved the allocation of
$1,280 million of FY 2000 net income to reserves and recommended to IBRD's Board of Governors the transfer of $635 million from unallocated net income to other development purposes and the retention of the remainder as surplus. For FY 2001, an increase in the interest waiver to 15 basis points was approved for OLD LOANS so that the net lending spread will be 35 basis points. For NEW LOANS, the interest waiver of 25 basis points was maintained. FY 2001 waivers of commitment charges were also maintained at the FY 2000 level.

IBRD continues to evaluate alternative strategies to enhance its RISK-BEARING CAPACITY to ensure that it can respond to borrowers as needed, while preserving its financial strength.

                             DEVELOPMENT ACTIVITIES

IBRD offers loans, related hedging products and guarantees to its borrowing member countries to help meet their development needs. It also provides technical assistance and other services to support poverty reduction in these countries.

LOANS

From its establishment through June 30, 2000, IBRD had approved loans, net of cancellations, totaling $309,839 million to borrowers in 129 countries. The loans held by IBRD, including loans approved but not yet effective, at June 30, 2000, totaled $164,858 million, of which $120,104 million was outstanding and $44,754 million was undisbursed. Cumulative loan repayments at June 30, 2000, based on U.S. dollar equivalents at the time of receipt, were $141,265 million.

The amount of loans outstanding at June 30, 2000 was $2,876 million higher than that at June 30,1999. The increase is primarily attributable to net disbursements of $2,750 million.

During FY 2000, commitments of new loans to member countries were $10,919 million, down from $22,182 million in FY 1999. In FY 1998 and FY 1999, IBRD's commitments had reached unprecedented levels. FY 2000 commitments have declined from these levels, most notably in adjustment lending. Three types of factors have contributed to this decrease in lending commitments:

    - CYCLICAL FACTORS: Emerging market economies have stabilized after the global financial crisis;

    - LONG-TERM FACTORS: There is a continuing trend toward smaller average project size;

    - COUNTRY-SPECIFIC FACTORS: A number of country-specific factors such as political transitions, conflicts, and country performance.

Compared to the preceding fiscal year, the relative regional composition of commitments in FY 2000 shifted away from East Asia and slightly more towards Eastern Europe, Central Asia and Latin America.

Under IBRD's Articles of Agreement (the Articles), as applied, the total amount outstanding of direct loans made by IBRD, participation in loans and callable guarantees may not exceed the STATUTORY LENDING LIMIT. At June 30, 2000, outstanding loans and callable guarantees (net of the accumulated loan loss provision) totaled $117,181 million, equal to 57% of the STATUTORY LENDING LIMIT.

IBRD's lending operations have conformed generally to five principles derived from its Articles. These principles, taken together, seek to ensure that IBRD loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are described in Box 2. Within the scope permitted by the Articles, application of these principles must be developed and adjusted in light of experience and changing conditions.

The process of identifying and appraising a project and approving and disbursing a loan often extends over several years. However, on numerous occasions IBRD has shortened the preparation and approval cycle in response to emergency situations such as natural disasters in Turkey and Central America, as well as the financial crisis in Asia.

Generally, the appraisal of projects is carried out by IBRD's operational staff (engineers, financial analysts, economists and other sector and country specialists). With certain exceptions, each loan must be approved by IBRD's Executive Directors (See Box 3, ADAPTABLE PROGRAM LOANS and LEARNING AND INNOVATION LOANS). Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. During project implementation, IBRD staff with experience in the sector or the country involved periodically visit project sites to review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. After completion, projects are evaluated by an independent unit and the findings reported directly to the Executive Directors to determine the extent to which the project's major objectives were met. Similar appraisal, approval, supervision and evaluation procedures apply in the case of IBRD adjustment and other non-project loans.

BOX 2: LENDING OPERATIONS PRINCIPLES

 (i) IBRD makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to IBRD. A guarantee by the member itself has been obtained in all such cases to date.

 (ii) IBRD's loans are designed to promote the use of resources for productive purposes in its member countries. Projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness.

(iii) In making loans, IBRD must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by IBRD of a member country's economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations.

 (iv) IBRD must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements), the borrower would be unable to obtain financing under conditions which, in the opinion of IBRD, are reasonable for the borrower. IBRD is intended to promote private investment, not to compete with it.

 (v) The use of loan proceeds is supervised. IBRD makes arrangements to ensure that funds loaned are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (a) to submit documentation establishing, to IBRD's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to maximize competition in the procurement of goods and services by using, wherever possible, international competitive bidding or, when it is not appropriate, other procedures that ensure maximum economy and efficiency.

LENDING INSTRUMENTS

IBRD lending generally falls into one of two categories: investment or adjustment lending. Historically, most IBRD loans have been for investment projects or programs. Figure 1 presents IBRD lending by category for the last eight fiscal years, as a percentage of total loans approved.

FIGURE 1:

                                    [GRAPH]

Current operating guidelines state that adjustment lending, excluding debt and debt-service reduction loans, will normally not exceed 25% of total IBRD lending. This guideline was established with the understanding that it was likely to be exceeded if world economic conditions worsened. This guideline is not a rigid limit but rather a trigger for a reevaluation of such lending. As a result of several large adjustment loans made by IBRD during FY 1999, 63% of IBRD's lending in that year consisted of such loans (47% for FY 1998). In FY 2000, this proportion decreased to 41% as fewer adjustment loans were necessary. The lower commitments for adjustment lending reflect the general improvement in global financial circumstances compared to the two prior fiscal years. The Executive Directors are aware that, in light of recent financial circumstances in the world, the guideline has been exceeded in recent years, and may possibly be exceeded again in subsequent years.

INVESTMENT LENDING

IBRD has several lending instruments that support investment activities, either discrete projects or programs of investment. Investment lending committed for FY 2000 totaled $6,493 million ($8,245 million--FY 1999; $11,151 million--FY 1998).
Box 3 presents a description of each investment lending instrument and a breakdown of IBRD's investment lending approved in FY 2000 and in each of the two preceding fiscal years.

ADJUSTMENT LENDING

IBRD also makes adjustment loans designed to support the introduction of basic changes in economic, financial and other policies of key importance for the economic development of member countries. Disbursements on these loans are conditioned on certain performance objectives. Adjustment lending committed for FY 2000 totaled $4,426 million ($13,937 million--FY 1999; $9,935 million--FY 1998.) Box 4 provides a description of each adjustment lending instrument and the details of IBRD's adjustment lending approved in FY 2000 and each of the two preceding fiscal years.

ENCLAVE LENDING

On rare occasions, IBRD will lend for a large, foreign exchange generating project in a member country usually eligible only for loans from the International Development Association (IDA). In these circumstances appropriate risk mitigation measures are incorporated (including off-shore escrow accounts and debt-service reserves acceptable to IBRD) to ensure that the risks to IBRD are minimized. At June 30, 2000, IBRD had $170 million in outstanding loans for enclave projects. In FY 2000, IBRD approved enclave loans totalling
$93 million.

BOX 3: INVESTMENT LENDING (IN MILLIONS OF U.S. DOLLARS)

                                    [GRAPH]

BOX 4: ADJUSTMENT LENDING (IN MILLIONS OF U.S. DOLLARS)

                                    [GRAPH]

FINANCIAL TERMS OF LOANS

    In recent years, IBRD has offered new loans with three types of financial terms: multicurrency pool loans, variable-spread single currency loans and fixed-rate single currency loans. Beginning September 1, 1999, IBRD also made available a new LIBOR-based fixed spread loan product and, effective
December 1, 1999, the offer of fixed-rate single currency loans was terminated. This choice of financial terms is intended to provide borrowers with the flexibility to select terms that are both compatible with their debt management strategy and suited to their debt-servicing capability. Most multicurrency pool loans and variable spread single currency loans mature over a period that ranges from fifteen to twenty years and carry a three- to five-year grace period for principal. While fixed-spread loans offer more flexible repayment terms, this flexibility is subject to limits aimed at maintaining a similar average loan maturity across all loan products for a given borrower.

For most products, IBRD charges a lending rate composed of its average cost of borrowings plus a spread. Until July 31, 1998, that spread was 50 basis points. However, during the first quarter of fiscal year 1999, the lending spread was increased to 75 basis points for NEW LOANS. Also, a front-end fee of 100 basis points, payable for each such loan at the time it becomes effective, was introduced. In addition, most loans carry a commitment charge of 75 basis points on undisbursed amounts. However, the fixed-spread loans carry a commitment charge of 85 basis points for the first four years and 75 basis points thereafter.

Waivers of a portion of interest owed by all eligible borrowers are determined annually and have been in effect for each of the previous nine fiscal years. Waivers of a portion of the commitment charge owed on the undisbursed portion of loans are also determined annually and have been in effect for each of the last eleven fiscal years. For interest periods beginning during FY 2000, the interest waiver was 5 basis points for OLD LOANS and 25 basis points for NEW LOANS. The commitment charge waiver for FY 2000 was 50 basis points on all loans. Interest waivers for FY 2001 are 25 basis points for NEW LOANS and 15 basis points for OLD LOANS. Commitment charge waivers for FY 2001 remain at 50 basis points. Further details are provided in the Notes to Financial Statements--Note C.

MULTICURRENCY POOL LOANS

The currency composition of multicurrency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors and subject to their periodic review, at least 90% of the U.S. dollar equivalent value of the pool is in a fixed ratio of one U.S. dollar to 125 Japanese yen to one euro.

The lending rate on these cost pass-through loans is variable, adjusted every six months to reflect the previous semester's average cost of outstanding borrowings allocated to fund these loans, weighted by the average currency composition of the pool. IBRD adds its lending spread to that average cost.

MULTICURRENCY POOL LOAN CONVERSION OPTIONS

In FY 1997, in response to borrower demand for broader currency choice, the Executive Directors approved the offer of currency choice for all IBRD multicurrency pool loans for which the invitation to negotiate was issued before September 1, 1996. The purpose of this invitation was to provide borrowers the flexibility to amend the terms of their existing multicurrency pool loans to reflect their choice of the offered currencies by converting multicurrency pool loans to single currency loan terms or single currency pool terms. Those options expired on July 1, 1998. Single currency pool terms are not available for new commitments.

SINGLE CURRENCY LOANS

For new commitments, borrowers may select LIBOR-based, variable spread single currency terms. Fixed-rate single currency loan terms were available for loans if the invitation to negotiate was issued before December 1, 1999.

VARIABLE-SPREAD SINGLE CURRENCY LOANS

    IBRD currently offers variable-spread single currency loans in U.S. dollars, Japanese yen, euro, pounds sterling and Swiss francs, and will consider borrower requests for loans in other currencies. Variable-spread single currency loans carry a lending rate that is reset semi-annually. The lending rate consists of a base rate, which is LIBOR for the applicable currency plus a spread. The spread consists of: (a) IBRD's weighted average cost margin for funding for the preceding semester allocated to these loans relative to LIBOR and (b) IBRD's lending spread. These variable rate loans are designed to pass IBRD's funding spread to LIBOR through to its borrowers. This spread is set every six months, in January and July. At June 30, 2000, the proportion of outstanding variable-spread single currency loans denominated in U.S. dollars was 96.1% (92.3% at June 30, 1999).

NON-STANDARD SINGLE CURRENCY LOANS

    In response to the global financial crises, IBRD approved and disbursed several large loans totaling $7,000 million on non-standard single currency loan terms during FY 1998 and FY 1999. These loans carry a six-month U.S. dollar LIBOR interest rate plus a fixed spread ranging from 75 to 100 basis points and a front-end fee. None of these loans is eligible for waivers of interest or commitment charges.

Subsequent to the disbursement of these loans, during FY 1999 IBRD introduced a new type of loan tailored to be part of a broad financial support package for borrowing countries. These special structural and sector adjustment loans also carry non-standard single currency loan terms. As of June 30, 2000, IBRD had approved a total of $5,051 million of special structural or sector adjustment loans. At June 30, 2000, $4,051 million of this amount had been disbursed. Their terms include a six-month U.S. dollar LIBOR interest rate plus a minimum fixed spread, currently set at 400 basis points, which may vary for new loans over time depending on IBRD's overall risk-bearing capacity and market conditions. These loans have a five year maturity with a three-year grace period on principal, and a front-end fee of one percent of the principal amount payable on effectiveness. Special structural and adjustment loans are not eligible for waivers of interest or commitment charges.

FIXED-RATE SINGLE CURRENCY LOANS

    As of December 1, 1999, fixed-rate single currency loans were no longer available for new commitments. Fixed-rate single currency loans carry lending rates that are set on specified semi-annual rate fixing dates for amounts disbursed during the preceding six months. The lending rate consists of a base rate, which reflects market interest rates for the applicable currency on the rate-fixing date for the equivalent loan maturity, plus a spread. The spread consists of: (a) IBRD's funding cost margin relative to the base rate for these loans; (b) a risk premium to compensate IBRD for market risks it incurs in funding these loans; and (c) IBRD's lending spread.

FIXED-SPREAD LOANS

During the first quarter of FY 2000, IBRD introduced the fixed-spread loan, designed in response to the borrowers' desire for more flexible financial products. Fixed-spread loans can be tailored to meet the needs of individual projects and programs and support borrowers' debt management strategies. Fixed-spread loans are currently offered in U.S. dollars, Japanese yen and euro. Requests for other currencies will also be considered.

These fixed-spread loans carry an interest rate of LIBOR, plus a spread that is fixed at loan signing for the life of the loan. At June 30, 2000, the fixed spread was 55 basis points for U.S. dollar and euro denominated loans and 45 basis points for Japanese yen. The fixed spread consists of (a) IBRD's projected funding cost margin relative to U.S. dollar LIBOR, with a basis swap adjustment for non-U.S. dollar loans; (b) a market risk premium of 5 basis points; and
(c) IBRD's standard lending spread. The fixed-spread offered will be evaluated from time to time and may be reset when market changes warrant. Fixed-spread loans carry IBRD's standard loan charges for new commitments, including a 100 basis point front-end fee on the loan amount and a 75 basis point commitment fee on undisbursed loan amounts. In addition, these loans carry a commitment charge risk premium of 10 basis points on undisbursed loan amounts for the first four years of the loan's life. This premium, along with the market risk premium in the interest spread, compensates IBRD for funding and refinancing risk.

Borrowers selecting this product may change the currency or interest rate basis over the life of the loan and have more flexibility in selecting loan maturities. Effective February 1, 2000, a borrower may choose to include the following conversion features in the loan contract:

    - option to change the currency at market rates of all or a part of the undisbursed or disbursed loan amounts (for a fee);

    - option to fix the interest rate at market rates on all or a part of the disbursed amounts (without charge) for rate fixings for up to the full maturity of the loan, and for amounts up to the outstanding loan amount;

    - option to unfix or re-fix the interest rate at market rates on all or part of disbursed loan amounts (for a fee);

    - option to cap or collar the floating interest rate on all or a part of disbursed loan amounts (for a fee).

Transaction fees range from 12.5 to 25 basis points of the notional transaction amount. Repayment terms are more flexible than for prior products, subject to certain constraints on the average repayment maturity and final maturity on a country basis. Within these constraints, borrowers have flexibility to configure grace periods and maturity profiles in a manner consistent with the purpose of the loan. Repayment profiles may be level repayment of principal, an annuity type schedule, a bullet repayment or a customized schedule.

Repayment profiles cannot be changed after a loan is signed. Table 1 presents a breakdown of IBRD's loan portfolio by loan product.

TABLE 1:
IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------
                                          FY 2000                    FY 1999                   FY 1998
                                 -------------------------   -----------------------   -----------------------
                                 PRINCIPAL     AS A % OF     PRINCIPAL    AS A % OF    PRINCIPAL    AS A % OF
LOAN PRODUCT                      BALANCE     TOTAL LOANS     BALANCE    TOTAL LOANS    BALANCE    TOTAL LOANS
------------                     ---------   -------------   ---------   -----------   ---------   -----------
Adjustable-rate multicurrency
  pool loans
  Outstanding..................  $ 35,542          30        $ 37,203         32       $ 56,274         53
  Undisbursed..................     4,567          10           6,344         12          8,765         17
Single currency pool loans
  Outstanding..................    35,422          29          40,693         35         25,658         24
  Undisbursed..................       241           1             374          *            131          *
Variable-spread single currency
  loans(a)
  Outstanding..................    33,078          28          25,462         22         15,018         14
  Undisbursed..................    29,486          66          33,862         66         29,801         58
Fixed-rate single currency
  loans
  Outstanding(b)...............    13,636          11          11,238          9          5,683          5
  Undisbursed..................     8,273          18          10,787         21         12,356         24
Fixed-spread loans
  Outstanding..................       968           1
  Undisbursed..................     2,187           5
Other loans
  Outstanding..................     1,458           1           2,631          2          3,943          4
  Undisbursed..................        --          --               5          *             12          *
                                 --------         ---        --------        ---       --------        ---
Total **
  Outstanding loans............  $120,104         100        $117,228        100       $106,576        100
  Undisbursed loans............  $ 44,754         100        $ 51,372        100       $ 51,065        100
                                 ========         ===        ========        ===       ========        ===
--------------------------------------------------------------------------------------------------------------

    a. Of which single currency loans with non-standard terms represent $10,801 million outstanding ($9,035 million--June 30, 1999 and $5,000 million--June 30, 1998). At June 30, 2000, $1,000 million was undisbursed.

    b. Includes fixed-rate single currency loans for which the rate had not yet been fixed at fiscal year-end.

    *   Indicates amounts less than 0.5%.

    **  May differ from the sum of individual figures due to rounding.

For more information, see the Notes to Financial Statements--Note C.

HEDGING PRODUCTS

Along with the approval of the introduction of the fixed-spread loan product, IBRD also approved the offer of new hedging products for its borrowers to respond to their needs for access to better risk management tools. These products assist borrowers in hedging their risks on individual loans made to them by IBRD. These hedging products include interest rate and currency swaps, and interest rate caps and collars. On a case-by-case basis, commodity-linked swaps may also be considered.

Each request from a borrower for execution of a hedging product must include an explanation of its suitability for risk management purposes. IBRD will serve as a financial intermediary, passing through the market cost of the instrument to the borrower, and will charge an administrative fee which varies from 12.5 to
37.5 basis points of the notional principal involved. These instruments may be executed either under a master derivatives agreement which substantially conforms to industry standards, or in individually negotiated transactions. IBRD is in the process of making these instruments available.

GUARANTEES

IBRD offers guarantees on loans from private investors for projects in countries eligible to borrow from IBRD. In exceptional cases, IBRD may offer enclave guarantees for loans for foreign-exchange generating projects in a member country usually eligible only for credits from IDA. IBRD guarantees are flexible instruments that provide the credit enhancement required to mobilize private sector financing for individual projects through targeted and limited support, thus enhancing IBRD's developmental impact by catalyzing private sector participation. On a pilot basis, guarantees are being made available to support agreed-upon policies and reforms in certain member countries. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans. Projects in any member country that is eligible for IBRD lending are also eligible for IBRD guarantees.

IBRD guarantees can be customized to suit varying country and project circumstances. They can be targeted to mitigate specific risks, generally risks relating to political, regulatory and government performance, which the private sector is not normally in a position to absorb or manage. Three basic types of guarantees are offered:

    - PARTIAL RISK GUARANTEES cover debt-service defaults on a loan that may result from nonperformance of government obligations. These are defined in the contracts negotiated between the government or a government-sponsored entity and the private company responsible for implementing the project. The IBRD guarantee is limited to backing the government's obligations; the obligations of the private company contained in the project agreements are not covered and thus the private lenders assume the risk of nonperformance by the private company.

    - PARTIAL CREDIT GUARANTEES are used for public sector projects when there is a need to extend loan maturities and guarantee specified interest or principal payments on loan to the government or its instrumentalities. This approach may be most appropriate when the lenders are not willing to accept the sovereign risk of the host government for a term long enough to meet the needs of the project. By guaranteeing later maturities, such partial credit guarantees help induce the market to extend the term to the maximum risk it can bear.

    - POLICY-BASED GUARANTEES are partial credit guarantees that cover a portion of debt-service on a borrowing by an eligible member country from private foreign creditors in support of agreed structural, institutional and social policies and reforms. These guarantees are an extension of partial credit guarantees for projects. The guaranteed portion of the debt-service could consist of a combination of interest and principal payments, but the actual structure is determined on a case-by-case basis. Eligibility for IBRD adjustment lending is a necessary condition for eligibility for this type of instrument. The terms of this instrument are the same as project-based partial credit guarantees. Maturity and level of fees will be standard if the guarantee is made in situations comparable to those under which a structural adjustment loan would be made; however, if the guarantee is made in connection with a special structural adjustment loan, then it will be at special structural adjustment loan equivalent terms. This guarantee product was launched in FY 1999. Initially, IBRD is proceeding with a pilot program of up to $2,000 million. Once the $2,000 million level is reached, the Executive Directors will review the program. At June 30, 2000, IBRD had approved guarantees of $250 million under this program.

IBRD may also provide partial risk guarantees for export-oriented projects in an IDA-only country (enclave guarantees) if the project is expected to generate foreign exchange outside the country, and IBRD determines that the country will have adequate foreign exchange to meet its obligations under the counter-guarantee if the guarantee is called. A project covered by an enclave guarantee includes security arrangements with appropriate risk mitigation measures, such as offshore revenue escrow accounts and debt-service reserves acceptable to IBRD, to minimize IBRD's exposure and the risk of a call on the guarantee. The commitment of enclave guarantees is initially limited to an aggregate guaranteed amount of $300 million.

Each guarantee requires the counter-guarantee of the member government. Guarantees are priced within a limited range to reflect the risks involved, and preparation fees may be charged where there are exceptional costs involved for IBRD. IBRD prices guarantees consistent with the way it prices its loans.

IBRD's exposure at June 30, 2000 on its guarantees (measured as their present value in terms of their first call date) was $1,376 million. For additional information see the Notes to Financial Statements--Note C.

OTHER ACTIVITIES

CONSULTATION: In addition to its financial operations, IBRD provides technical assistance to its member countries, both in connection with, and independently of, loan operations. There is a growing demand from borrowers for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment and assisting member countries in improving their asset and liability management techniques.

RESEARCH AND TRAINING: To assist its developing member countries, IBRD--through the World Bank Institute--provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD. The World Bank Institute also makes contributions for research and other developmental activities.

TRUST FUND ADMINISTRATION: IBRD, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of IBRD. See the Notes to Financial Statements--Note H.

INVESTMENT MANAGEMENT: IBRD has leveraged its treasury management capacity and infrastructure to provide investment management services to an external institution for a fee. These funds are not included in the assets of IBRD.

                           FINANCIAL RISK MANAGEMENT

IBRD assumes various kinds of risk in the process of providing development banking services. Its activities can give rise to four major types of financial risk: credit risk; market risk (interest rate and exchange rate); liquidity risk; and operating risk. The major inherent risk to IBRD is country credit risk, or loan portfolio risk.

The risk management governance structure includes an Asset/Liability Management Committee chaired by the Chief Financial Officer. This committee makes decisions and recommendations to senior management in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. The Market Risk and Currency Management Subcommittee reports to the Asset/Liability Management Committee. This subcommittee develops and monitors the policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. The subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include establishing guidelines for limiting balance sheet and market risks, the use of derivative instruments, and monitoring matches between assets and their funding.

For the day-to-day management of financial risk, IBRD's risk management structure extends into its business units. Risk management processes have been established to facilitate, control and monitor risk-taking. These processes are built on a foundation of initial identification and measurement of risks by each of the business units.

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product and other developments. The Executive Directors periodically review trends in IBRD's risk profiles and performance, as well as any significant developments in risk management policies and controls.

CREDIT RISK

Credit risk, the risk of loss from default by a borrower or counterparty, is inherent in IBRD's development activities. Under the direction of the Asset/Liability Management Committee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on the committee are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loans, investments and borrowings portfolios.

COUNTRY CREDIT RISK

Country credit risk is the primary risk faced by IBRD and is overseen by the Chief Credit Officer who leads the Country Credit Risk Department. It has three components as described below. Probable expected losses from all three components are covered by the accumulated provision for loan losses, while unexpected losses are covered by IBRD's income generating capacity and risk-bearing capital. IBRD continuously reviews the creditworthiness of its borrowing member countries and adjusts its overall country programs and lending operations to reflect the results of these reviews.

 (i) The first component is idiosyncratic risk. This is the risk that individual countries will accumulate extended debt-service arrears, or move closer to accumulating extended debt-service arrears, for country specific reasons.

 (ii) The second component is covariance risk. This is the risk that one or more borrowers will accumulate extended payment arrears, or move closer to accumulating extended payment arrears, as a result of a common external shock. This shock could be, for example, a regional political crisis or an adverse change in the global environment (such as a fall in commodity prices or a rise in global interest rates).

(iii) The third component is portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding. Portfolio concentration increases the potential financial impact of idiosyncratic and covariance risk. Portfolio concentration risk is managed using the portfolio concentration limit described below.

In 1997, the Executive Directors approved an approach to portfolio concentration under which IBRD's largest loan portfolio exposure to a single borrowing country is restricted to the lower of an equitable access limit or a concentration risk limit. The equitable access limit is equal to 10% of IBRD's subscribed capital, reserves and unallocated surplus. The concentration risk limit is based on the adequacy of IBRD's risk-bearing capacity relative to its largest loan portfolio exposure to a single borrowing country. The concentration risk limit takes into account not only current exposure (loans outstanding, plus the present value of guarantees), but also projected exposure over the ensuing three- to five-year period. The limit is determined by the Executive Directors each year at the time they consider IBRD's reserves adequacy and the allocation of its net income from the preceding fiscal year. For FY 2001 the concentration risk limit is $13.5 billion, unchanged from FY 2000. The equitable access limit is $20.7 billion. IBRD's largest loan portfolio exposure (including the present value of guarantees) to a single borrowing country was $11.8 billion at June 30, 2000.

OVERDUE AND NON-PERFORMING LOANS

It is IBRD's policy that if a payment of principal, interest or other charges on an IBRD loan or IDA credit becomes 30 days overdue, no new loans to that member country, or to any other borrower in that country, will be presented to the Executive Directors for approval, nor will any previously approved loan be signed, until payment for all amounts 30 days overdue or longer has been received. In addition, if such payment becomes 60 days overdue, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. Where the member country is not the borrower, the time period for suspension of the approval and signing of new loans to or guaranteed by the member country is 45 days and the time period for suspension of disbursements is 60 days. It is the policy of IBRD to place all loans made to or guaranteed by a member of IBRD in nonaccrual status, if principal, interest or other charges on any such loan are overdue by more than six months, unless IBRD determines that the overdue amount will be collected in the immediate future. IBRD maintains an accumulated provision for loan losses to recognize the risk inherent in the portfolio. The methodology for determining the accumulated provision for loan losses is discussed in the following paragraphs. Additional information on IBRD's loan loss provisioning policy and status of nonaccrual loans can be found in the Notes to Financial Statements-Summary of Significant Accounting and Related Policies, and Note C.

In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. Under this policy, IBRD will develop a lending strategy and will process loans, but not sign or disburse such loans, during a pre-clearance performance period with respect to members that: (a) agree to and implement a medium-term, growth-oriented structural adjustment program endorsed by IBRD;
(b) undertake a stabilization program, if necessary, endorsed, or financially supported, by the International Monetary Fund; (c) agree to a financing plan to clear all arrears to IBRD and other multilateral creditors in the context of a medium-term structural adjustment program; and (d) make debt-service payments as they fall due on IBRD loans during the performance period. The signing, effectiveness and disbursement of such loans will not take place until the member's arrears to IBRD have been fully cleared.

ACCUMULATED PROVISION FOR LOAN LOSSES

IBRD's accumulated provision for loan losses reflects the following:

    - Management's assessment of the overall collectibility risk on accruing loans (which includes callable guarantees); and

    - The present value losses on nonaccruing loans. Such losses are equal to the difference between the discounted present value of the debt-service payments on a loan at its contractual terms and the expected cash flows on that loan.

Management determines the adequacy of the accumulated provision for loan losses by assessing the amount required to cover probable expected losses in the accrual portfolio and losses inherent in the nonaccrual portfolio as of the balance sheet date. The amount required to cover probable expected losses in the accrual portfolio is related to the mean of the distribution of losses facing the institution over the next three years, which has been developed to estimate the probable losses inherent in the accrual portfolio at the balance sheet date. This is calculated using a risk-adjusted capital allocation framework that takes into account the concentration and covariance risk in the portfolio. The amount required to cover losses inherent in the nonaccrual portfolio is based on the calculation of the discounted present value of future cash flows.

Estimating probable expected losses is inherently uncertain and depends on many factors. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision for loan losses accordingly. Actual losses may differ from expected losses due to unforeseen changes in general macroeconomic and political conditions, unexpected correlations within the portfolio, and other external factors.

COMMERCIAL CREDIT RISK

IBRD's commercial credit risk is concentrated in investments in debt instruments issued by sovereigns, agencies, banks and corporate entities. The majority of these investments are in AAA and AA rated instruments.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to meet the financial needs of its borrowers, to generate income through its investment activities and to manage its exposure to fluctuations in interest and currency rates.

Derivative and foreign exchange transactions involve credit risk. The effective management of credit risk is vital to the success of IBRD's funding, investment and asset/liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

IBRD controls the credit risk arising from derivatives and foreign exchange transactions through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty creditworthiness, assigning credit limits and determining the risk profile of specific transactions. Credit limits are calculated and monitored on the basis of potential exposures taking into consideration current market values, estimates of potential future movements in those values and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and government securities.

IBRD treats the credit risk exposure as the replacement cost of the derivative or foreign exchange product. This is also referred to as replacement risk or the mark-to-market exposure amount. While contractual principal amount is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit or market risk.

Mark-to-market exposure is a measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market is positive, it indicates the counterparty owes IBRD and, therefore, creates an exposure for IBRD. When the mark-to-market is negative, IBRD owes the counterparty and does not have replacement risk.

When IBRD has more than one transaction outstanding with a counterparty, and there exists a legally-enforceable master derivatives agreement with the counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then IBRD's exposure to the counterparty is considered to be zero. Net mark-to-market is, in IBRD's view, the best measure of credit risk when there is a legally enforceable master derivatives agreement between IBRD and the counterparty which contains legally enforceable close-out netting provisions. For the contractual value, notional amounts and related credit risk exposure amounts by instrument, see the Notes to Financial Statements-Note E.

Table 2 provides details of IBRD's estimated credit exposure on its investments and swaps, net of collateral held, by counterparty rating category. The swap credit exposure, net by counterparty, of $440 million, for swap activity associated with investments and borrowings, is offset by collateral of $329 million, which results in a total net swap exposure of $111 million.

The FY 2000 decline in credit exposure parallels the decrease in the size of the investment portfolio. The credit exposure from swaps, net of collateral held, declined from $230 million to $111 million during the year.

The FY 1999 increase in credit exposure over that of FY 1998 reflected the growth in the size of the investment portfolio. The net credit exposure from swaps declined from FY 1998 to FY 1999 by $387 million to $230 million.

TABLE 2:
IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------------------------------------------------------------
                                     AT JUNE 30, 2000                              AT JUNE 30, 1999            AT JUNE 30, 1998
              --------------------------------------------------------------   -------------------------   -------------------------
                    INVESTMENTS
              -----------------------
                           AGENCIES,      NET      TOTAL EXPOSURE      %       TOTAL EXPOSURE      %       TOTAL EXPOSURE      %
COUNTERPARTY                BANKS &       SWAP     ON INVESTMENTS      OF      ON INVESTMENTS      OF      ON INVESTMENTS      OF
   RATING     SOVEREIGNS   CORPORATES   EXPOSURE     AND SWAPS       TOTAL       AND SWAPS       TOTAL       AND SWAPS       TOTAL
------------  ----------   ----------   --------   --------------   --------   --------------   --------   --------------   --------
AAA.........    $3,791      $ 8,516       $ --        $12,307          49         $12,513          41         $ 9,740          37
AA..........     2,019        8,813         85         10,917          44          15,449          51          14,725          56
A...........     --           1,776         26          1,802           7           2,311           8           1,939           7
                ------      -------       ----        -------         ---         -------         ---         -------         ---
Total.......    $5,810      $19,105       $111        $25,026         100         $30,273         100         $26,404         100
                ======      =======       ====        =======         ===         =======         ===         =======         ===
------------------------------------------------------------------------------------------------------------------------------------

ASSET/LIABILITY MANAGEMENT

The objective of asset/liability management for IBRD is to ensure adequate funding for each product at the most attractive available cost, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. IBRD's Risk Management Department is charged with identifying, measuring and monitoring market risks, liquidity risks, and counterparty credit risks in IBRD's financial operations.

INTEREST RATE RISK

There are two potential sources of interest rate risk to IBRD. The first is the interest rate sensitivity associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings which fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. The borrowing cost pass-through formulation incorporated in the lending rates charged on most of IBRD's existing loans has traditionally helped limit the interest rate sensitivity of the net spread earnings on its loan portfolio. Such cost pass-through loans currently account for more than 84% of the existing outstanding loan portfolio (82% at the end of FY 1999). However, the majority of cost pass-through loans do entail some residual interest rate risk, given the lag inherent in the lending rate calculation. If new borrowings are at interest rates above the average of those already in the debt pool, the higher average debt costs would not be passed through to the lending rate charged to the borrowers and thus would not affect the interest income generated on cost pass-through loans until the following semester. The reverse is true when market interest rates decline.

Another potential risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed rate borrowings, to provide the borrowers with a reasonably stable interest basis. Given that the cumulative impact of interest rate changes over the last decade has resulted in a decline in the level of interest rates, the cost of these historical fixed-rate borrowings in the multicurrency pool and the single currency pools is currently considerably higher than IBRD's new borrowing costs. Recent interest rate increases in the market have mitigated this difference to some extent. However, the amount of "above market" debt allocated to the multicurrency pool debt, in aggregate terms, still exceeds the outstanding multicurrency pool loans beyond FY 2011, i.e. the pool is over-funded beyond FY 2011. The present value of this over-funded portion of the above-market debt is about $230 million as of June 30, 2000. Over-funding reaches a maximum of approximately $5.6 billion in FY 2015. Strategies for managing this risk include changing the rate fixity of the overfunded portion of the debt from fixed to floating rates. During FY 2000, IBRD completed two FORWARD INTEREST RATE SWAP transactions and plans to enter into additional swap transactions until the over-funded portion of the above-market fixed-rate debt is completely swapped to floating rates. A portion of the loss attributable to the combined position will be passed as a rate adjustment to the multicurrency pool loans.

Interest rate risk on non-cost pass-through products, which currently account for 16% of the existing loan portfolio (18% at the end of FY 1999), is managed by using INTEREST RATE SWAPS to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding. As the portfolio of fixed-spread loans increases, the proportion of non-cost pass-though products will grow. The interest rate risk on IBRD's liquid portfolio is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

Because equity funds a portion of outstanding loans, IBRD's level of net income is sensitive to movements in the level of nominal interest rates. In general, lower nominal interest rates result in lower lending rates which, in turn, reduce the nominal earnings on IBRD's equity.

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of IBRD's assets, liabilities and derivative financial instruments. On floating rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its floating rate receivables and payables.

As part of its asset/liability management process, IBRD employs INTEREST RATE SWAPS to manage and align the rate sensitivity characteristics of its assets and liabilities. IBRD uses derivative instruments to adjust the interest rate repricing characteristics of specific balance sheet assets and liabilities, or groups of assets and liabilities with similar repricing characteristics.

EXCHANGE RATE RISK

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD's policy is to minimize the exchange rate sensitivity of its reserves-to-loans ratio. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its reserves to that of its outstanding loans. This policy is designed to minimize the impact of market rate fluctuations on the reserves-to-loans ratio, thereby preserving IBRD's ability to better absorb potential losses from arrears regardless of the market environment. IBRD is constantly evaluating alternative strategies to better manage its exchange rate risk.

Figure 2 presents the currency composition of significant balance sheet components (net of swaps) at the end of FY 2000 and FY 1999.

FIGURE 2: RELATIVE CURRENCY COMPOSITION OF SIGNIFICANT BALANCE SHEET COMPONENTS

AT JUNE 30, 2000

                                    [GRAPH]

AT JUNE 30, 1999

                                    [GRAPH]

OPERATING RISK

Operating risk is the potential for loss arising from internal activities or external events caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transaction processing, settlement systems and procedures and the execution of legal, fiduciary and agency responsibilities. IBRD, like all financial institutions, is exposed to many types of operating risks, including the risk of fraud by staff or outsiders. IBRD attempts to mitigate operating risk by maintaining a system of internal controls that is designed to keep operating risk at appropriate levels in view of the financial strength of IBRD and the characteristics of the activities and markets in which IBRD operates. In the past, IBRD has suffered certain minor financial losses from operating risk and while it maintains an adequate system of internal controls, there can be no absolute assurance that IBRD will not suffer such losses in the future.

In FY 1996, IBRD adopted the COSO(1) control framework and a self-assessment methodology to evaluate the effectiveness of its internal controls over financial reporting, and it has an on-going program in place to assess all major business units. In each of the last four fiscal years, IBRD obtained an attestation report from its external auditors that IBRD's assertion that, as of June 30 of each of these fiscal years, its system of internal control over its external financial reporting met the criteria for effective internal control over external financial reporting described in COSO, is fairly stated in all material respects.

ECONOMIC AND MONETARY UNION IN EUROPE

Since January 1, 1999, in the normal course of business as a multicurrency organization, IBRD has been conducting euro-denominated transactions in paying and receiving, investments, bond issuance, loan disbursements, loan billing and new lending commitments.

IBRD has adopted a gradual approach to redenominate national currency unit balance sheet items and IBRD-administered donor trust funds to euro during the transition period, before their automatic conversion to euro on January 1, 2002.

YEAR 2000 UPDATE

The Year 2000 issue was the result of computer programs using two digits rather than four to define the applicable year. Without remediation or replacement, this could have resulted in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions. Modification and replacement of software and hardware and coordination with third party providers enabled IBRD to operate normally across the globe without experiencing any material interruptions in any critical systems during the roll over and thereafter. The total cost of Year 2000 preparation was estimated at approximately $17 million. The cost of certain major systems replacements and enhancements already planned were not considered Year 2000 costs.

While ongoing tracking continues, no latent Year 2000 issues have arisen. Nor have there been indications from any borrowers that they have experienced any serious disruptions to national infrastructure or public administration due to Year 2000 problems that could affect their ability to continue to service IBRD loans.

---------

(1). In 1992, the Committee of Sponsoring Organizations of the Treadway Commission (COSO) issued its INTERNAL CONTROL-INTEGRATED FRAMEWORK, which provided a common definition of internal control and guidance on judging its effectiveness.

                              LIQUIDITY MANAGEMENT

Liquidity risk arises in the general funding of IBRD's activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of IBRD's financial commitments.

The cumulative performance of the liquid asset portfolio in FY 2000 compared to FY 1999 is presented in Table 3. These returns exclude investment assets funding certain other postemployment benefits.

TABLE 3:
---------------------------------------------------------------------------------
                                                                  ANNUALIZED
                                                                   FINANCIAL
                                                                  RETURN (%)
                                                              -------------------
                                                              FY 2000    FY 1999
                                                              --------   --------
IBRD Overall Portfolio......................................    5.75       6.00
  Stable Portfolio of which:
    Actively Managed........................................    5.93       5.35
    Held-to-maturity Portfolio..............................      --      82.96
  Operational Portfolio.....................................    5.39       4.48
  Discretionary Portfolio...................................    5.27       5.23
---------------------------------------------------------------------------------

The returns for FY 1999 were heavily affected by IBRD's liquidation, in FY 1999, of the sterling U.K. government securities in the held-to-maturity portfolio. At the time of liquidation the securities in the held-to-maturity portfolio had a fair value of $1,389 million and a carrying value of $1,152 million. This liquidation resulted in a realized gain of $237 million.

Under IBRD's liquidity management policy, aggregate liquid asset holdings should be kept at or above a specified prudential minimum. That minimum is equal to the highest consecutive six months of debt service obligations for the fiscal year, plus one-half of net loan disbursements as projected for the fiscal year, based on the undisbursed balance of total approved loans as of the beginning of that fiscal year. The FY 2001 prudential minimum liquidity level has been set
$18.4 billion, representing a $400 million increase over that for FY 2000. IBRD also holds liquid assets over the specified minimum to provide flexibility in timing its borrowing transactions and to meet working capital needs.

IBRD's liquid assets are held principally in obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, asset-backed securities, and futures and options contracts pertaining to such obligations.

Liquid assets are held in three distinct sub-portfolios: stable; operational; and discretionary, each with different risk profiles, funding, structures and performance benchmarks. The stable portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year. The operational portfolio provides working capital for IBRD's day-to-day cash flow requirements. The discretionary portfolio provides flexibility for the execution of IBRD's borrowing program and can be used to take advantage of attractive market opportunities. The discretionary portfolio was gradually liquidated over the first half of FY 2000. This liquidation provided the funding necessary to meet an unusually large concentration of debt service payments during this period. Figure 3 represents IBRD's liquid asset portfolio size and structure at the end of FY 2000 and FY 1999, excluding investment assets associated with certain other postemployment benefits.

FIGURE 3:
--------------------------------------------------------------------------------

                                   [PIECHART]
                                   [PIECHART]

--------------------------------------------------------------------------------

At the end of FY 2000, the aggregate size of the IBRD liquid asset portfolio stood at $24,193 million, a decrease of $5,817 million over FY 1999. The higher volume of liquid assets at June 30, 1999 included the proceeds from the borrowing program undertaken to pre-fund the large amount of debt maturing in FY 2000. The IBRD liquid asset portfolio is largely composed of U.S. dollars, with the currency composition of the operational portfolio varying the most as a result of the cash flows generated by disbursements, debt-service payments, new borrowings and reserves conversions.

                               FUNDING RESOURCES

EQUITY

Total shareholders' equity at June 30, 2000 was $29,289 million compared with $28,021 million at June 30, 1999. The increase from FY 1999 primarily reflects the increase in retained earnings of $1,318 million. Table 4 presents the composition of equity at June 30, 2000 and 1999. The reduction in restricted paid-in capital of $180 million is due primarily to encashments of demand obligations.

IBRD's equity base plays a critical role in securing its financial objectives. By enabling IBRD to absorb risk out of its own resources, its equity base protects shareholders from a possible call on callable capital. The adequacy of IBRD's equity capital is judged on the basis of its ability to generate future net income sufficient to absorb plausible risks and support normal loan growth, without reliance on additional shareholder capital. IBRD uses the EQUITY CAPITAL-TO-LOANS measure as a summary statistic for financial capacity. Cash flow analysis is the basis by which IBRD measures its income generating capacity and its capital adequacy. IBRD continues to consider additional methodologies for evaluating its risk-bearing capacity.

TABLE 4:
---------------------------------------------------------------------------------
IN MILLIONS OF U.S. DOLLARS
                                                                JUNE       JUNE
                                                                30,        30,
                                                                2000       1999
                                                              --------   --------
USABLE PAID-IN CAPITAL
  Paid-in Capital...........................................  $11,418    $11,395
  Net Receivable for Maintenance of Value...................     (898)      (869)
  Restricted Paid-in Capital................................   (2,328)    (2,509)
                                                              -------    -------
  TOTAL USABLE PAID-IN CAPITAL..............................    8,192      8,017
RETAINED EARNINGS AND CUMULATIVE TRANSLATION ADJUSTMENTS....   18,386     17,072
EQUITY EXCLUDED FROM EQUITY CAPITAL-TO-LOANS RATIO
  Surplus...................................................      (85)      (195)
  Pension Reserve...........................................     (549)      (294)
  Prospective allocation of FY 2000/FY 1999 net income,
    other than to General Reserve...........................     (877)      (818)
                                                              -------    -------
EQUITY CAPITAL USED IN EQUITY CAPITAL-TO-LOANS RATIO........  $25,067    $23,782
                                                              =======    =======
---------------------------------------------------------------------------------

As a result of higher net income and the increase in reserves, shareholders' equity grew at a faster pace than the loan portfolio, compared to the prior year. As a result, the ratio of EQUITY CAPITAL-TO-LOANS rose to 21.23% at June 30, 2000, from 20.65% one year earlier. In accordance with the financial policy defining this ratio, the amount of transfer to general reserves of $1,114 million approved on August 1, 2000 was included in this ratio at June 30, 2000 ($700 million--June 30, 1999). Figure 4 depicts this ratio over the last five years.

FIGURE 4:

                                    [GRAPH]

CAPITAL

The authorized capital of IBRD at June 30, 2000 was $190,811 million, of which $188,606 million had been subscribed. Of the subscribed capital, $11,418 million had been paid in and $177,188 million was callable. Of the paid-in capital, $8,168 million was available for lending and $3,250 million was not available for lending. The terms of payment of IBRD's capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD's Board of Governors are:

     (i) $2,563 million of IBRD's capital was initially paid in gold or U.S. dollars or was converted by the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by IBRD in its operations.

     (ii) $8,855 million of IBRD's capital was paid in the currencies of the subscribing members. Under the Articles this amount is subject to MAINTENANCE OF VALUE obligations and may be loaned only with the consent of the member whose currency is involved. In accordance with such consents, $5,301 million of this amount had been used in IBRD's lending operations at June 30, 2000.

    (iii) $150,885 million of IBRD's capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

     (iv) $26,303 million of IBRD's capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolutions of IBRD's Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD's callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 2000, $103,115 million (58%) of the uncalled capital was callable from the member countries of IBRD that are also members of the Development Assistance Committee of the Organization for Economic Cooperation and Development. This amount was equal to 90.4% of IBRD's outstanding borrowings after swaps at June 30, 2000. Table 5 sets out the capital subscriptions of those countries and the callable amounts.

TABLE 5:
IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------
                                                         TOTAL CAPITAL   UNCALLED PORTION
MEMBER COUNTRY(A)                                        SUBSCRIPTION    OF SUBSCRIPTION
-------------------------------------------------------  -------------   ----------------
United States..........................................     $ 31,965         $ 29,966
Japan..................................................       15,321           14,377
Germany................................................        8,734            8,191
France.................................................        8,372            7,851
United Kingdom.........................................        8,372            7,832
Canada.................................................        5,404            5,069
Italy..................................................        5,404            5,069
Netherlands............................................        4,283            4,018
Belgium................................................        3,496            3,281
Switzerland............................................        3,210            3,012
Australia..............................................        2,951            2,770
Spain..................................................        2,857            2,682
Sweden.................................................        1,806            1,696
Denmark................................................        1,623            1,525
Austria................................................        1,335            1,254
Norway.................................................        1,204            1,132
Finland................................................        1,033              971
New Zealand............................................          873              821
Portugal...............................................          659              620
Ireland................................................          636              599
Greece.................................................          203              189
Luxembourg.............................................          199              190
                                                            --------         --------
  TOTAL................................................     $109,940         $103,115
                                                            ========         ========
-----------------------------------------------------------------------------------------

       a. See details regarding the capital subscriptions of all members of IBRD at June 30, 2000 in Financial Statements-Statement of Subscriptions to Capital Stock and Voting Power.

The United States is IBRD's largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription

For a further discussion of capital stock, restricted currencies, MAINTENANCE OF VALUE and membership, refer to the Notes to Financial Statements-Summary of Significant Accounting and Related Policies and Note A.

BORROWINGS

SOURCE OF FUNDING

IBRD diversifies its sources of funding by offering its securities to institutional and retail investors globally on terms acceptable to IBRD. Under its Articles, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

FUNDING OPERATIONS

In FY 2000, medium- and long-term debt raised directly in financial markets by IBRD amounted to $15,789 million compared to $22,443 million in FY 1999. Table 6 summarizes IBRD's funding operations for FY 2000 and FY 1999. Funding raised in any given year is used for IBRD's general operations, including loan disbursements, refinancing of maturing debt and prefunding of future lending activities. All proceeds from new funding are initially invested in the liquid asset portfolio and subsequently allocated to the different debt pools funding loans as necessary in accordance with operating guidelines. In FY 2000, IBRD followed a strategy of selective bond issuance, composed of cost-effective private placements, largely pre-sold institutional public issues and retail targeted transactions.

Among the highlights of IBRD's capital markets activities in FY 2000 were its launch of the first electronic-based bond issue that included initial offering, customer order-taking and secondary market trading over the Internet, and its opening of the Mexican peso and Chilean peso bond markets for foreign issuance.

IBRD strategically repurchases or prepays its debt to reduce the cost of borrowings and to reduce exposure to refunding requirements in a particular year or meet other operational needs. During FY 2000, IBRD repurchased or prepaid a total of $807 million of its outstanding borrowings.

TABLE 6:
---------------------------------------------------------------------------------
                                                              FY 2000    FY 1999
                                                              --------   --------
Total Medium- and Long-term Borrowings(a) (USD million).....  $15,789    $22,443
Average Maturity (years)....................................      5.8        6.7
Number of Transactions......................................      148        186
Number of Currencies........................................       13         12
---------------------------------------------------------------------------------

       a. Includes one-year notes and represents net proceeds on a trade date basis.

USE OF DERIVATIVES

IBRD engages in a combination of interest rate and currency swaps to convert direct borrowings into a desired interest rate structure and currency composition. Interest rate and currency swaps are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans.

In FY 2000, the majority of new funding continued to be initially swapped into floating rate U.S. dollars, with conversion to other currencies or fixed rate funding being carried out subsequently in accordance with funding requirements.

COMPOSITION OF BORROWINGS

Of the borrowings outstanding after swaps at June 30, 2000, 55% was at variable rates (54% at June 30, 1999). The currency composition continues to be concentrated in U.S. dollars, with its share at the end of June 30, 2000 at 80% of the borrowings portfolio (79% at June 30, 1999). This reflects IBRD borrowers' preference for U.S. dollar-denominated loans and the corresponding currency composition of the liquid asset portfolio.

A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements-Note D.

                             RESULTS OF OPERATIONS

IBRD's net income can be seen as broadly comprising a spread on earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. Table 7 shows a breakdown of income, net of funding costs.

FY 2000 VERSUS FY 1999

FY 2000 net income was $1,991 million, $473 million higher than in FY 1999. The majority of this change was due to the following:

    - A $412 million reduction in loan loss provision expense resulting primarily from a reassessment of the possible losses inherent in the loan portfolio. That assessment concluded that a general improvement in credit quality for certain large borrowers, as well as for the accrual portfolio as a whole, warranted a $243 million reduction in the accumulated provision for loan losses. The remaining $169 million decrease in expense is attributable to a reduction in the growth of the loan portfolio.

    - A $345 million increase in loan interest income, net of funding costs, resulting from an increase in the average outstanding loan balance, especially in the higher-yielding special adjustment loans, as well as the improved net returns from the single currency pool loans. Net returns from the single currency pool loans recovered because the higher U.S. dollar borrowing costs were not fully passed through to borrowers in FY 1999. The lower interest waivers and higher front-end fees in effect for the full FY 2000 also contributed to the increase in net returns from the loan portfolio.

    - A $208 million reduction in investment income, net of funding costs, primarily as a result of the non-recurring $237 million gain realized in FY 1999 from the liquidation of the held-to-maturity portfolio.

    - A $66 million increase in net noninterest expenses, due primarily to a decrease in pension and postretirement income.

FY 1999 VERSUS FY 1998

FY 1999 net income was $1,518 million, $275 million higher than FY 1998. This increase was primarily attributable to:

    - A $237 million gain realized upon liquidation of the held-to-maturity portfolio during the first quarter of the fiscal year.

    - A $233 million increase in loan interest income, net of funding costs, resulting from the changes in loan pricing. During the year IBRD reduced its interest waiver on existing loans, introduced a front-end fee on new loans and earned higher loan spreads on the special adjustment loans disbursed during the year.

    - Offset in part by an increase of $247 million in net noninterest expense due primarily to a decrease in pension and postretirement income.

NET INTEREST INCOME

IBRD's primary interest earning assets are its loans and liquid asset investments. Table 8 provides a breakdown of the gross interest income on earning assets (including other loan income). Table 9 provides a breakdown of gross borrowing costs.

TABLE 7:
IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------
                                                          FY 2000    FY 1999    FY 1998
                                                          --------   --------   --------
Loan interest income, net of funding costs
    Debt funded.........................................   $  678     $  387     $  374
    Equity funded.......................................    1,771      1,717      1,497
                                                           ------     ------     ------
  Total loan interest income, net of funding costs......    2,449      2,104      1,871
Other loan charges......................................       49         59         22
Loan loss provision.....................................      166       (246)      (251)
Investment income, net of funding costs.................      116        324         77
Net noninterest expense.................................     (789)      (723)      (476)
                                                           ------     ------     ------
NET INCOME..............................................   $1,991     $1,518     $1,243
                                                           ======     ======     ======
----------------------------------------------------------------------------------------

TABLE 8:
IN MILLIONS OF U.S. DOLLARS
------------------------------------------------------------------------------------------------------------------------------
                                       FY 2000                           FY 1999                           FY 1998
                           -------------------------------   -------------------------------   -------------------------------
                                        INTEREST INCOME                   INTEREST INCOME                   INTEREST INCOME
                           AVERAGE    --------------------   AVERAGE    --------------------   AVERAGE    --------------------
                            VOLUME     AMOUNT    RETURN %     VOLUME     AMOUNT    RETURN %     VOLUME     AMOUNT    RETURN %
                           --------   --------   ---------   --------   --------   ---------   --------   --------   ---------
LOANS BY PRODUCT
  Multicurrency Pool.....  $ 37,654    $2,074      5.51      $ 39,607    $2,361      5.96      $ 70,047    $4,335      6.19
  Single Currency
    Pools................    38,824     3,104      8.00        43,687     3,199      7.32        18,136     1,250      6.89
  Variable-Spread Single
    Currency Loans.......    20,791     1,189      5.72        14,970       777      5.19         8,061       448      5.56
  Fixed-Rate Single
    Currency Loans.......    11,855       742      6.26         7,468       468      6.27         3,330       218      6.55
  Nonstandard Variable-
    Spread Single
    Currency Loans.......     9,676       773      7.99         6,833       477      6.98         2,165       158      7.30
  Fixed-Spread Loans.....       383        23      6.00            --        --        --            --        --        --
  Other Fixed Rate.......     2,272       199      8.76         3,618       308      8.51         5,323       450      8.45
  Other Loan Income......                  49                                59                                22
                           --------    ------      ----      --------    ------      ----      --------    ------      ----
TOTAL LOANS..............   121,455     8,153      6.71       116,183     7,649      6.58       107,062     6,881      6.43
                           --------    ------      ----      --------    ------      ----      --------    ------      ----
CASH AND INVESTMENTS.....    27,652     1,589      5.74        28,049     1,684      6.00        21,895     1,233      5.63
                           --------    ------      ----      --------    ------      ----      --------    ------      ----
  TOTAL EARNING ASSETS...  $149,107    $9,742      6.53      $144,232    $9,333      6.47      $128,957    $8,114      6.29
                           ========    ======      ====      ========    ======      ====      ========    ======      ====
------------------------------------------------------------------------------------------------------------------------------

TABLE 9:
IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------------------------
                                        FY 2000                          FY 1999                          FY 1998
                             ------------------------------   ------------------------------   ------------------------------
                                          BORROWING COST                   BORROWING COST                   BORROWING COST
                                        -------------------              -------------------              -------------------
                             AVERAGE                 COST     AVERAGE                 COST     AVERAGE                 COST
                              VOLUME     AMOUNT       %        VOLUME     AMOUNT       %        VOLUME     AMOUNT       %
                             --------   --------   --------   --------   --------   --------   --------   --------   --------
BORROWING PORTFOLIO BY DEBT POOLS

  Multicurrency Pool.......  $ 26,475    $1,169      4.42     $ 29,640    $1,514      5.11     $ 54,266    $3,092      5.70
  Single Currency Pools....    28,598     2,213      7.74       33,832     2,507      7.41       14,252     1,012      7.10
  Variable-Spread Single
    Currency Loans.........    16,828       906      5.38       11,961       581      4.86        6,341       348      5.49
  Fixed-Rate Single
    Currency Loans.........    10,162       588      5.79        6,143       367      5.97        2,767       169      6.11
  Nonstandard Variable-
    Spread Single Currency
    Loans..................     8,909       501      5.62        5,578       284      5.09        2,164       117      5.41
  Fixed-Spread Loans.......       423        18      4.26           --        --        --           --        --        --
  Other Debt Funding.......    29,060     1,733      5.96       28,541     1,593      5.58       22,382     1,406      6.28
                             --------    ------      ----     --------    ------      ----     --------    ------      ----
TOTAL BORROWINGS...........  $120,455    $7,128      5.92     $115,695    $6,846      5.92     $102,172    $6,144      6.01
                             ========    ======      ====     ========    ======      ====     ========    ======      ====
-----------------------------------------------------------------------------------------------------------------------------

FY 2000 VERSUS FY 1999

Loan interest income increased by $504 million to $8,153 million in FY 2000 due primarily to the higher average balance of loans outstanding during the year. This increased volume resulted in an additional $354 million of income. Additionally, an increase in the average return from loans contributed another $150 million to the increase in income. This increase in the weighted average return was mainly due to four factors: i) a higher average rate on the LIBOR-based loans in a rising interest rate environment; ii) the full year effect of the pass through of higher U.S. dollar borrowing costs funding single currency pool loans, iii) a larger proportion of the higher-yielding special adjustment loans during the year; and iv) having lower interest waivers and higher front-end fees in effect for the full fiscal year.

Investment income decreased by $95 million in FY 2000 to $1,589 million primarily due to two factors. In FY 1999, a $237 million one-time gain was realized upon liquidation of the securities in the held-to-maturity portfolio. This was partially offset by $165 million increase in income from higher returns achieved in the increasing interest rate environment seen over the past year.

The cost of borrowing increased by $282 million to $7,128 million in FY 2000, due to higher average borrowings outstanding. The maturity of higher-cost debt in FY 2000 offset the increase in borrowing costs resulting from interest rate resets on variable rate debt.

FY 1999 VERSUS FY 1998

The main factor contributing to the increase in loan interest income of $768 million was the higher average balance of loans outstanding in terms of U.S. dollars. A higher volume of loans outstanding, representing $607 million of the increased income, was the result of increased net disbursements and the effect of translation into U.S. dollar terms for reporting purposes. Additionally, increases in loan pricing contributed $161 million.

Two significant factors contributed to the increase of $451 million in investment income. In FY 1999, a gain of $237 million was realized upon liquidation of the securities in the held-to-maturity portfolio. Additionally, income increased by $214 million reflecting increases in the average investment balance, offset by the effect of slightly lower market interest rates.

The cost of borrowings increased $702 million. While a falling interest rate environment reduced the cost of borrowings from 6.01% to 5.92%, total costs increased because of the higher average borrowings balance.

NET NONINTEREST EXPENSE

The main components of net noninterest expense are presented in Table 10.

FY 2000 VERSUS FY 1999

Overall gross administrative expenses decreased by $33 million (see Notes to Financial Statements--Note G). Net noninterest expense increased $66 million. The major factor was that the contribution of income from pension and postretirement benefits dropped by $89 million, as a result of the decrease in the actuarially determined Staff Retirement Plan income.

FY 1999 VERSUS FY 1998

Overall gross administrative expenses increased only slightly. From FY 1998 to FY 1999, net noninterest expense increased by $247 million, generally returning to FY 1997 levels. Staff costs increased 15%; however, the majority of the increase in expense is attributable to the FY 1998 non-recurring reduction in expense realized as a result of the change in accounting for other postretirement benefits. See Notes to the Financial Statements--Note I for a detailed discussion of those changes.

TABLE 10:
IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------
                                                          FY 2000    FY 1999    FY 1998
                                                          --------   --------   --------
Gross Administrative Expenses
    Staff Costs.........................................   $  489     $  538     $  466
    Consultant Fees.....................................       88         97         91
    Operational Travel..................................       92         94         94
    Other Expenses......................................      392        365        328
                                                           ------     ------     ------
Total Gross Administrative Expenses.....................    1,061      1,094        979
Less: Contribution to Special Programs..................      126        129        112
                                                           ------     ------     ------
Total Net Administrative Expenses.......................      935        965        867
                                                           ------     ------     ------
  Contribution to Special Programs......................      126        129        112
  Service Fee Revenues..................................     (118)      (116)      (104)
  Pension & Postretirement Benefit Income...............     (156)      (245)      (399)
  Net Other Expense (Income)............................        2        (10)        --
                                                           ------     ------     ------
    TOTAL NET NONINTEREST EXPENSE.......................   $  789     $  723     $  476
                                                           ======     ======     ======
----------------------------------------------------------------------------------------

                  AFFILIATED ORGANIZATIONS--IFC, IDA AND MIGA

The activities of IBRD are complemented by those of three affiliated international organizations--the International Finance Corporation (IFC), the International Development Association (IDA) and the Multilateral Investment Guarantee Agency (MIGA)--which work closely with IBRD in achieving common objectives. Membership in these organizations is open only to members of IBRD. Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Executive Directors of IBRD serve EX OFFICIO on the Board of Directors of IFC and as Executive Directors of IDA if they represent at least one country which is a member of these organizations. As of June 30, 2000, all of IBRD's Executive Directors also had been elected to serve on MIGA's Board of Directors, and they constituted the entire Board.

The President of IBRD is also the President of IFC, IDA, and MIGA. The Executive Vice President of IFC is also a Managing Director of IBRD. IDA and IBRD have the same staff. IFC and MIGA each employs its own staff and management (other than as noted in this paragraph). IBRD and IFC have also established several jointly-managed departments to coordinate policy advice and project investment in the area of private sector development; these departments are staffed by employees of both institutions and managed by jointly-appointed directors. IBRD staff also provide certain services to the other institutions. For information on fees that IFC, IDA, and MIGA pay IBRD for services, see Notes to Financial Statements Note G.

IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises, without a government's guarantee. One hundred seventy-four countries are members of IFC. Under its Articles, IBRD is permitted to make loans to IFC without guarantee by a member, subject to the limitation that IBRD may not lend IFC any amount which would increase IFC's total outstanding debt beyond a certain threshold, which at June 30, 2000 equaled $23,000 million. At that date, IFC's total outstanding debt was $15,199 million comprising total borrowings of $14,919 million and guarantees signed of $280 million. Of IFC's total outstanding debt, $273 million was due to IBRD. There were no undrawn lending commitments from IBRD to IFC.

IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IDA is financed by capital subscriptions and contributions from its members and may not borrow from IBRD. Under a statement of policy of IBRD's Board of Governors, IBRD may make grants to IDA only out of net income that
(a) accrued during the fiscal year in respect of which the transfer is made and
(b) is not needed for allocation to reserves or otherwise required to be retained in IBRD's business. Grants may also be made out of net income previously transferred to surplus, upon the approval of the Board of Governors. Grant approvals to IDA total $6,435 million to date; at August 31, 2000, $650 million remained payable to IDA. For additional information on transfers of IBRD's net income to IDA, see Financial Overview on p. 4 of this Information Statement and the Notes to Financial Statements Note F.

MIGA was established to encourage the flow of investments for productive purposes by providing guarantees against noncommercial risks for foreign investment in its developing member countries. IBRD may not lend to MIGA.

                             ADMINISTRATION OF IBRD

IBRD's administration is composed of the Board of Governors, the Executive Directors, the President, other officers and staff.

All the powers of IBRD are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of IBRD, who exercise the voting power to which that member is entitled. Each member is entitled to 250 votes plus one vote for each share held. The Board of Governors holds regular annual meetings.

There are 24 Executive Directors. Five of these are appointed, one by each of the five members having the largest number of shares of capital stock at the time of such appointment (the United States, Japan, Germany, France and the United Kingdom), and 19 are elected by the Governors representing the other members. The Board of Governors has delegated to the Executive Directors authority to exercise all the powers of IBRD except those reserved to the Governors under the Articles. The Executive Directors function as a board, and each Executive Director is entitled to cast the number of votes of the member or members by which such person is appointed or elected.

The following is an alphabetical list of the Executive Directors of IBRD and the member countries by which they were appointed or elected:

Khalid M. Al-Saad............................  Bahrain, Arab Republic of Egypt, Jordan,
                                               Kuwait, Lebanon, Libya, Maldives, Oman,
                                               Qatar, Syrian Arab Republic, United Arab
                                               Emirates, Republic of Yemen
Yahya H. Alyahya.............................  Saudi Arabia
Ruth Bachmayer...............................  Austria, Belarus, Belgium, Czech Republic,
                                               Hungary, Kazakhstan, Luxembourg, Slovak
                                               Republic, Slovenia, Turkey
Andrei Bugrov................................  Russian Federation
Federico Ferrer..............................  Costa Rica, El Salvador, Guatemala, Honduras,
                                               Mexico, Nicaragua, Spain, Venezuela
Valeriano F. Garcia..........................  Argentina, Bolivia, Chile, Paraguay, Peru,
                                               Uruguay
Godfrey Gaoseb...............................  Angola, Botswana, Burundi, Eritrea, Ethiopia,
                                               The Gambia, Kenya, Lesotho, Liberia, Malawi,
                                               Mozambique, Namibia, Nigeria, Seychelles,
                                               Sierra Leone, South Africa, Sudan, Swaziland,
                                               Tanzania, Uganda, Zambia, Zimbabwe
Inaamul Haque................................  Algeria, Ghana, Islamic Republic of Iran,
                                               Iraq, Morocco, Pakistan, Tunisia
Yuzo Harada..................................  Japan
Jannes Hutagalung............................  Brunei Darussalam, Fiji, Indonesia, Lao
                                               People's Democratic Republic, Malaysia,
                                               Myanmar, Nepal, Singapore, Thailand, Tonga,
                                               Vietnam
Neil Hyden...................................  Australia, Cambodia, Kiribati, Republic of
                                               Korea, Marshall Islands, Federated States of
                                               Micronesia, Mongolia, New Zealand, Palau,
                                               Papua New Guinea, Samoa, Solomon Islands,
                                               Vanuatu.
Finn Jonck...................................  Denmark, Estonia, Finland, Iceland, Latvia,
                                               Lithuania, Norway, Sweden
Matthias Meyer...............................  Azerbaijan, Kyrgyz Republic, Poland,
                                               Switzerland, Tajikistan, Turkmenistan,
                                               Uzbekistan
Jean-Claude Milleron.........................  France
Terrie O'Leary...............................  Antigua and Barbuda, The Bahamas, Barbados,
                                               Belize, Canada, Dominica, Grenada, Guyana,
                                               Ireland, Jamaica, St. Kitts and Nevis, St.
                                               Lucia, St. Vincent and the Grenadines
Franco Passacantando.........................  Albania, Greece, Italy, Malta, Portugal
Stephen Pickford.............................  United Kingdom
Jan Piercy...................................  United States
Murilo Portugal..............................  Brazil, Colombia, Dominican Republic,
                                               Ecuador, Haiti, Panama, Philippines,
                                               Suriname, Trinidad and Tobago
Helmut Schaffer..............................  Germany

B.P. Singh...................................  Bangladesh, Bhutan, India, Sri Lanka
Pieter Stek..................................  Armenia, Bosnia and Herzegovina, Bulgaria,
                                               Croatia, Cyprus, Georgia, Israel, former
                                               Yugoslav Republic of Macedonia, Moldova,
                                               Netherlands, Romania, Ukraine
Bassary Toure................................  Benin, Burkina Faso, Cameroon, Cape Verde,
                                               Central African Republic, Chad, Comoros,
                                               Democratic Republic of Congo, Republic of
                                               Congo, Cote d'Ivoire, Djibouti, Equatorial
                                               Guinea, Gabon, Guinea, Guinea-Bissau,
                                               Madagascar, Mali, Mauritania, Mauritius,
                                               Niger, Rwanda, Sao Tome and Principe,
                                               Senegal, Togo
Zhu Xian.....................................  China

The President is selected by the Executive Directors. Subject to their direction on questions of policy, the President is responsible for the conduct of the ordinary business of IBRD and for the organization, appointment and dismissal of its officers and staff.

The following is a list of the principal officers of the Bank:

President....................................  James D. Wolfensohn
Managing Director............................  Jeffrey Goldstein
Managing Director............................  Sven Sandstrom
Managing Director............................  Peter Woicke
Managing Director............................  Shengman Zhang
Managing Director............................  Mamphela Ramphele
Senior Vice President and Chief Financial
  Officer....................................  Gary L. Perlin
Senior Vice President and Chief Economist....  Nicholas H. Stern
Vice President and Network Head, Poverty
  Reduction and Economic Management..........  Kemal Dervis
Vice President, Financial Operations and
  Network Head, Finance, Private Sector and
  Infrastructure.............................  Manuel Conthe
Vice President, Middle East and North Africa
  Regional Office............................  Jean-Louis Sarbib
Vice President and Head, Human Development
  Network....................................  Eduardo Doryan
Vice President and Corporate Secretary.......  Cheikh Ibrahima Fall
Vice President, Latin America and the
  Caribbean Regional Office..................  David de Ferranti
Vice President and Network Head,
  Environmentally and Socially Sustainable
  Development................................  Ian Johnson
Vice President, External Affairs.............  Mats Karlsson
Vice President, Resource Mobilization and
  Cofinancing................................  Motoo Kusakabe
Vice President, Europe and Central Asia
  Regional Office............................  Johannes F. Linn
Vice President, Africa Regional Office.......  Callisto E. Madavo
Vice President and Treasurer.................  Afsaneh Mashayekhi Beschloss
Vice President and Controller................  Fayezul H. Choudhury
Vice President, South Asia Regional Office...  Mieko Nishimizu
Vice President and General Counsel...........  Ko-Yung Tung

Vice President, Europe, External Affairs.....  Jean Francois Rischard
Vice President, Development Policy...........  Jozef M. Ritzen
Vice President, Operations Policy and
  Strategy...................................  Joanne Salop
Vice President, East Asia and Pacific
  Regional Office............................  Jemal Kassum
Vice President, Infrastructure and Private
  Sector Development, and Network Head,
  Finance, Private Sector and
  Infrastructure.............................  Nemat T. Shafik
Vice President and Head, Operational Core
  Services Network...........................  Katherine Sierra
Vice President, Strategy and Resource
  Management.................................  Anil Sood
Vice President, Human Resources..............  Richard D. Stern
Vice President, World Bank Institute.........  Vinod Thomas
Vice President and Chief Information Officer,
  Information Solutions Group and Head,
  Information Solutions Network..............  Mohamed V. Muhsin
Director-General, Operations Evaluation......  Robert Picciotto

                           THE ARTICLES OF AGREEMENT

The Articles constitute IBRD's governing charter. They establish the status, privileges and immunities of IBRD, prescribe IBRD's purposes, capital structure and organization, authorize the operations in which it may engage and impose limitations on the conduct of those operations. The Articles also contain, among other things, provisions with respect to the admission of additional members, the increase of the authorized capital stock of IBRD, the terms and conditions under which IBRD may make or guarantee loans, the use of currencies held by IBRD, the distribution of net income of IBRD to its members, the withdrawal and suspension of members, and the suspension of operations of IBRD.

The Articles provide that they may be amended (except for certain provisions the amendment of which requires acceptance by all members) by consent of three-fifths of the members having 85% of the total voting power. The Articles further provide that questions of interpretation of provisions of the Articles arising between any member and IBRD or between members of IBRD shall be decided by the Executive Directors. Their decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IBRD may act on the basis of the decision of the Executive Directors.

The Articles and the decisions made by the Executive Directors on questions of interpretation may be obtained from IBRD.

                    LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Articles contain provisions which accord to IBRD, in the territories of each of its members, legal status and certain privileges and immunities. The following is a summary of the more important of these provisions.

IBRD has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IBRD in a court of competent jurisdiction in territories of any member in which IBRD has an office, has appointed an agent for accepting service or notice of process or has issued or guaranteed securities, but no actions against IBRD may be brought by its members or persons acting for or deriving claims from its members.

The Governors and Executive Directors, and their Alternates, and the officers and employees of IBRD are immune from legal process for acts performed by them in their official capacity, except when IBRD waives such immunity.

The archives of IBRD are inviolable. The assets of IBRD are immune from seizure, attachment or execution prior to delivery of final judgment against IBRD.

IBRD, its assets, property and income, and its operations and transactions authorized by the Articles, are immune from all taxation and from all customs duties. IBRD is also immune from liability for the collection or payment of any tax or duty.

The securities issued by IBRD and the interest thereon are not exempt from taxation generally.

Under the Articles, securities issued by IBRD and the interest thereon are not subject to any tax by a member (a) which tax discriminates against such securities solely because they are issued by IBRD, or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IBRD. Also, under the Articles, IBRD is not under any obligation to withhold or pay any tax on any interest on such securities.

            FISCAL YEAR, ANNOUNCEMENTS AND ALLOCATION OF NET INCOME

FISCAL YEAR

IBRD's fiscal year runs from July 1 to June 30.

ANNOUNCEMENTS

Pursuant to the Articles, IBRD publishes an annual report containing its audited financial statements and distributes quarterly financial statements to its members.

ALLOCATION OF NET INCOME

The Board of Governors determines annually what part of IBRD's net income, after making provisions for reserves, shall be allocated to surplus and what part, if any, shall be distributed. Since its inception, IBRD has neither declared nor paid any dividend to its member countries. However, IBRD has periodically transferred as a grant a portion of its net income to IDA or to other uses that promote the purposes of IBRD (see Financial Overview on p. 3 of this Information Statement and the Notes to Financial Statements Note F).

                               GLOSSARY OF TERMS

    ASSET-BACKED SECURITIES: Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

    CROSS-CURRENCY INTEREST RATE SWAPS: Cross-currency interest rate swaps are currency swaps where one set of cash flows reflects a fixed rate of interest and the other reflects a floating rate of interest.

    CURRENCY SWAPS: Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

    EQUITY CAPITAL-TO-LOANS: This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment and the proposed transfer from unallocated net income to general reserves divided by the sum of loans outstanding and the present value of guarantees, net of the accumulated provision for loan losses.

    FORWARD INTEREST RATE SWAPS: A forward interest rate swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified date.

    FUTURES AND FORWARDS: Futures and forward contracts are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

    GOVERNMENT AND AGENCY OBLIGATIONS: These obligations include marketable bonds, notes and other obligations issued by governments.

    INTEREST RATE SWAPS: Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

    LIBOR:  London interbank offer rate.

    MAINTENANCE OF VALUE: Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent, in the opinion of IBRD.

    NET DISBURSEMENTS:  Loan disbursements net of repayments and prepayments.

    NEW LOANS: Loans for which the invitation to negotiate was issued on or after July 31, 1998.

    OLD LOANS: Loans for which the invitation to negotiate was issued prior to July 31, 1998.

    OPTIONS: Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

    REPURCHASE AND RESALE AGREEMENTS AND SECURITIES LOANS: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. A resale agreement involves the purchase of securities with a simultaneous agreement to sell back the same securities at a stated price on a stated date. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

    RETURN ON EQUITY: This return is computed as net income divided by the average equity balance during the year.

    RISK BEARING CAPACITY: The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

    SHORT SALES: Short sales are sales of securities not held in the seller's portfolio at the time of the sale. The seller must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

    STATUTORY LENDING LIMIT: Under IBRD's Articles of Agreement, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

    SWAPTIONS: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

    TIME DEPOSITS: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------

Report of Independent Accountants...........................     41

Balance Sheet June 30, 2000 and June 30, 1999...............     42

Statement of Income for the three fiscal years ended June
  30, 2000..................................................     44

Statement of Comprehensive Income for the three fiscal years
  ended June 30, 2000.......................................     45

Statement of Changes in Retained Earnings for the three
  fiscal years ended June 30, 2000..........................     45

Statement of Cash Flows for the three fiscal years ended
  June 30, 2000.............................................     46

Summary Statement of Loans June 30, 2000....................     47

Statement of Subscriptions to Capital Stock and Voting Power
  June 30, 2000.............................................     50

Notes to Financial Statements...............................     54

--------------------------------------------------------------------------------

INFORMATION CONCERNING CERTAIN EVENTS THAT OCCURRED SUBSEQUENT TO JUNE 30, 2000 IS NOT REFLECTED IN THE FINANCIAL STATEMENTS BUT IS INCLUDED ELSEWHERE IN THIS INFORMATION STATEMENT.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

[LOGO]

President and Board of Governors
International Bank for Reconstruction and Development

We have audited the accompanying balance sheets of the International Bank for Reconstruction and Development as of June 30, 2000 and 1999, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2000, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the three fiscal years in the period ended June 30, 2000. These financial statements are the responsibility of the International Bank for Reconstruction and Development's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the International Bank for Reconstruction and Development as of June 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three fiscal years in the period ended
June 30, 2000, in conformity with accounting principles generally accepted in the United States of America and International Accounting Standards.

[/s/ Deloitte Touche Tohmatsu (International Firm)]
[Washington, D.C.]

July 31, 2000

                                          ______________________________________

                                          Beijing London Mexico City Moscow New
                                          York
                                          Paris Tokyo Toronto

--------------------------------------------------------------------------------
BALANCE SHEET
June 30, 2000 and June 30, 1999
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                2000       1999
                                                              --------   --------
ASSETS

DUE FROM BANKS
  Unrestricted currencies...................................  $     32   $     33
  Currencies subject to restrictions--Note A................       659        664
                                                              --------   --------
                                                                   691        697
                                                              --------   --------
INVESTMENTS--Trading--Notes D and E.........................    24,941     30,345

SECURITIES PURCHASED UNDER RESALE AGREEMENTS--Trading--Note
  B.........................................................       101          6

NONNEGOTIABLE, NONINTEREST-BEARING DEMAND OBLIGATIONS ON
  ACCOUNT OF SUBSCRIBED CAPITAL.............................     1,670      1,846

AMOUNTS RECEIVABLE FROM CURRENCY SWAPS
  Investments--Trading--Notes B and E.......................    11,317     11,420
  Borrowings--Notes D and E.................................    67,231     67,592
                                                              --------   --------
                                                                78,548     79,012
                                                              --------   --------

AMOUNTS RECEIVABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON
  ACCOUNT OF SUBSCRIBED CAPITAL.............................       432        527

OTHER RECEIVABLES
  Amounts receivable from investment securities traded......       189         88
  Accrued income on loans...................................     2,196      2,100
                                                              --------   --------
                                                                 2,385      2,188
                                                              --------   --------
LOANS OUTSTANDING (see Summary Statement of Loans, Notes C
  and E)
  Total loans...............................................   164,858    168,600
  Less undisbursed balance..................................    44,754     51,372
                                                              --------   --------
      Loans outstanding.....................................   120,104    117,228
  Less:
    Accumulated provision for loan losses...................     3,400      3,560
    Deferred loan income....................................       460        363
                                                              --------   --------
      Net loans outstanding.................................   116,244    113,305
                                                              --------   --------

OTHER ASSETS
  Unamortized issuance costs of borrowings..................       608        712
  Miscellaneous--Note I.....................................     2,190      1,807
                                                              --------   --------
                                                                 2,798      2,519
                                                              --------   --------
TOTAL ASSETS................................................  $227,810   $230,445
                                                              ========   ========

--------------------------------------------------------------------------------
BALANCE SHEET
June 30, 2000 and June 30, 1999
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                2000       1999
                                                              --------   --------
LIABILITIES

BORROWINGS--Notes D and E
  Short-term................................................  $  4,730   $  5,328
  Medium- and long-term.....................................   105,649    110,411
                                                              --------   --------
                                                               110,379    115,739
                                                              --------   --------

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND PAYABLE FOR
  CASH COLLATERAL RECEIVED--Trading--Note B.................        --        102

AMOUNTS PAYABLE FOR CURRENCY SWAPS
  Investments--Trading--Notes B and E.......................    11,720     11,501
  Borrowings--Notes D and E.................................    70,864     70,484
                                                              --------   --------
                                                                82,584     81,985
                                                              --------   --------

AMOUNTS PAYABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON
  ACCOUNT OF SUBSCRIBED CAPITAL.............................        56        111

OTHER LIABILITIES
  Amounts payable for investment securities purchased.......       529        167
  Accrued charges on borrowings.............................     3,312      3,012
  Payable for Board of Governors-approved transfers--Note
    F.......................................................       861        607
  Liabilities under other postretirement benefits
    plans--Note I...........................................       119        103
  Accounts payable and miscellaneous liabilities............       681        598
                                                              --------   --------
                                                                 5,502      4,487
                                                              --------   --------
TOTAL LIABILITIES...........................................   198,521    202,424
                                                              --------   --------

EQUITY

CAPITAL STOCK (see Statement of Subscriptions to Capital
  Stock and Voting Power, Note A)
  Authorized capital (1,581,724 shares--June 30, 2000 and
    June 30, 1999)
    Subscribed capital (1,563,443 shares--June 30, 2000;
     1,560,243 shares--June 30, 1999).......................   188,606    188,220
    Less uncalled portion of subscriptions..................   177,188    176,825
                                                              --------   --------
                                                                11,418     11,395
AMOUNTS TO MAINTAIN VALUE OF CURRENCY HOLDINGS--Note A......      (522)      (453)
PAYMENTS ON ACCOUNT OF PENDING SUBSCRIPTIONS--Note A........         7          7
RETAINED EARNINGS (see Statement of Changes in Retained
  Earnings, Note F).........................................    19,027     17,709
ACCUMULATED OTHER COMPREHENSIVE INCOME--Note K..............      (641)      (637)
                                                              --------   --------
TOTAL EQUITY................................................    29,289     28,021
                                                              --------   --------
TOTAL LIABILITIES AND EQUITY................................  $227,810   $230,445
                                                              ========   ========

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF INCOME
For the fiscal years ended June 30, 2000, June 30, 1999 and June 30, 1998

EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               2000      1999     1998
                                                              -------   ------   ------
INCOME
  Income from loans--Note C
    Interest................................................  $ 8,041   $7,535   $6,775
    Commitment charges......................................      112      114      106
  Income from investments--Note B
    Trading
      Interest..............................................    1,575    1,425    1,107
      Net gains (losses)
        Realized............................................        3        1      (10)
        Unrealized..........................................        3       (5)       1
    Held-to-maturity
      Interest..............................................       --       47      176
      Realized gains........................................       --      237       --
  Income from securities purchased under resale
    agreements--Note B......................................       12       15       59
  Income from assets designated for other postretirement
    benefits plans--Notes B and I...........................       --       --      107
  Income from Staff Retirement Plan--Note I.................      166      255      182
  Other income--Notes G and H...............................      133      134      114
                                                              -------   ------   ------
    Total income............................................   10,045    9,758    8,617
                                                              -------   ------   ------
EXPENSES
  Borrowing expenses--Note D
    Interest................................................    6,979    6,704    5,993
    Amortization of issuance and other borrowing costs......      149      142      151
  Interest on securities sold under repurchase agreements
    and payable for cash collateral received--Note B........        4       36      100
  Administrative expenses--Notes G and H....................      935      965      867
  Contributions to special programs--Note G.................      126      129      112
  Other postretirement benefits expense--Note I.............       10       10       50
  Provision for loan losses--Note C.........................     (166)     246      251
  Other expenses............................................       17        8       10
                                                              -------   ------   ------
    Total expenses..........................................    8,054    8,240    7,534
                                                              -------   ------   ------
OPERATING INCOME............................................    1,991    1,518    1,083
  Effect of accounting change--Note I.......................       --       --      160
                                                              -------   ------   ------
NET INCOME..................................................  $ 1,991   $1,518   $1,243
                                                              =======   ======   ======

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF COMPREHENSIVE INCOME
For the fiscal years ended June 30, 2000, June 30, 1999 and June 30, 1998 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               2000     1999     1998
                                                              ------   ------   -------
Net income..................................................  $1,991   $1,518   $ 1,243
Other comprehensive income--Note K
  Currency translation adjustments..........................      (4)     323    (1,045)
                                                              ------   ------   -------
    Total other comprehensive income (loss).................      (4)     323    (1,045)
                                                              ------   ------   -------
Comprehensive income........................................  $1,987   $1,841   $   198
                                                              ======   ======   =======

--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN RETAINED EARNINGS
For the fiscal years ended June 30, 2000, June 30, 1999 and June 30, 1998 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                               2000      1999      1998
                                                              -------   -------   -------
Retained earnings at beginning of the fiscal year...........  $17,709   $16,733   $16,194
  Board of Governors-approved transfers to--Note F
    International Development Association...................     (348)     (352)     (304)
    Trust Fund for Gaza and West Bank.......................      (60)      (90)       --
    Trust Fund for East Timor...............................      (10)       --        --
    Heavily Indebted Poor Countries Debt Initiative Trust
    Fund....................................................     (200)     (100)     (250)
    Multilateral Investment Guarantee Agency................       --        --      (150)
    Capacity building in Africa.............................      (30)       --        --
    Trust Fund for Kosovo...................................      (25)       --        --
  Net income for the fiscal year............................    1,991     1,518     1,243
                                                              -------   -------   -------
Retained earnings at end of the fiscal year.................  $19,027   $17,709   $16,733
                                                              =======   =======   =======

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS
For the fiscal years ended June 30, 2000, June 30, 1999 and June 30, 1998 EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                2000       1999       1998
                                                              --------   --------   --------
Cash flows from lending and investing activities
  Loans
    Disbursements...........................................  $(13,222)  $(18,100)  $(19,193)
    Principal repayments....................................     9,973      9,988     10,146
    Principal prepayments...................................       499         94      1,372
    Loan origination fees received..........................        19         32         --
  Investments: Held-to-maturity
    Purchases of securities and repayments of securities
     sold under repurchase agreements.......................        --    (13,266)   (33,202)
    Maturities of securities and proceeds from securities
     sold under repurchase agreements.......................        --     13,426     33,184
    Proceeds from sale of held-to-maturity portfolio net of
     securities sold under repurchase agreements............        --      1,389         --
                                                              --------   --------   --------
        Net cash used in lending and investing activities...    (2,731)    (6,437)    (7,693)
                                                              --------   --------   --------
Cash flows from Board of Governors-approved transfers to
  International Development Association.....................       (50)        --       (298)
  Debt Reduction Facility for IDA-Only Countries............       (19)        --        (18)
  Trust Fund for Gaza and West Bank.........................       (83)       (62)       (60)
  Heavily Indebted Poor Countries Debt Initiative Trust
    Fund....................................................      (200)        --       (250)
  Multilateral Investment Guarantee Agency..................        --         --       (150)
  Trust Fund for East Timor, Trust Fund for Kosovo, and
    capacity building in Africa.............................       (65)        --         --
                                                              --------   --------   --------
        Net cash used in Board of Governors-approved
        transfers...........................................      (417)       (62)      (776)
                                                              --------   --------   --------
Cash flows from financing activities
  Medium- and long-term borrowings
    New issues..............................................    15,206     21,846     27,748
    Retirements.............................................   (19,211)   (10,034)   (13,569)
  Net short-term borrowings.................................      (917)    (1,512)    (1,009)
  Net currency swaps--Borrowings............................      (454)      (340)      (300)
  Net capital stock transactions............................       154        175        217
                                                              --------   --------   --------
        Net cash (used in) provided by financing
        activities..........................................    (5,222)    10,135     13,087
                                                              --------   --------   --------
Cash flows from operating activities
  Net income................................................     1,991      1,518      1,243
  Adjustments to reconcile net income to net cash provided
    by operating activities
    Depreciation and amortization...........................       884        819        855
    Amortization of deferred loan income....................       (30)       (20)        (8)
    Provision for loan losses...............................      (166)       246        251
    Income from Staff Retirement Plan.......................      (166)      (255)      (182)
    Gain on sale of held-to-maturity portfolio..............        --       (237)        --
    Changes in other assets and liabilities
      Increase in accrued income on loans and
       held-to-maturity investments.........................       (99)       (46)      (157)
      (Increase) decrease in miscellaneous assets...........      (269)      (130)       190
      Increase in net assets associated with other
       postretirement benefits..............................        --         --       (739)
      Increase in accrued charges on borrowings.............       322        470        448
      Increase (decrease) in accounts payable and
       miscellaneous liabilities............................       135       (258)       253
                                                              --------   --------   --------
        Net cash provided by operating activities...........     2,602      2,107      2,154
                                                              --------   --------   --------
Effect on liquid investments due to decrease in net assets
  associated with other postretirement benefits.............  $     --   $    650   $     --
Effect of exchange rate changes on unrestricted cash and
  liquid investments........................................       (23)       224       (207)
                                                              --------   --------   --------
Net (decrease) increase in unrestricted cash and liquid
  investments...............................................    (5,791)     6,617      6,565
Unrestricted cash and liquid investments at beginning of the
  fiscal year...............................................    30,122     23,505     16,940
                                                              --------   --------   --------
Unrestricted cash and liquid investments at end of the
  fiscal year...............................................  $ 24,331   $ 30,122   $ 23,505
                                                              ========   ========   ========
Composition of unrestricted cash and liquid investments:
  Investments held in trading portfolio.....................  $ 24,941   $ 30,345   $ 23,441
  Unrestricted currencies...................................        32         33         55
  Net (payable) receivable for investment securities
    traded/purchased--Trading...............................      (340)       (79)         7
  Net (payable) receivable from currency
    swaps--Investments......................................      (403)       (81)       397
  Net receivable (payable) for securities purchased/sold
    under resale/repurchase agreements and payable for cash
    collateral received.....................................       101        (96)      (395)
                                                              --------   --------   --------
                                                              $ 24,331   $ 30,122   $ 23,505
                                                              ========   ========   ========
Supplemental disclosure
  Increase (decrease) in ending balances resulting from
    exchange rate fluctuations
    Loans outstanding.......................................  $     16   $  2,519   $ (6,994)
    Investments--Held-to-maturity...........................        --         13          2
    Borrowings..............................................    (1,173)     1,010     (7,239)
    Currency swaps--Borrowings..............................     1,195      1,244      1,632
  Capitalized loan origination fees included in total
    loans...................................................       110        115         90

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS
June 30, 2000
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                     LOANS       UNDISBURSED                 PERCENTAGE
                                                                    APPROVED     BALANCE OF                   OF TOTAL
                                                        TOTAL     BUT NOT YET     EFFECTIVE       LOANS         LOANS
BORROWER OR GUARANTOR                                   LOANS     EFFECTIVE(1)    LOANS(2)     OUTSTANDING   OUTSTANDING
---------------------                                  --------   ------------   -----------   -----------   -----------
Algeria..............................................  $  2,045       $   97       $   459      $  1,489         1.24%
Argentina............................................    11,374           87         2,995         8,292         6.90
Armenia..............................................         9           --            --             9         0.01
Bahamas, The.........................................         3           --            --             3            *
Bangladesh...........................................        27           --            --            27         0.02
Barbados.............................................        17           --             2            15         0.01
Belarus..............................................       125           --            13           112         0.09
Belize...............................................        45           --             4            41         0.03
Bolivia..............................................         5           --            --             5            *
Bosnia and Herzegovina...............................       569           --            --           569         0.48
Botswana.............................................        19           --            --            19         0.02
Brazil...............................................    10,747          544         2,580         7,623         6.35
Bulgaria.............................................     1,059           72           167           820         0.68
Cameroon.............................................       298           53            --           245         0.21
Chad.................................................        40           40            --            --           --
Chile................................................     1,026           --           174           852         0.71
China................................................    19,769        1,829         7,221        10,719         8.93
Colombia.............................................     2,936          125           927         1,884         1.57
Congo, Democratic Republic of........................        81           --            --            81         0.07
Congo, Republic of...................................        67           --            --            67         0.06
Costa Rica...........................................       182           33            14           135         0.11
Cote d'Ivoire........................................       625           --            --           625         0.52
Croatia..............................................       656           --           270           386         0.32
Cyprus...............................................        41           --            --            41         0.04
Czech Republic.......................................       287           --            --           287         0.24
Dominica.............................................         7           --             5             2            *
Dominican Republic...................................       460           17           162           281         0.24
Ecuador..............................................     1,187          162           175           850         0.71
Egypt, Arab Republic of..............................     1,149          395            56           698         0.58
El Salvador..........................................       525           --           228           297         0.25
Estonia..............................................       108           23             5            80         0.07
Fiji.................................................        22           --            --            22         0.02
Gabon................................................        82           --            16            66         0.05
Ghana................................................        14           --            --            14         0.01
Grenada..............................................         5           --             4             1            *
Guatemala............................................       500           54           180           266         0.22
Guyana...............................................        10           --            --            10         0.01
Honduras.............................................       165           --            --           165         0.14
Hungary..............................................       773           --           198           575         0.48
India................................................    11,071          808         2,755         7,508         6.25
Indonesia............................................    14,354           --         2,599        11,755         9.79
Iran, Islamic Republic of............................       835          232           163           440         0.37
Iraq.................................................        38           --            --            38         0.03
Jamaica..............................................       417           --            50           367         0.31
Jordan...............................................     1,033           35           185           813         0.68
Kazakhstan...........................................     1,708           17           629         1,062         0.88

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS (Continued)
June 30, 2000
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                     LOANS       UNDISBURSED                 PERCENTAGE
                                                                    APPROVED     BALANCE OF                   OF TOTAL
                                                        TOTAL     BUT NOT YET     EFFECTIVE       LOANS         LOANS
BORROWER OR GUARANTOR                                   LOANS     EFFECTIVE(1)    LOANS(2)     OUTSTANDING   OUTSTANDING
---------------------                                  --------   ------------   -----------   -----------   -----------
Kenya................................................  $     62       $   --       $    --      $     62         0.05%
Korea, Republic of...................................     8,296           --           136         8,160         6.79
Latvia...............................................       304           --            70           234         0.19
Lebanon..............................................       703          136           324           243         0.20
Lesotho..............................................        96           --            38            58         0.05
Liberia..............................................       133           --            --           133         0.11
Lithuania............................................       325           53            69           203         0.17
Macedonia, former Yugoslav Republic of...............       171           --            65           106         0.09
Malawi...............................................        13           --            --            13         0.01
Malaysia.............................................     1,189           --           331           858         0.71
Mauritania...........................................         1           --            --             1            *
Mauritius............................................       115            5            14            96         0.08
Mexico...............................................    14,075           58         2,906        11,111         9.25
Moldova..............................................       213           --            19           194         0.16
Morocco..............................................     3,380            7           448         2,925         2.44
Nicaragua............................................         7           --            --             7         0.01
Nigeria..............................................     1,844           --            40         1,804         1.50
Oman.................................................         4           --            --             4            *
Pakistan.............................................     3,462           --           287         3,175         2.64
Panama...............................................       365           --            80           285         0.24
Papua New Guinea.....................................       392           17           118           257         0.21
Paraguay.............................................       322           --           132           190         0.16
Peru.................................................     2,986           95           427         2,464         2.05
Philippines..........................................     5,070          150         1,090         3,830         3.19
Poland...............................................     3,019          148           766         2,105         1.75
Romania..............................................     2,642           68           784         1,790         1.49
Russian Federation...................................     9,982           90         3,171         6,721         5.60
St. Kitts and Nevis..................................        13           --             9             4            *
St. Lucia............................................        14           --             8             6            *
St. Vincent and the Grenadines.......................         3           --             3             *            *
Senegal..............................................         3           --            --             3            *
Seychelles...........................................         3           --             *             3            *
Slovak Republic......................................       206           --             5           201         0.17
Slovenia.............................................       122            9            13           100         0.08
South Africa.........................................        25           --            23             2            *
Sri Lanka............................................        16           --             *            16         0.01
Sudan................................................         1           --            --             1            *
Swaziland............................................        30           --            21             9         0.01
Syrian Arab Republic.................................        31           --            --            31         0.03
Tanzania.............................................        14           --            --            14         0.01
Thailand.............................................     3,832           --         1,083         2,749         2.29
Trinidad and Tobago..................................       133           --            45            88         0.07
Tunisia..............................................     1,966          204           516         1,246         1.04

--------------------------------------------------------------------------------
SUMMARY STATEMENT OF LOANS (Continued)
June 30, 2000
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                     LOANS       UNDISBURSED                 PERCENTAGE
                                                                    APPROVED     BALANCE OF                   OF TOTAL
                                                        TOTAL     BUT NOT YET     EFFECTIVE       LOANS         LOANS
BORROWER OR GUARANTOR                                   LOANS     EFFECTIVE(1)    LOANS(2)     OUTSTANDING   OUTSTANDING
---------------------                                  --------   ------------   -----------   -----------   -----------
Turkey...............................................  $  5,695       $   --       $ 2,419      $  3,276         2.73%
Turkmenistan.........................................        70           --            46            24         0.02
Ukraine..............................................     2,471           18           503         1,950         1.62
Uruguay..............................................       797           27           216           554         0.46
Uzbekistan...........................................       429           29           192           208         0.17
Venezuela, Republica Bolivariana de..................     1,414           23           336         1,055         0.88
Yugoslavia, Federal Republic of
  (Serbia/Montenegro)(3).............................     1,111           --            --         1,111         0.93
Zambia...............................................        28           --            --            28         0.02
Zimbabwe.............................................       465           --             5           460         0.38
                                                       --------       ------       -------      --------       ------
Subtota1(5)..........................................   164,578        5,760        38,994       119,824        99.76
Caribbean Development Bank(4)........................         7           --            --             7         0.01
International Finance Corporation....................       273           --            --           273         0.23
                                                       --------       ------       -------      --------       ------
Total--June 30, 2000(5)..............................  $164,858       $5,760       $38,994      $120,104       100.00%
                                                       ========       ======       =======      ========       ======
Total--June 30, 1999.................................  $168,600       $8,355       $43,017      $117,228
                                                       ========       ======       =======      ========

*   Indicates amount less than $0.5 million or less than 0.005 percent.

NOTES

1. Loans totaling $4,754 million ($4,371 million--June 30, 1999) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $1,006 million ($3,984 million--June 30, 1999) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

2. Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $1,165 million ($1,301 million--June 30, 1999).

3.  See Notes to Financial Statements--Notes A and C.

4. These loans are for the benefit of The Bahamas, Barbados, Grenada, Guyana, Jamaica, Trinidad and Tobago, and territories of the United Kingdom (Associated States and Dependencies) in the Caribbean Region, that are severally liable as guarantors to the extent of subloans made in their territories.

5.  May differ from the sum of individual figures shown due to rounding.

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER
June 30, 2000
EXPRESSED IN MILLIONS OF U.S. DOLLARS

--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                             AMOUNTS       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
Afghanistan..............................        300       0.02%    $  36.2     $   3.6       $   32.6           550       0.03%
Albania..................................        830       0.05       100.1         3.6           96.5         1,080       0.07
Algeria..................................      9,252       0.59     1,116.1        67.1        1,049.0         9,502       0.59
Angola...................................      2,676       0.17       322.8        17.5          305.4         2,926       0.18
Antigua and Barbuda......................        520       0.03        62.7         1.3           61.5           770       0.05
Argentina................................     17,911       1.15     2,160.7       132.2        2,028.4        18,161       1.13
Armenia..................................      1,139       0.07       137.4         5.9          131.5         1,389       0.09
Australia................................     24,464       1.56     2,951.2       181.8        2,769.5        24,714       1.54
Austria..................................     11,063       0.71     1,334.6        80.7        1,253.9        11,313       0.70
Azerbaijan...............................      1,646       0.11       198.6         9.7          188.8         1,896       0.12
Bahamas, The.............................      1,071       0.07       129.2         5.4          123.8         1,321       0.08
Bahrain..................................      1,103       0.07       133.1         5.7          127.4         1,353       0.08
Bangladesh...............................      4,854       0.31       585.6        33.9          551.6         5,104       0.32
Barbados.................................        948       0.06       114.4         4.5          109.9         1,198       0.07
Belarus..................................      3,323       0.21       400.9        22.3          378.5         3,573       0.22
Belgium..................................     28,983       1.85     3,496.4       215.8        3,280.6        29,233       1.82
Belize...................................        586       0.04        70.7         1.8           68.9           836       0.05
Benin....................................        868       0.06       104.7         3.9          100.8         1,118       0.07
Bhutan...................................        479       0.03        57.8         1.0           56.8           729       0.05
Bolivia..................................      1,785       0.11       215.3        10.8          204.5         2,035       0.13
Bosnia and Herzegovina...................        549       0.04        66.2         5.8           60.4           799       0.05
Botswana.................................        615       0.04        74.2         2.0           72.2           865       0.05
Brazil...................................     33,287       2.13     4,015.6       245.5        3,770.1        33,537       2.08
Brunei Darussalam........................      2,373       0.15       286.3        15.2          271.1         2,623       0.16
Bulgaria.................................      5,215       0.33       629.1        36.5          592.6         5,465       0.34
Burkina Faso.............................        868       0.06       104.7         3.9          100.8         1,118       0.07
Burundi..................................        716       0.05        86.4         3.0           83.4           966       0.06
Cambodia.................................        214       0.01        25.8         2.6           23.2           464       0.03
Cameroon.................................      1,527       0.10       184.2         9.0          175.2         1,777       0.11
Canada...................................     44,795       2.87     5,403.8       334.9        5,068.9        45,045       2.80
Cape Verde...............................        508       0.03        61.3         1.2           60.1           758       0.05
Central African Republic.................        862       0.06       104.0         3.9          100.1         1,112       0.07
Chad.....................................        862       0.06       104.0         3.9          100.1         1,112       0.07
Chile....................................      6,931       0.44       836.1        49.6          786.6         7,181       0.45
China....................................     44,799       2.87     5,404.3       335.0        5,069.3        45,049       2.80
Colombia.................................      6,352       0.41       766.3        45.2          721.1         6,602       0.41
Comoros..................................        282       0.02        34.0         0.3           33.7           532       0.03
Congo, Democratic Republic of............      2,643       0.17       318.8        25.4          293.5         2,893       0.18
Congo, Republic of.......................        927       0.06       111.8         4.3          107.5         1,177       0.07
Costa Rica...............................        233       0.01        28.1         1.9           26.2           483       0.03
Cote d'Ivoire............................      2,516       0.16       303.5        16.4          287.1         2,766       0.17
Croatia..................................      2,293       0.15       276.6        17.3          259.3         2,543       0.16
Cyprus...................................      1,461       0.09       176.2         8.4          167.9         1,711       0.11
Czech Republic...........................      6,308       0.40       761.0        45.9          715.0         6,558       0.41
Denmark..................................     13,451       0.86     1,622.7        97.8        1,524.9        13,701       0.85
Djibouti.................................        559       0.04        67.4         1.6           65.9           809       0.05
Dominica.................................        504       0.03        60.8         1.1           59.7           754       0.05
Dominican Republic.......................      2,092       0.13       252.4        13.1          239.3         2,342       0.15
Ecuador..................................      2,771       0.18       334.3        18.2          316.1         3,021       0.19
Egypt, Arab Republic of..................      7,108       0.45       857.5        50.9          806.6         7,358       0.46

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 2000
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                             AMOUNTS       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
El Salvador..............................        141       0.01%    $  17.0     $   1.7       $   15.3           391       0.02%
Equatorial Guinea........................        715       0.05        86.3         2.7           83.5           965       0.06
Eritrea..................................        593       0.04        71.5         1.8           69.7           843       0.05
Estonia..................................        923       0.06       111.3         4.3          107.1         1,173       0.07
Ethiopia.................................        978       0.06       118.0         4.7          113.3         1,228       0.08
Fiji.....................................        987       0.06       119.1         4.8          114.3         1,237       0.08
Finland..................................      8,560       0.55     1,032.6        61.9          970.8         8,810       0.55
France...................................     69,397       4.44     8,371.7       520.4        7,851.3        69,647       4.33
Gabon....................................        987       0.06       119.1         5.1          113.9         1,237       0.08
Gambia, The..............................        543       0.03        65.5         1.5           64.0           793       0.05
Georgia..................................      1,584       0.10       191.1         9.3          181.8         1,834       0.11
Germany..................................     72,399       4.63     8,733.9       542.9        8,190.9        72,649       4.52
Ghana....................................      1,525       0.10       184.0        12.7          171.2         1,775       0.11
Greece...................................      1,684       0.11       203.1        14.1          189.1         1,934       0.12
Grenada..................................        531       0.03        64.1         1.4           62.7           781       0.05
Guatemala................................      2,001       0.13       241.4        12.4          229.0         2,251       0.14
Guinea...................................      1,292       0.08       155.9         7.1          148.8         1,542       0.10
Guinea-Bissau............................        540       0.03        65.1         1.4           63.7           790       0.05
Guyana...................................      1,058       0.07       127.6         5.3          122.3         1,308       0.08
Haiti....................................      1,067       0.07       128.7         5.4          123.3         1,317       0.08
Honduras.................................        641       0.04        77.3         2.3           75.0           891       0.06
Hungary..................................      8,050       0.51       971.1        58.0          913.1         8,300       0.52
Iceland..................................      1,258       0.08       151.8         6.8          144.9         1,508       0.09
India....................................     44,795       2.87     5,403.8       333.7        5,070.1        45,045       2.80
Indonesia................................     14,981       0.96     1,807.2       110.3        1,697.0        15,231       0.95
Iran, Islamic Republic of................     23,686       1.51     2,857.4       175.8        2,681.5        23,936       1.49
Iraq.....................................      2,808       0.18       338.7        27.1          311.6         3,058       0.19
Ireland..................................      5,271       0.34       635.9        37.1          598.8         5,521       0.34
Israel...................................      4,750       0.30       573.0        33.2          539.8         5,000       0.31
Italy....................................     44,795       2.87     5,403.8       334.8        5,069.0        45,045       2.80
Jamaica..................................      2,578       0.16       311.0        16.8          294.2         2,828       0.18
Japan....................................    127,000       8.12     15,320.6      944.0       14,376.7       127,250       7.91
Jordan...................................      1,388       0.09       167.4         7.8          159.6         1,638       0.10
Kazakhstan...............................      2,985       0.19       360.1        19.8          340.3         3,235       0.20
Kenya....................................      2,461       0.16       296.9        15.9          281.0         2,711       0.17
Kiribati.................................        465       0.03        56.1         0.9           55.2           715       0.04
Korea, Republic of.......................     15,817       1.01     1,908.1       114.5        1,793.5        16,067       1.00
Kuwait...................................     13,280       0.85     1,602.0        97.4        1,504.6        13,530       0.84
Kyrgyz Republic..........................      1,107       0.07       133.5         5.7          127.9         1,357       0.08
Lao People's Democratic Republic.........        178       0.01        21.5         1.5           20.0           428       0.03
Latvia...................................      1,384       0.09       167.0         7.8          159.2         1,634       0.10
Lebanon..................................        340       0.02        41.0         1.1           39.9           590       0.04
Lesotho..................................        663       0.04        80.0         2.3           77.6           913       0.06
Liberia..................................        463       0.03        55.9         2.6           53.3           713       0.04
Libya....................................      7,840       0.50       945.8        57.0          888.8         8,090       0.50
Lithuania................................      1,507       0.10       181.8         8.7          173.1         1,757       0.11
Luxembourg...............................      1,652       0.11       199.3         9.8          189.5         1,902       0.12
Macedonia, former Yugoslav Republic of...        427       0.03        51.5         3.2           48.3           677       0.04
Madagascar...............................      1,422       0.09       171.5         8.1          163.5         1,672       0.10
Malawi...................................      1,094       0.07       132.0         5.6          126.4         1,344       0.08

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 2000
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                             AMOUNTS       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
Malaysia.................................      8,244       0.53%    $ 994.5     $  59.5       $  935.0         8,494       0.53%
Maldives.................................        469       0.03        56.6         0.9           55.7           719       0.04
Mali.....................................      1,162       0.07       140.2         6.1          134.1         1,412       0.09
Malta....................................      1,074       0.07       129.6         5.4          124.1         1,324       0.08
Marshall Islands.........................        469       0.03        56.6         0.9           55.7           719       0.04
Mauritania...............................        900       0.06       108.6         4.1          104.4         1,150       0.07
Mauritius................................      1,242       0.08       149.8         6.7          143.1         1,492       0.09
Mexico...................................     18,804       1.20     2,268.4       139.0        2,129.4        19,054       1.18
Micronesia, Federated States of..........        479       0.03        57.8         1.0           56.8           729       0.05
Moldova..................................      1,368       0.09       165.0         7.6          157.4         1,618       0.10
Mongolia.................................        466       0.03        56.2         2.3           53.9           716       0.04
Morocco..................................      4,973       0.32       599.9        34.8          565.1         5,223       0.32
Mozambique...............................        930       0.06       112.2         4.8          107.4         1,180       0.07
Myanmar..................................      2,484       0.16       299.7        16.1          283.6         2,734       0.17
Namibia..................................      1,523       0.10       183.7         8.8          174.9         1,773       0.11
Nepal....................................        968       0.06       116.8         4.6          112.1         1,218       0.08
Netherlands..............................     35,503       2.27     4,282.9       264.8        4,018.1        35,753       2.22
New Zealand..............................      7,236       0.46       872.9        51.9          821.0         7,486       0.47
Nicaragua................................        608       0.04        73.3         2.1           71.3           858       0.05
Niger....................................        852       0.05       102.8         3.8           99.0         1,102       0.07
Nigeria..................................     12,655       0.81     1,526.6        92.7        1,433.9        12,905       0.80
Norway...................................      9,982       0.64     1,204.2        72.6        1,131.6        10,232       0.64
Oman.....................................      1,561       0.10       188.3         9.1          179.2         1,811       0.11
Pakistan.................................      9,339       0.60     1,126.6        67.8        1,058.9         9,589       0.60
Palau, Republic of.......................         16          *         1.9         0.2            1.8           266       0.02
Panama...................................        385       0.02        46.4         3.2           43.2           635       0.04
Papua New Guinea.........................      1,294       0.08       156.1         7.1          149.0         1,544       0.10
Paraguay.................................      1,229       0.08       148.3         6.6          141.6         1,479       0.09
Peru.....................................      5,331       0.34       643.1        37.5          605.6         5,581       0.35
Philippines..............................      6,844       0.44       825.6        48.9          776.7         7,094       0.44
Poland...................................     10,908       0.70     1,315.9        79.6        1,236.3        11,158       0.69
Portugal.................................      5,460       0.35       658.7        38.5          620.2         5,710       0.35
Qatar....................................      1,096       0.07       132.2         9.0          123.3         1,346       0.08
Romania..................................      4,011       0.26       483.9        30.5          453.4         4,261       0.26
Russian Federation.......................     44,795       2.87     5,403.8       333.9        5,070.0        45,045       2.80
Rwanda...................................      1,046       0.07       126.2         5.2          120.9         1,296       0.08
St. Kitts and Nevis......................        275       0.02        33.2         0.3           32.9           525       0.03
St. Lucia................................        552       0.04        66.6         1.5           65.1           802       0.05
St. Vincent and the Grenadines...........        278       0.02        33.5         0.3           33.2           528       0.03
Samoa....................................        531       0.03        64.1         1.4           62.7           781       0.05
Sao Tome and Principe....................        495       0.03        59.7         1.1           58.6           745       0.05
Saudi Arabia.............................     44,795       2.87     5,403.8       335.0        5,068.9        45,045       2.80
Senegal..................................      2,072       0.13       250.0        13.0          237.0         2,322       0.14
Seychelles...............................        263       0.02        31.7         0.2           31.6           513       0.03
Sierra Leone.............................        718       0.05        86.6         3.0           83.6           968       0.06
Singapore................................        320       0.02        38.6         3.9           34.7           570       0.04
Slovak Republic..........................      3,216       0.21       388.0        23.0          365.0         3,466       0.22
Slovenia.................................      1,261       0.08       152.1         9.5          142.6         1,511       0.09
Solomon Islands..........................        513       0.03        61.9         1.2           60.7           763       0.05
Somalia..................................        552       0.04        66.6         3.3           63.3           802       0.05

--------------------------------------------------------------------------------
STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER (Continued)
June 30, 2000
EXPRESSED IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                   SUBSCRIPTIONS                                VOTING POWER
                                           -------------------------------------------------------------   ----------------------
                                                       PERCENTAGE                             AMOUNTS       NUMBER     PERCENTAGE
                                                           OF        TOTAL      AMOUNTS       SUBJECT         OF           OF
MEMBER                                      SHARES       TOTAL      AMOUNTS    PAID IN(1)   TO CALL(1,2)     VOTES       TOTAL
------                                     ---------   ----------   --------   ----------   ------------   ---------   ----------
South Africa.............................     13,462       0.86%    $1,624.0    $  98.8       $1,525.2        13,712       0.85%
Spain....................................     23,686       1.51     2,857.4       175.6        2,681.7        23,936       1.49
Sri Lanka................................      3,817       0.24       460.5        26.1          434.3         4,067       0.25
Sudan....................................        850       0.05       102.5         7.2           95.3         1,100       0.07
Suriname.................................        412       0.03        49.7         2.0           47.7           662       0.04
Swaziland................................        440       0.03        53.1         2.0           51.1           690       0.04
Sweden...................................     14,974       0.96     1,806.4       110.2        1,696.2        15,224       0.95
Switzerland..............................     26,606       1.70     3,209.6       197.2        3,012.4        26,856       1.67
Syrian Arab Republic.....................      2,202       0.14       265.6        14.0          251.7         2,452       0.15
Tajikistan...............................      1,060       0.07       127.9         5.3          122.5         1,310       0.08
Tanzania.................................      1,295       0.08       156.2        10.0          146.2         1,545       0.10
Thailand.................................      6,349       0.41       765.9        45.2          720.7         6,599       0.41
Togo.....................................      1,105       0.07       133.3         5.7          127.6         1,355       0.08
Tonga....................................        494       0.03        59.6         1.1           58.5           744       0.05
Trinidad and Tobago......................      2,664       0.17       321.4        17.6          303.7         2,914       0.18
Tunisia..................................        719       0.05        86.7         5.7           81.1           969       0.06
Turkey...................................      7,379       0.47       890.2        52.9          837.2         7,629       0.47
Turkmenistan.............................        526       0.03        63.5         2.9           60.5           776       0.05
Uganda...................................        617       0.04        74.4         4.4           70.1           867       0.05
Ukraine..................................     10,908       0.70     1,315.9        79.3        1,236.6        11,158       0.69
United Arab Emirates.....................      2,385       0.15       287.7        22.6          265.1         2,635       0.16
United Kingdom...........................     69,397       4.44     8,371.7       539.5        7,832.2        69,647       4.33
United States............................    264,969      16.95     31,964.5    1,998.4       29,966.2       265,219      16.49
Uruguay..................................      2,812       0.18       339.2        18.6          320.7         3,062       0.19
Uzbekistan...............................      2,493       0.16       300.7        16.1          284.7         2,743       0.17
Vanuatu..................................        586       0.04        70.7         1.8           68.9           836       0.05
Venezuela, Republica Bolivariana de......     20,361       1.30     2,456.2       150.8        2,305.5        20,611       1.28
Vietnam..................................        968       0.06       116.8         8.1          108.7         1,218       0.08
Yemen, Republic of.......................      2,212       0.14       266.8        14.0          252.8         2,462       0.15
Zambia...................................      2,810       0.18       339.0        20.0          319.0         3,060       0.19
Zimbabwe.................................      3,325       0.21       401.1        22.4          378.7         3,575       0.22
                                           ---------     ------     --------    -------       --------     ---------     ------
Total--June 30, 2000(2)..................  1,563,443     100.00%    $188,606    $11,418       $177,188     1,608,693     100.00%
                                           =========     ======     ========    =======       ========     =========     ======
Total--June 30, 1999.....................  1,560,243     100.00%    $188,220    $11,395       $176,825     1,605,493
                                           =========     ======     ========    =======       ========     =========

------------

NOTES

1.  See Notes to Financial Statements--Note A.

2.  May differ from the sum of individual figures shown due to rounding.

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to reduce poverty through promoting sustainable economic development in its member countries, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association
(IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). IBRD, IDA, IFC, and MIGA are collectively known as the World Bank Group. Each of these other organizations in the World Bank Group is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. IDA's main goal is to reduce poverty through promoting economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes among member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America and with International Accounting Standards.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgements have been used in the computation of estimated and fair values of loans and borrowings, the determination of the adequacy of the Accumulated Provision for Loan Losses, the determination of net periodic income from pension and other postretirement benefits plans, and the present value of benefit obligations.

Certain reclassifications of the prior years' information have been made to conform to the current year's presentation.

TRANSLATION OF CURRENCIES: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement, primarily by holding or lending the proceeds of its borrowings (after swaps) in the same currencies in which they are borrowed. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Retained Earnings with those of the outstanding loans.

Assets and liabilities are translated at market exchange rates in effect at the end of the period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are charged or credited to Accumulated Other Comprehensive Income.

VALUATION OF CAPITAL STOCK: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in
Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR.

MAINTENANCE OF VALUE: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of such restricted currencies (see Note A), requiring (1) the member to make additional payments to IBRD in the event that the par value of its currency is reduced or the foreign exchange value of its currency has, in the opinion of IBRD, depreciated to a significant extent in its territories and (2) IBRD to reimburse the member in the event that the par value of its currency is increased.

Since currencies no longer have par values, maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net MOV amounts relating to restricted currencies out on loan, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included in Amounts to Maintain Value of Currency Holdings. For amounts on loan, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

RETAINED EARNINGS: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, Pension Reserve and Surplus) and unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to
Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments held in the Trading portfolio, comprising obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

The Pension Reserve consists of the difference between actual funding of the Staff Retirement Plan (SRP) and the SRP's accounting income. This Pension Reserve would be reduced if in any future fiscal year pension accounting expenses were to exceed the actual funding of the SRP.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve after an assessment by the Executive Directors of IBRD's reserve needs. Upon recommendation by the Executive Directors, the Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus to various entities for development purposes consistent with IBRD's Articles of Agreement.

LOANS: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations based on specific currencies. IBRD also offers multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Any loan origination fees incorporated in a loan's terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial. The unamortized balance of loan origination fees is included as a reduction of Loans Outstanding on the balance sheet, and the loan origination fees amortization is included in Interest under Income from Loans on the income statement.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments for interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. Such present value losses are considered in the determination of the Accumulated Provision for Loan Losses. IBRD has not written off any of its outstanding loans.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed in nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. A decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

IBRD determines the Accumulated Provision for Loan Losses based on an assessment of collectibility risk in the total loan and callable guarantees portfolio, including loans in nonaccrual status. The accumulated provision is periodically adjusted based on a review of the prevailing circumstances. Adjustments to the accumulated provision are recorded as a charge or addition to income. In the context of determining the adequacy of the Accumulated Provision for Loan Losses, IBRD considers the present value of expected cash flows relative to the contractual cash flows for loans.

INVESTMENTS: Investment securities are classified based on management's intention on the date of purchase. Securities which management has the intention and ability to hold until maturity are classified as Held-to-maturity and reported at amortized cost. Securities designated for other postretirement benefits are carried and reported at market value or at their estimated fair values. The changes in the values of the securities designated for other postretirement benefits are included in the determination of net income. All other investment securities are held in a Trading portfolio and classified as an element of liquidity in the Statement of Cash Flows due to their nature and IBRD's policies governing the level and use of such investments. Investment securities and related financial instruments held in IBRD's Trading portfolio are carried and reported at market value. Unrealized gains and losses for investment securities and related financial instruments held in the Trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities and as a proxy for cash securities. These instruments include short-term, over-the-counter foreign exchange forwards, currency swaps, cross-currency interest rate swaps, interest rate swaps, and exchange-traded futures and options on fixed income instruments. These derivatives are carried at market value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND PAYABLE FOR CASH COLLATERAL RECEIVED: Securities purchased under resale agreements and securities sold under repurchase agreements are recorded at historical cost. IBRD takes possession of securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, requires additional collateral.

BORROWINGS: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium-and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value) adjusted for any unamortized premiums or discounts. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. The unamortized balance of the issuance costs is included in Other Assets on the balance sheet, and the issuance costs amortization is presented as a separate element under Borrowing Expenses on the income statement. Amortization of discounts and premiums is included in Interest under Borrowing Expenses on the income statement.

IBRD uses derivatives in its borrowing and liability management activities to create synthetic debt instruments to take advantage of cost saving opportunities across capital markets and lower its funding costs, to delink the time at which its borrowing costs are fixed from the timing of the actual market borrowings, and to establish an appropriate match between the currency and interest rate characteristics of its assets and liabilities. These instruments include currency and interest rate swaps, swap spread-locks, foreign exchange forwards, exchange-traded futures and options. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of their contracts. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement. Upon termination, the change in the derivative's market value is recorded as an adjustment to the carrying value of the underlying borrowing and recognized as an adjustment of the borrowing cost over the remaining life of the borrowing. In instances where the underlying borrowing is prepaid, the change in the associated derivative's market value is recognized immediately as an adjustment to the cost of the underlying borrowing instrument and accordingly in the determination of net income. Currency swap payables and receivables are recorded on a historical cost basis and are separate items on the balance sheet. The notional principal on interest rate swaps is treated as an off-balance sheet item.

FAIR VALUE DISCLOSURES: Financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not determinable.

ACCOUNTING AND REPORTING DEVELOPMENTS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement will significantly change accounting and reporting standards for all derivative instruments, and hedging activities. It requires a company to recognize all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value. The effective date of this standard was delayed by one year, to fiscal years beginning after June 15, 2000 by the issuance of SFAS No. 137. In
June 2000, SFAS No. 133 was further amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" which addresses a limited number of implementation issues.

In addition, in December 1998, the International Accounting Standards Committee
(IASC) issued International Accounting Standard (IAS) 39 "Financial Instruments:
Recognition and Measurement". IAS 39 requires that all financial assets and liabilities, including derivatives, be included on the balance sheet and is effective for fiscal years beginning on or after January 1, 2001 although earlier application is permitted. IBRD intends to adopt the provisions of IAS 39 in fiscal year 2001. Therefore, for IBRD, IAS 39 and SFAS No.133 along with its amendments under SFAS No. 138 will be effective for the fiscal year beginning July 1, 2000. IBRD is currently in the process of evaluating the potential impact, including transition adjustment, of these standards on its financial statements.

NOTE A--CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE, AND
  MEMBERSHIP

CAPITAL STOCK: At June 30, 2000, IBRD's capital comprised 1,581,724 (1,581,724--June 30, 1999) authorized shares, of which 1,563,443
(1,560,243--June 30, 1999) shares had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,418 million ($11,395 million--June 30, 1999) has been paid in, and the remaining $177,188 million ($176,825 million--June 30, 1999) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

CURRENCIES SUBJECT TO RESTRICTIONS: A portion of capital subscriptions paid in to IBRD has been paid in the local currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending operations, only with the consent of the respective members, and for administrative expenses.

MAINTENANCE OF VALUE:  Of the total amount of $522 million
($453 million--June 30, 1999) included in Amounts to Maintain Value of Currency Holdings, which has been deducted from equity, $169 million
($87 million--June 30, 1999) represents MOV receivables for countries that have amounts in arrears for two years or more. IBRD still considers these MOV receivables in arrears as obligations due from the members concerned. The remaining $353 million ($366 million--June 30, 1999) represents net MOV amounts relating to restricted currencies out on loan that become payable under the same terms as other MOV obligations only after such currencies are repaid to IBRD.

MEMBERSHIP: In February 1993, IBRD's Executive Directors decided that the former Socialist Federal Republic of Yugoslavia (SFRY) had ceased to be a member of IBRD and that the Republic of Bosnia and

Herzegovina (now called Bosnia and Herzegovina), the Republic of Croatia, the former Yugoslav Republic of Macedonia, the Republic of Slovenia and the Federal Republic of Yugoslavia (Serbia and Montenegro) (FRY) are authorized to succeed to the SFRY's membership when certain requirements are met, including entering into a final agreement with IBRD on IBRD's loans made to or guaranteed by the SFRY which the particular successor Republic would assume. Four of the five successor Republics--Bosnia and Herzegovina, Croatia, Slovenia and the former Yugoslav Republic of Macedonia--have become members of IBRD. The paid-in portion of the SFRY's subscribed capital allocated to the FRY is included under Payments on Account of Pending Subscriptions until the requirements of succession are met.

NOTE B--INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, securities loans, resale agreements and related financial instruments with off-balance sheet risk including futures, forward contracts, currency swaps, cross-currency interest rate swaps, interest rate swaps, options and short sales.

For government and agency obligations, IBRD may only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA; however, if such obligations are denominated in the home currency of the issuer, no rating is required. IBRD may only invest in obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity with a minimum credit rating of AA. For asset-backed securities, IBRD may only invest in securities with a AAA credit rating.

With respect to futures and options, IBRD generally closes out most open positions prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures and options contracts. Futures contracts generally entail daily settlement of the net cash margin.

For options, IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts as part of its investment portfolio strategy.

LIQUID PORTFOLIO: A summary of IBRD's position in trading and other liquid portfolio instruments at June 30, 2000 and June 30, 1999 is as follows:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------

                                                                                                                   OTHER
                                                EURO(A)            JAPANESE YEN          U.S. DOLLARS           CURRENCIES
                                          -------------------   -------------------   -------------------   -------------------
                                            2000       1999       2000       1999       2000       1999       2000       1999
                                          --------   --------   --------   --------   --------   --------   --------   --------
TRADING:
Government and agency obligations:
  Carrying value........................    3,386      1,601      3,596      4,415        911      1,368         34         80
  Average balance during fiscal year....    2,253      1,569      4,266      4,618      1,020       1618         53        294
  Net gains (losses) for the fiscal
  year..................................      (56)       (39)       (50)       (19)       (12)        13          *          *
  Average yield (%).....................     4.87       4.03      (0.18)      0.14       6.77       5.44       6.31       7.67
  Average maturity (years)..............     1.52       1.31       1.09       1.62       1.08       1.31       1.27       1.23
Time deposits:
  Carrying value........................    3,252      3,072        289      1,110      7,289     14,406      1,611      1,217
  Average balance during fiscal year....    2,895      3,046        564      1,772     11,790     11,439      1,339      1,363
  Net gains (losses) for the fiscal
  year..................................       --         --         --         --         --         --         --         --
  Average yield (%).....................     4.31       2.73       0.08       0.05       6.95       5.42       5.19       2.95
  Average maturity (years)..............     0.26       0.18       0.15       0.11       0.13       0.04       0.16       0.20
Asset-backed securities:
  Carrying value........................       --         --         --         --      4,573      3,076         --         --
Average balance during fiscal year......       --         --         --         --      3,966      2,398         --         --
  Net gains (losses) for the fiscal
  year..................................       --         --         --         --         (1)        (6)        --         --
  Average yield (%).....................       --         --         --         --       6.60       5.39         --         --
  Average maturity (years)..............       --         --         --         --       7.55       6.21         --         --
Options, futures and forwards:
  Carrying value........................       (*)         *          *          *         --         --         --          *
  Average balance during fiscal year....        2          *          *          *          *         (*)         *          *
  Net gains (losses) for the fiscal
  year..................................        1         (*)        (*)         *          1          1         (*)         *
TOTAL TRADING INVESTMENTS**
  Carrying value........................    6,638      4,673      3,885      5,525     12,773     18,850      1,645      1,297
  Average balance during fiscal year....    5,150      4,615      4,830      6,390     16,776     15,456      1,392      1,657
  Net gains (losses) for the fiscal
    year(b).............................      (55)       (39)       (50)       (19)       (12)         8          *          *
REPURCHASE AGREEMENTS & SECURITIES
LOANS:
  Carrying value........................       --         --         --         --         --       (102)        --         --
  Average balance during fiscal year....       --        (26)        --         --        (76)      (272)        --        (12)
  Average cost (%)......................       --         --         --         --         --       4.91         --         --
  Average maturity (years)..............       --         --         --         --         --          *         --         --
RESALE AGREEMENTS:
  Carrying value........................       --         --         --         --        101          6         --         --
  Average balance during fiscal year....        3         39                    --        204        265         --         11
  Average yield (%).....................       --         --         --         --       6.50       4.10         --         --
  Average maturity (years)..............       --         --         --         --       2.38          *         --         --
SHORT SALES:(c)
  Carrying value........................       --         --         --         --       (100)       (46)        --         --
  Average balance during fiscal year....       --         (*)        --         --        (35)        (1)        --         (*)
CURRENCY SWAPS RECEIVABLE:
  Carrying value........................       --         --         --         --      4,189      5,087         --         --
  Average balance during fiscal year....        1          3         --         10      3,819      5,017         27         26
  Average yield (%).....................       --         --         --         --       6.71       5.02         --         --
  Average maturity (years)..............       --         --         --         --       0.27       0.19         --         --
CURRENCY SWAPS PAYABLE:
  Carrying value........................   (2,907)    (2,942)      (103)    (1,002)        --         --     (1,164)      (990)
  Average balance during fiscal year....   (2,482)    (2,413)      (302)    (1,485)       (28)       (31)      (991)    (1,135)
  Average cost (%)......................     4.28       2.70       0.14       0.05         --         --       5.39       2.56
  Average maturity (years)..............     0.30       0.18       0.39       0.16         --         --       0.22       0.25

                                                  ALL
                                              CURRENCIES
                                          -------------------
                                            2000       1999
                                          --------   --------
TRADING:
Government and agency obligations:
  Carrying value........................    7,927      7,464
  Average balance during fiscal year....    7,592      8,099
  Net gains (losses) for the fiscal
  year..................................     (118)       (45)
  Average yield (%).....................     2.77       1.98
  Average maturity (years)..............     1.27       1.54
Time deposits:
  Carrying value........................   12,441     19,805
  Average balance during fiscal year....   16,588     17,620
  Net gains (losses) for the fiscal
  year..................................       --         --
  Average yield (%).....................     5.87       4.51
  Average maturity (years)..............     0.17       0.08
Asset-backed securities:
  Carrying value........................    4,573      3,076
Average balance during fiscal year......    3,966      2,398
  Net gains (losses) for the fiscal
  year..................................       (1)        (6)
  Average yield (%).....................     6.60       5.39
  Average maturity (years)..............     7.55       6.21
Options, futures and forwards:
  Carrying value........................       (*)         *
  Average balance during fiscal year....        2          *
  Net gains (losses) for the fiscal
  year..................................        2          1
TOTAL TRADING INVESTMENTS**
  Carrying value........................   24,941     30,345
  Average balance during fiscal year....   28,148     28,118
  Net gains (losses) for the fiscal
    year(b).............................     (117)       (50)
REPURCHASE AGREEMENTS & SECURITIES
LOANS:
  Carrying value........................       --       (102)
  Average balance during fiscal year....      (76)      (310)
  Average cost (%)......................       --       4.91
  Average maturity (years)..............       --          *
RESALE AGREEMENTS:
  Carrying value........................      101          6
  Average balance during fiscal year....      207        315
  Average yield (%).....................     6.50       4.10
  Average maturity (years)..............     2.38          *
SHORT SALES:(c)
  Carrying value........................     (100)       (46)
  Average balance during fiscal year....      (35)        (1)
CURRENCY SWAPS RECEIVABLE:
  Carrying value........................    4,189      5,087
  Average balance during fiscal year....    3,847      5,056
  Average yield (%).....................     6.71       5.02
  Average maturity (years)..............     0.27       0.19
CURRENCY SWAPS PAYABLE:
  Carrying value........................   (4,174)    (4,934)
  Average balance during fiscal year....   (3,803)    (5,064)
  Average cost (%)......................     4.48       2.14
  Average maturity (years)..............     0.28       0.19

--------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------

                                                                                                                   OTHER
                                                EURO(A)            JAPANESE YEN          U.S. DOLLARS           CURRENCIES
                                          -------------------   -------------------   -------------------   -------------------
                                            2000       1999       2000       1999       2000       1999       2000       1999
                                          --------   --------   --------   --------   --------   --------   --------   --------
CROSS-CURRENCY INTEREST RATE SWAPS
  RECEIVABLE:(d)
  Carrying value........................       --         --        291        245      6,837      6,088         --         --
  Average balance during fiscal year....       --         --        277         38      6,232      5,863         --         --
  Net gains (losses) for the fiscal
  year(b)...............................       --         --         (3)        (2)        (*)         5         --         --
  Average yield (%).....................       --         --       0.41       0.48       6.50       5.12         --         --
  Average maturity (years)..............       --         --       1.12       1.68       1.30       1.53         --         --
CROSS-CURRENCY INTEREST RATE SWAPS
  PAYABLE:(d)
  Carrying value........................   (3,381)    (1,593)    (3,882)    (4,651)      (258)      (238)       (21)       (67)
  Average balance during fiscal year....   (2,251)    (1,590)    (4,535)    (4,234)      (251)      (112)       (55)      (283)
  Net gains (losses) for the fiscal
  year(b)...............................       56         39         54         22         (*)         *         (1)        (*)
  Average cost (%)......................     4.87       4.03      (0.14)      0.19       6.50       5.07       6.31       7.67
  Average maturity (years)..............     1.54       1.33       1.12       1.63       1.28       1.64       1.27       1.23
NET INTEREST RATE SWAPS:(d)
  Carrying value........................       --         --         --         --         (4)       (18)        --         --
  Average balance during fiscal year....       --         --         --         --        (10)       (47)        --         --
  Net gains (losses) for the fiscal
  year(b)...............................       --         --         --         --         17        (18)        --         --
  Average cost (%)......................       --         --         --         --      (0.07)     (0.09)        --         --
  Average maturity (years)..............       --         --         --         --       1.18       1.66         --         --

                                                  ALL
                                              CURRENCIES
                                          -------------------
                                            2000       1999
                                          --------   --------
CROSS-CURRENCY INTEREST RATE SWAPS
  RECEIVABLE:(d)
  Carrying value........................    7,128      6,333
  Average balance during fiscal year....    6,509      5,901
  Net gains (losses) for the fiscal
  year(b)...............................       (3)         3
  Average yield (%).....................     6.25       4.94
  Average maturity (years)..............     1.30       1.54
CROSS-CURRENCY INTEREST RATE SWAPS
  PAYABLE:(d)
  Carrying value........................   (7,542)    (6,549)
  Average balance during fiscal year....   (7,092)    (6,219)
  Net gains (losses) for the fiscal
  year(b)...............................      109         61
  Average cost (%)......................     2.33       1.37
  Average maturity (years)..............     1.31       1.55
NET INTEREST RATE SWAPS:(d)
  Carrying value........................       (4)       (18)
  Average balance during fiscal year....      (10)       (47)
  Net gains (losses) for the fiscal
  year(b)...............................       17        (18)
  Average cost (%)......................    (0.07)     (0.09)
  Average maturity (years)..............     1.18       1.66

--------------------------------------------------------------------------------

a. Effective January 1, 1999, the euro was introduced. For reporting purposes, holdings in the eleven national currencies that are considered national currency units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.

b. Included in Net gains (losses) on the Trading portfolio in the income statement.

c. Included in Amounts Payable for Investment Securities Purchased on the balance sheet.

d.  Included in Currency Swaps--Trading on the balance sheet.

*   Less than $0.5 million, 0.005 percent, or 0.05 years.

**  May differ from the sum of individual figures due to rounding.

HELD-TO-MATURITY PORTFOLIO: During fiscal year 1999, IBRD liquidated the securities in the held-to-maturity portfolio and thereby realized a gain of $237 million.

ASSETS DESIGNATED FOR OTHER POSTRETIREMENT BENEFITS PLANS: During fiscal year 1999, the Retired Staff Benefits Plan (RSBP) was modified and as a result, the assets and liabilities designated for the health and life insurance accounts were removed from the balance sheet.

NOTE C--LOANS, COFINANCING AND GUARANTEES

IBRD's loan portfolio includes multicurrency loans, single currency pool loans, single currency loans, and fixed spread loans. Each of these is described below.

MULTICURRENCY LOANS

FIXED RATE LOANS: On loans negotiated prior to July 1982, IBRD charges interest at fixed rates.

ADJUSTABLE RATE LOANS: In 1982, IBRD mitigated its interest rate risk by moving from fixed rate to adjustable rate lending. This rate, reset twice a year, is based on IBRD's own cost of qualified borrowings plus a lending spread(a), resulting in a pass-through of its average borrowing costs to those members that benefit from IBRD loans.

SINGLE CURRENCY POOL LOANS

In fiscal year 1997, IBRD offered its borrowers the opportunity to convert their existing multicurrency pool loans to single currency pools. These pools were available in four currencies (U.S. dollar, Japanese yen, Deutsche mark, or Swiss franc). At inception, each single currency pool reflected the composition of the multicurrency pool. However, as of June 30, 1999, all of the pools had exceeded the 90% target in the designated currency. All adjustable rate multicurrency pool loans that were converted to single currency pools carry the applicable pool's adjustable lending rate, reset semi-annually to reflect the previous semester average cost of outstanding borrowings allocated to fund that pool weighted by the shares of currencies in the pool, plus a spread of 50 basis points. Any fixed rate multicurrency pool loans that were converted to single currency pools continued to carry their fixed rate.

SINGLE CURRENCY LOANS

FIXED RATE LOANS: IBRD introduced fixed rate single currency loans in 1995. The rates charged on fixed rate single currency loans are set on semi-annual rate fixing dates for loan amounts disbursed during the preceding six-month period and remain fixed for such disbursed amounts until they are repaid. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at a variable rate equal to the rate on LIBOR-based single currency loans applicable for such interim period. The fixed lending rate comprises a base rate reflecting medium- to long-term market rates on the semi-annual rate-fixing date for loan amounts disbursed during the preceding six-month period, plus a total spread consisting of (a) IBRD's funding cost margin for these loans in the loan currency, (b) a market risk premium (intended to compensate IBRD for market risks incurred in funding these loans), and (c) a lending spread.

VARIABLE SPREAD LOANS: IBRD introduced variable spread single currency loans in 1993. The rates charged on variable spread single currency loans are a pass-through of IBRD's cost of funding for these loans, and are reset semi-annually. They comprise a base rate equal to the six-month reference interbank offered rate for the applicable currency on the rate reset date and a total spread consisting of (a) IBRD's average funding cost margin for these loans and (b) a lending spread.

Certain variable spread single currency loans, including the Special Structural and Sector Adjustment Loans introduced in fiscal year 1999, have non-standard terms. These loans have a fixed spread ranging from 75 to 400 basis points over LIBOR, a front-end fee, and are not eligible for waivers of interest or commitment charges.

---------

a. Until July 31, 1998, the lending spread was 50 basis points. However, during the first quarter of fiscal year 1999, the lending spread charged by IBRD to its borrowers was increased by 25 basis points to 75 basis points for loans where the invitation to negotiate was issued on or after July 31, 1998. In addition, a front-end fee of 100 basis points, payable for each such loan at the time it becomes effective, was introduced.

FIXED SPREAD LOANS

During the first quarter of fiscal year 2000, IBRD introduced fixed-spread loans. These loans have an interest rate based on LIBOR plus a spread that will be fixed for the life of the loan. The spread is currently 55 basis points for U.S. dollar and euro denominated loans, and 45 basis points for Japanese yen denominated loans. A commitment charge premium of 10 basis points over the standard 75 basis points charged on other IBRD loans will be included for the first four years from the date the commitment charge begins to accrue.

Borrowers selecting this product have the flexibility to change the currency or interest rate basis over the life of the loan, subject to certain conditions.

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For payment periods beginning during the fiscal year ended June 30, 2000, an interest waiver of five basis points on disbursed and outstanding loans to eligible borrowers was in effect, except that for new loans where the invitation to negotiate was issued on or after July 31, 1998, which carry a 75 basis points lending spread, the interest waiver was 25 basis points. A similar waiver was in effect for the fiscal year ended June 30, 1999. For the fiscal year ended
June 30, 1998, a waiver of 25 basis points was in effect. For the fiscal year ended June 30, 2000, the combined effect of these waivers was to reduce Net Income by $59 million ($102 million--June 30, 1999, $241 million--June 30,
1998).

A one-year commitment charge waiver of 50 basis points was in effect on all eligible undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 2000. A similar waiver of 50 basis points was in effect for the fiscal years ended June 30, 1999 and June 30, 1998. For the fiscal year ended June 30, 2000, the effect of the commitment charge waiver was to reduce Net Income by $207 million ($229 million--June 30, 1999,
$211 million--June 30, 1998).

A summary of IBRD's outstanding loans by currency and product at June 30, 2000 and June 30, 1999 follows:

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
----------------------------------------------------------------------------------------------------
                                                             2000
                          --------------------------------------------------------------------------

                                EURO(A)            JAPANESE YEN          U.S. DOLLARS        OTHERS
                          -------------------   -------------------   -------------------   --------
                           FIXED     ADJUST.     FIXED     ADJUST.     FIXED     ADJUST.     FIXED
                          --------   --------   --------   --------   --------   --------   --------
Multicurrency loans(b)
  Amount................   $  386    $10,004     $ 364     $12,622    $   479    $11,283     $ 221
  Weighted average rate
    (%)(c)..............     8.28       5.23      8.30        5.23       8.08       5.28      7.92

Single currency pools
  Amount................   $    7    $ 3,860     $  --     $    68    $    63    $31,424     $  --
  Weighted average rate
    (%)(c)..............    10.61       6.71        --        4.05      11.06       8.66        --
  Average Maturity
    (years).............     0.85       4.31        --        3.50       0.84       4.63        --

Single currency loans
  Amount................   $  463    $ 1,126     $  --     $   160    $12,486    $32,476     $  --
  Weighted average rate
    (%)(c)..............     5.46       4.50        --        0.35       6.76       7.29        --
  Average Maturity
    (years).............     5.20       6.81        --        7.84       5.45       6.47        --

Fixed Spread Loans
  Amount................   $  229    $    --     $  --     $    --    $    --    $   739     $  --
  Weighted average rate
    (%)(c)..............     6.36         --        --          --         --       7.57        --
                           ------    -------     -----     -------    -------    -------     -----
TOTAL LOANS
  Amount................   $1,085    $14,990     $ 364     $12,850    $13,028    $75,922     $ 221
  Weighted average rate
    (%)(c)..............     6.69       5.55      8.30        5.16       6.83       7.56      7.92
TOTAL LOANS.........................................................................................

Less accumulated provision for loan losses and deferred loan income.................................
Net loans outstanding...............................................................................
----------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLL  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
------------------------  -----------------------------------------
                                            2000
                          -----------------------------------------
                                            LOANS
                           OTHERS        OUTSTANDING
                          --------   -------------------
                          ADJUST.     FIXED     ADJUST.     TOTAL
                          --------   --------   --------   --------
Multicurrency loans(b)
  Amount................   $1,641    $ 1,450    $ 35,550   $ 37,000
  Weighted average rate
    (%)(c)..............     5.23       8.16        5.24       5.36
Single currency pools
  Amount................   $   --    $    70    $ 35,352   $ 35,422
  Weighted average rate
    (%)(c)..............       --      11.01        8.44       8.44
  Average Maturity
    (years).............       --       0.84        4.59       4.59
Single currency loans
  Amount................   $    3    $12,949    $ 33,765   $ 46,714
  Weighted average rate
    (%)(c)..............     3.25       6.71        7.16       7.04
  Average Maturity
    (years).............     4.97       5.44        6.48       6.20
Fixed Spread Loans
  Amount................   $   --    $   229    $    739   $    968
  Weighted average rate
    (%)(c)..............       --       6.36        7.57       7.28
                           ------    -------    --------   --------
TOTAL LOANS
  Amount................   $1,644    $14,698    $105,406   $120,104
  Weighted average rate
    (%)(c)..............     5.23       6.87        6.95       6.94
                                                           --------
TOTAL LOANS.............                                   $120,104
Less accumulated provisi                                      3,860
                                                           --------
Net loans outstanding...                                   $116,244
                                                           ========
------------------------

NOTE: FOR FOOTNOTES SEE FOLLOWING PAGE.

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
----------------------------------------------------------------------------------------------------
                                                             1999
                          --------------------------------------------------------------------------

                                EURO(A)            JAPANESE YEN          U.S. DOLLARS        OTHERS
                          -------------------   -------------------   -------------------   --------
                           FIXED     ADJUST.     FIXED     ADJUST.     FIXED     ADJUST.     FIXED
                          --------   --------   --------   --------   --------   --------   --------
Multicurrency loans(b)
  Amount................   $  786    $11,815      $661     $11,756    $   774    $11,949      $390
  Weighted average rate
    (%)(c)..............     8.81       6.04      8.85        6.04       8.46       6.06      8.12

Single currency pools
  Amount................   $   18    $ 5,067      $ --     $    74    $   149    $35,385      $ --
  Weighted average rate
    (%)(c)..............    10.83       6.45        --        5.42      10.54       7.97        --
  Average Maturity
    (years).............     0.96       4.61        --        3.73       0.94       5.03        --

Single currency loans
  Amount................   $  360    $   719      $ --     $   132    $ 8,759    $26,727      $ --
  Weighted average rate
    (%)(c)..............     5.30       2.92        --        0.33       6.45       5.70        --
  Average Maturity
    (years).............     5.63       6.60        --        8.62       5.85       7.26        --
                           ------    -------      ----     -------    -------    -------      ----
TOTAL LOANS
  Amount................   $1,164    $17,601      $661     $11,962    $ 9,682    $74,061      $390
  Weighted average rate
    (%)(c)..............     7.76       6.03      8.85        5.97       6.67       6.84      8.12
TOTAL LOANS.........................................................................................

  Less accumulated provision for loan losses and deferred loan income...............................
Net loans outstanding...............................................................................
----------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLL  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
------------------------  -----------------------------------------
                                            1999
                          -----------------------------------------
                                            LOANS
                           OTHERS        OUTSTANDING
                          --------   -------------------
                          ADJUST.     FIXED     ADJUST.     TOTAL
                          --------   --------   --------   --------
Multicurrency loans(b)
  Amount................   $1,704    $ 2,611    $ 37,224   $ 39,835
  Weighted average rate
    (%)(c)..............     6.04       8.61        6.05       6.21
Single currency pools
  Amount................   $   --    $   167    $ 40,526   $ 40,693
  Weighted average rate
    (%)(c)..............       --      10.58        7.78       7.79
  Average Maturity
    (years).............       --       0.95        4.98       4.96
Single currency loans
  Amount................   $    3    $ 9,119    $ 27,581   $ 36,700
  Weighted average rate
    (%)(c)..............     1.27       6.41        5.60       5.80
  Average Maturity
    (years).............     4.61       5.84        7.24       6.90
                           ------    -------    --------   --------
TOTAL LOANS
  Amount................   $1,707    $11,897    $105,331   $117,228
  Weighted average rate
    (%)(c)..............     6.03       6.95        6.60       6.63
                                                           --------
TOTAL LOANS.............                                   $117,228
  Less accumulated provi                                      3,923
                                                           --------
Net loans outstanding...                                   $113,305
                                                           ========
------------------------

a. Effective January 1, 1999, the euro was introduced. For reporting purposes, amounts in the eleven national currencies that are considered national currency units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.

b. AVERAGE MATURITY--MULTICURRENCY LOANS. IBRD maintains a targeted currency composition in its multicurrency loans. The present target ratio is one U.S. dollar for every 125 Japanese yen and one euro. These three major currencies comprise at least 90% of the multicurrency loans' U.S. dollar equivalent value, with the remainder in other currencies. This ratio was changed in January 1999 as a result of the introduction of the euro. The composition of the multicurrency loans is affected by the selection of currencies for disbursements on those loans and by the currencies selected for the billing of the principal repayments. Along with the selection of disbursement currencies, IBRD manages the selection of repayment currencies to maintain the alignment of the multicurrency loans' composition with the target ratio. The selection of currencies for repayment billing by IBRD precludes the determination of average maturity information for multicurrency loans by individual currency. Accordingly, IBRD only discloses the maturity periods for its multicurrency loans on a combined U.S. dollars equivalent basis.

c.  Excludes effects of any waivers of loan interest.

The maturity structure of IBRD's loans at June 30, 2000 and June 30, 1999 is as follows:

IN MILLIONS
-----------------------------------------------------------------------------------------------------------------
                                                                  2000
                       ------------------------------------------------------------------------------------------
                       JULY 1, 2000 THROUGH   JULY 1, 2001 THROUGH   JULY 1, 2005 THROUGH
PRODUCT/RATE TYPE         JUNE 30, 2001          JUNE 30, 2005          JUNE 30, 2010       THEREAFTER    TOTAL
-----------------      --------------------   --------------------   --------------------   ----------   --------
Multicurrency loans
  Fixed..............         $   960                $   429                $    61          $    --     $  1,450
  Adjustable.........           4,531                 15,097                 12,717            3,205       35,550

Single currency pools
  Fixed..............              42                     28                     --               --           70
  Adjustable.........           4,728                 16,157                 11,949            2,518       35,352

Single currency loans
  Fixed..............             324                  5,790                  6,130              705       12,949
  Adjustable.........             684                 13,504                 13,491            6,086       33,765

Fixed Spread Loans
  Fixed..............              --                     10                     95              124          229
  Adjustable.........              --                     --                    687               52          739
                              -------                -------                -------          -------     --------

All Loans
  Fixed..............           1,326                  6,257                  6,286              829       14,698
  Adjustable.........           9,943                 44,758                 38,844           11,861      105,406
                              -------                -------                -------          -------     --------
Total loans
  outstanding........         $11,269                $51,015                $45,130          $12,690     $120,104
                              =======                =======                =======          =======     ========
-----------------------------------------------------------------------------------------------------------------

IN MILLIONS
-----------------------------------------------------------------------------------------------------------------
                                                                  1999
                       ------------------------------------------------------------------------------------------
                       JULY 1, 1999 THROUGH   JULY 1, 2000 THROUGH   JULY 1, 2004 THROUGH
PRODUCT/RATE TYPE         JUNE 30, 2000          JUNE 30, 2004          JUNE 30, 2009       THEREAFTER    TOTAL
-----------------      --------------------   --------------------   --------------------   ----------   --------
Multicurrency loans
  Fixed..............         $ 1,452                $ 1,041                $   117          $     1     $  2,611
  Adjustable.........           4,283                 15,072                 13,546            4,323       37,224

Single currency pools
  Fixed..............              97                     70                     --               --          167
  Adjustable.........           4,823                 17,496                 14,307            3,900       40,526

Single currency loans
  Fixed..............             178                  3,660                  4,623              658        9,119
  Adjustable.........             395                  8,543                 12,495            6,148       27,581
                              -------                -------                -------          -------     --------
All Loans
  Fixed..............           1,727                  4,771                  4,740              659       11,897
  Adjustable.........           9,501                 41,111                 40,348           14,371      105,331
                              -------                -------                -------          -------     --------
Total loans
  outstanding........         $11,228                $45,882                $45,088          $15,030     $117,228
                              =======                =======                =======          =======     ========
-----------------------------------------------------------------------------------------------------------------

ESTIMATED VALUE OF LOANS

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor is there a market for loans comparable to those made by IBRD.

The estimated value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted by the applicable market yield curves plus IBRD's relevant basis point lending spread adjusted for waivers.

The following table reflects the carrying and estimated values of the loan portfolio at June 30, 2000 and June 30, 1999:

IN MILLIONS
-----------------------------------------------------------------------------------------
                                                      2000                   1999
                                              --------------------   --------------------
                                              CARRYING   ESTIMATED   CARRYING   ESTIMATED
                                               VALUE       VALUE      VALUE       VALUE
                                              --------   ---------   --------   ---------
Multicurrency loans
                       Fixed................  $  1,450   $  1,480    $  2,611   $  2,763
                       Adjustable...........    35,550     37,487      37,224     39,940
Single currency pools
                       Fixed................        70         73         167        174
                       Adjustable...........    35,352     36,603      40,526     43,646
Single currency loans
                       Fixed................    12,949     12,433       9,119      8,873
                       Adjustable(a)........    33,765     33,735      27,581     27,547
Fixed Spread loans
                       Fixed................       229        231          --         --
                       Adjustable...........       739        739          --         --
                                              --------   --------    --------   --------
Total loans
                       Fixed................    14,698     14,217      11,897     11,810
                       Adjustable...........   105,406    108,564     105,331    111,133
                                              --------   --------    --------   --------
Total loans outstanding.....................   120,104    122,781     117,228    122,943
Less accumulated provision for loan losses
  and deferred loan income..................     3,860      3,860       3,923      3,923
                                              --------   --------    --------   --------
Net loans outstanding.......................  $116,244   $118,921    $113,305   $119,020
                                              ========   ========    ========   ========
-----------------------------------------------------------------------------------------

       a.  Amount includes carrying value of $10,800 million
          ($9,035 million--June 30, 1999) and estimated value of $10,789 million ($9,024 million--June 30, 1999) for non-standard single currency loans.

COFINANCING AND GUARANTEES

IBRD has taken direct participations in, or provided partial guarantees of, loans syndicated by other financial institutions for projects or programs also financed by IBRD through regular loans. IBRD also has provided partial guarantees of securities issued by an entity eligible for IBRD loans. IBRD's partial guarantees of bond issues are included in the guarantees amount mentioned below. IBRD's direct participations in syndicated loans are included in the reported loan balances.

Guarantees of loan principal of $1,661 million at June 30, 2000
($1,973 million--June 30, 1999), were not included in reported loan balances. At June 30, 2000, $467 million of these guarantees were subject to call
($466 million--June 30, 1999). In some cases, IBRD guarantees have included interest payments in addition to principal. At June 30, 2000, interest guarantees of $10 million ($3 million--June 30, 1999) were subject to call.

OVERDUE AMOUNTS

At June 30, 2000, in addition to those loans referred to in the following paragraph, principal installments of $3 million and charges of $2 million payable to IBRD on loans, were overdue by more than three months. At June 30, 2000, the aggregate principal amounts outstanding on all loans to any borrower, other than those referred to in the following paragraph, with any loan overdue by more than three months, was $460 million.

At June 30, 2000, the loans made to or guaranteed by certain member countries and the FRY with an aggregate principal balance outstanding of $2,031 million ($2,053 million--June 30, 1999), of which $1,302 million
($1,249 million--June 30, 1999) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $1,060 million ($1,011 million--June 30, 1999). If these loans had not been in nonaccrual status, income from loans for the fiscal year ended June 30, 2000, would have been higher by $52 million ($55 million--June 30, 1999, $84 million--June 30, 1998).

A summary of countries with loans or guarantees in nonaccrual status follows:

IN MILLIONS
-----------------------------------------------------------------------------------------
                                                                2000
                                           ----------------------------------------------
                                            PRINCIPAL     PRINCIPAL AND      NONACCRUAL
BORROWER                                   OUTSTANDING   CHARGES OVERDUE       SINCE
--------                                   -----------   ---------------   --------------
WITH OVERDUES

  Congo, Democratic Republic of..........    $   81          $  113        November 1993

  Congo, Republic of.....................        67              55        November 1997

  Iraq...................................        38              66        December 1990

  Liberia................................       133             291        June 1987

  Syrian Arab Republic...................        31             130(a)     February 1987

  Yugoslavia, Federal Republic of
    (Serbia/ Montenegro).................     1,111           1,707        September 1992
                                             ------          ------

  Total..................................     1,461           2,362

WITHOUT OVERDUES

  Bosnia and Herzegovina.................       569              --        September 1992

  Sudan..................................         1              --        January 1994
                                             ------          ------

TOTAL....................................    $2,031          $2,362
                                             ======          ======
-----------------------------------------------------------------------------------------

       a.  Represents interest and charges overdue.

During fiscal year 1999, Sudan reached an understanding with IBRD and IDA under which Sudan agreed to make regular monthly payments of $1 million commencing in July 1999. These payments are being applied first to IBRD arrears and then to arrears with IDA. As of June 30, 2000, Sudan had paid off all of its arrears to IBRD.

During fiscal year 1998, the Syrian Arab Republic and IBRD entered into an agreement covering, among other things, the application of payments by Syria of its overdue principal, interest, and charges. Under this agreement, Syria paid the overdue principal to IBRD in one payment of $263 million on September 2, 1997 and has been making monthly payments to IBRD since then.

In connection with the cessation of the membership of the SFRY discussed in Note A, in February 1993, IBRD reached an agreement with the FRY for the apportionment and service of debt due to IBRD on loans made to or guaranteed by the SFRY and assumed by the FRY, which confirmed a February 1992 interim agreement between the SFRY (then consisting of the Republics of Bosnia and Herzegovina, Macedonia, Montenegro and Serbia) and IBRD pertaining, among other things, to such loans. As of the date hereof, no debt-service payments have been received by IBRD from the FRY.

In June 1996, the accumulated arrears on loans to the former SFRY assumed by Bosnia and Herzegovina were cleared through three new consolidation loans extended by IBRD. These new loans consolidated all outstanding principal and overdue interest on the loans assumed by Bosnia and Herzegovina. This resulted in an increase in loans outstanding of $168 million and the deferral of the recognition of the related interest income.

The average recorded investment in nonaccruing loans during the fiscal year ended June 30, 2000, was $2,057 million ($2,084 million--June 30, 1999,
$2,138 million--June 30, 1998).

During the fiscal years ended June 30, 2000, and June 30, 1999, no loans went into or came out of nonaccrual status.

ACCUMULATED PROVISION FOR LOAN LOSSES

IBRD has never suffered a loss on any of its loans, with the exception of losses resulting from the difference between the discounted present value of expected payments for interest and charges according to the related loan's contractual terms and the actual cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. In an attempt to recognize the risk inherent in these and any other potential overdue payments, IBRD maintains an accumulated provision for loan losses. Of the Accumulated Provision for Loan Losses of $3,400 million at June 30, 2000
($3,560 million--June 30, 1999), $700 million is attributable to the nonaccruing loan portfolio ($700 million--June 30, 1999).

Changes to the Accumulated Provision for Loan Losses for the fiscal years ended June 30, 2000, June 30, 1999 and June 30, 1998 are summarized below:

IN MILLIONS
------------------------------------------------------------------------------------
                                                        2000       1999       1998
                                                      --------   --------   --------
Balance, beginning of the fiscal year...............   $3,560     $3,240     $3,210

Provision for loan losses...........................     (166)       246        251

Translation adjustment..............................        6         74       (221)
                                                       ------     ------     ------

Balance, end of the fiscal year.....................   $3,400     $3,560     $3,240
                                                       ======     ======     ======
------------------------------------------------------------------------------------

During fiscal year 2000, an assessment of the probable losses inherent in the portfolio at June 30, 2000, compared to June 30, 1999, resulted in a reduction of the provisioning requirements, due to a decline in the credit risk of certain large borrowers. As a result, the corresponding reduction in the accumulated provision for loan losses for this fiscal year resulted in an increase in net income.

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries, identified as heavily indebted poor countries (HIPCs), to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide debt relief for those countries that demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. IBRD has taken the situation of these countries into account in its review of the adequacy of the Accumulated Provision for Loan Losses.

FIFTH DIMENSION PROGRAM

Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At June 30, 2000, IDA had approved credits of $1,659 million ($1,623 million--June 30, 1999) under this program from inception, of which $1,630 million ($1,604 million--June 30, 1999) had been disbursed to the eligible countries.

NOTE D--BORROWINGS

Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD undertakes swap transactions with a list of authorized counterparties. Credit limits have been established for each counterparty. Swaps include currency swaps, interest rate swaps, forward interest rate swaps, and swaptions.

A summary of IBRD's borrowings portfolio at June 30, 2000 and June 30, 1999 follows:

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 2000

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-----------------------------------------------------------------------------------------------------
                                                                             CURRENCY SWAP
                                        DIRECT BORROWINGS                    AGREEMENTS(A)
                                  ------------------------------   ----------------------------------
                                              WGTD.                                WGTD.
                                               AVG.     AVERAGE       AMOUNT        AVG.     AVERAGE
CURRENCY/                                      COST     MATURITY     PAYABLE        COST     MATURITY
RATE TYPE                          AMOUNT      (%)      (YEARS)    (RECEIVABLE)     (%)      (YEARS)
---------                         --------   --------   --------   ------------   --------   --------
Euro(c)
  Fixed.........................  $ 14,418     6.71       5.53       $  2,944       7.11       1.66
                                                                      (13,050)      6.90       4.87
  Adjustable....................     5,707     5.43       8.97          8,477       4.08       2.54
                                                                       (6,481)      5.19       8.43
Japanese yen
  Fixed.........................    12,334     4.97       4.82             51       4.98       1.41
                                                                       (8,268)      5.05       4.14
  Adjustable....................     2,857     3.70      10.99          5,174      (0.22)      0.90
                                                                       (2,805)      2.10      11.57
U. S. dollars
  Fixed.........................    45,816     6.48       5.22         13,629       9.16       3.20
                                                                       (1,158)      8.26       1.09
  Adjustable....................     1,757     6.58       4.86         38,452       6.46       6.45
                                                                      (12,055)      6.46       1.84
Others
  Fixed.........................    22,522     7.37       5.04          1,296       5.64       0.73
                                                                      (22,881)      7.27       4.54
  Adjustable....................       243     7.46       0.55            390       1.58       1.23
                                                                         (401)      8.36       2.80
                                  --------     ----      -----       --------
Total
  Fixed.........................    95,090     6.53       5.17         17,920
                                                                      (45,357)
  Adjustable....................    10,564     5.20       8.64         52,493
                                                                      (21,742)
                                  --------     ----      -----       --------
Principal at face value            105,654     6.39       5.52          3,314
Net unamortized premium
  (discount)....................        (5)                               186
                                  --------     ----      -----       --------
Total...........................  $105,649     6.39       5.52       $  3,500
                                  ========     ====      =====       ========
-----------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUI  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------  --------------------------------------------------------------------------
                                            INTEREST RATE
                                           SWAP AGREEMENTS                   NET CURRENCY OBLIGATIONS
                                  ----------------------------------   -------------------------------------
                                    NOTIONAL      WGTD.                                WGTD.
                                     AMOUNT        AVG.     AVERAGE       AMOUNT        AVG.       AVERAGE
CURRENCY/                           PAYABLE        COST     MATURITY     PAYABLE        COST     MATURITY(B)
RATE TYPE                         (RECEIVABLE)     (%)      (YEARS)    (RECEIVABLE)     (%)        (YEARS)
---------                         ------------   --------   --------   ------------   --------   -----------
Euro(c)
  Fixed.........................    $  3,731       6.38       3.51       $ 21,093       6.70        4.64
                                      (1,591)      5.62       3.47        (14,641)      6.76        4.72
  Adjustable....................       1,564       4.49       3.26         15,748       4.61        4.94
                                      (3,711)      4.33       3.45        (10,192)      4.88        6.62
Japanese yen
  Fixed.........................       4,761       0.84       1.21         17,146       3.82        3.80
                                      (3,123)      2.74       4.45        (11,391)      4.42        4.22
  Adjustable....................       3,123       0.07       4.45         11,154       0.86        4.48
                                      (4,761)      0.12       1.21         (7,566)      0.86        5.05
U. S. dollars
  Fixed.........................      15,448       5.98       7.84         74,893       6.86        5.39
                                     (40,011)      5.93       4.46        (41,169)      6.00        4.37
  Adjustable....................      39,762       6.39       4.37         79,971       6.43        5.38
                                     (15,223)      6.60       7.68        (27,278)      6.54        5.10
Others
  Fixed.........................         390       7.08       1.30         24,208       7.27        4.75
                                        (158)      6.66       6.26        (23,039)      7.27        4.56
  Adjustable....................         158       5.85       6.26            791       4.24        2.02
                                        (390)      3.10       1.30           (791)      5.76        2.06
                                    --------                             --------       ----        ----
Total
  Fixed.........................      24,330                              137,340       6.53        4.97
                                     (44,883)                             (90,240)      6.25        4.45
  Adjustable....................      44,607                              107,664       5.57        5.20
                                     (24,085)                             (45,827)      5.22        5.37
                                    --------                             --------       ----        ----
Principal at face value                  (31)                             108,937       6.37
Net unamortized premium
  (discount)....................         159                                  340
                                    --------                             --------       ----
Total...........................    $    128                             $109,277       6.37
                                    ========                             ========       ====
--------------------------------

a.  Currency swap agreements include cross-currency interest rate swaps.

b. At June 30, 2000, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

c. Effective January 1, 1999, the euro was introduced. For reporting purposes, amounts in the eleven national currencies that are considered national currency units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 1999

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-----------------------------------------------------------------------------------------------------
                                                                             CURRENCY SWAP
                                        DIRECT BORROWINGS                    AGREEMENTS(A)
                                  ------------------------------   ----------------------------------
                                              WGTD.                                WGTD.
                                               AVG.     AVERAGE       AMOUNT        AVG.     AVERAGE
CURRENCY/                                      COST     MATURITY     PAYABLE        COST     MATURITY
RATE TYPE                          AMOUNT      (%)      (YEARS)    (RECEIVABLE)     (%)      (YEARS)
---------                         --------   --------   --------   ------------   --------   --------
Euro(c)
  Fixed.........................  $ 19,054     6.85       5.39       $  3,550       7.70       1.80
                                                                      (15,106)      6.91       5.47
  Adjustable....................     6,840     7.00       9.89          7,172       2.87       2.58
                                                                       (7,720)      6.36       9.11
Japanese yen
  Fixed.........................    15,119     4.97       4.16             63       5.15       2.43
                                                                       (8,894)      5.14       4.03
  Adjustable....................     1,969     3.42       8.09          2,780      (0.11)      1.31
                                                                       (1,629)      0.97       9.90
U. S. dollars
  Fixed.........................    42,239     6.45       5.61         16,431       9.15       3.60
                                                                       (1,802)      6.97       1.50
  Adjustable....................     1,430     4.99       6.08         37,298       4.94       6.65
                                                                       (7,062)      4.91       1.60
Others
  Fixed.........................    23,283     7.50       5.06          1,641       5.66       1.49
                                                                      (24,078)      7.38       4.50
  Adjustable....................       355     6.51       1.42            417       0.01       2.23
                                                                         (450)      7.07       3.44
                                  --------     ----       ----       --------
Total
  Fixed.........................    99,695     6.55       5.22         21,685
                                                                      (49,880)
  Adjustable....................    10,594     6.05       8.76         47,667
                                                                      (16,861)
                                  --------     ----       ----       --------
Principal at face value.........   110,289     6.50       5.56          2,611
Net unamortized premium.........       122                                167
                                  --------     ----       ----       --------
Total...........................  $110,411     6.50       5.56       $  2,778
                                  ========     ====       ====       ========
-----------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUI  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------  --------------------------------------------------------------------------
                                            INTEREST RATE
                                           SWAP AGREEMENTS                   NET CURRENCY OBLIGATIONS
                                  ----------------------------------   -------------------------------------
                                    NOTIONAL      WGTD.                                WGTD.
                                     AMOUNT        AVG.     AVERAGE       AMOUNT        AVG.       AVERAGE
CURRENCY/                           PAYABLE        COST     MATURITY     PAYABLE        COST     MATURITY(B)
RATE TYPE                         (RECEIVABLE)     (%)      (YEARS)    (RECEIVABLE)     (%)        (YEARS)
---------                         ------------   --------   --------   ------------   --------   -----------
Euro(c)
  Fixed.........................    $  3,445       7.20       3.23       $ 26,049       7.01        4.62
                                      (2,838)      5.56       2.95        (17,944)      6.70        5.07
  Adjustable....................       2,867       2.66       2.90         16,879       4.51        5.60
                                      (3,463)      3.06       3.22        (11,183)      5.34        7.29
Japanese yen
  Fixed.........................       2,811       1.01       1.88         17,993       4.35        3.80
                                      (2,792)      2.72       5.34        (11,686)      4.56        4.34
  Adjustable....................       2,792       0.14       5.34          7,541       0.90        4.57
                                      (2,811)      0.15       1.88         (4,440)      0.45        4.82
U. S. dollars
  Fixed.........................      10,149       6.18       7.88         68,819       7.05        5.46
                                     (32,292)      5.84       5.08        (34,094)      5.90        4.89
  Adjustable....................      32,977       4.94       5.20         71,705       4.94        5.97
                                     (10,862)      5.18       8.07        (17,924)      5.07        5.52
Others
  Fixed.........................         416       7.08       2.30         25,340       7.37        4.78
                                        (159)      6.66       7.26        (24,237)      7.38        4.52
  Adjustable....................         159       4.82       7.26            931       3.31        2.78
                                        (416)      1.25       2.30           (866)      4.27        2.89
                                    --------                             --------       ----
Total
  Fixed.........................      16,821                              138,201       6.75        4.96
                                     (38,081)                             (87,961)      6.29        4.75
  Adjustable....................      38,795                               97,056       4.54        5.77
                                     (17,552)                             (34,413)      4.54        5.94
                                    --------                             --------       ----
Principal at face value.........         (17)                             112,883       5.88
Net unamortized premium.........         157                                  446
                                    --------                             --------       ----
Total...........................    $    140                             $113,329       5.88
                                    ========                             ========       ====
--------------------------------

a.  Currency swap agreements include cross-currency interest rate swaps.

b. At June 30, 1999, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

c. Effective January 1, 1999, the euro was introduced. For reporting purposes, amounts in the eleven national currencies that are considered national currency units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.

SHORT-TERM BORROWINGS AND SWAPS AT JUNE 30, 2000 AND JUNE 30, 1999

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------------------------------------------------------------------------------
                                                                  2000                                       1999
                                  ---------------------------------------------------------------------   -----------
                                                  CURRENCY       INTEREST                       WGTD.
                                                  SWAP(A)       RATE SWAP          NET           AVG.
CURRENCY/                          PRINCIPAL      PAYABLE        PAYABLE         CURRENCY        COST      PRINCIPAL
RATE TYPE                         OUTSTANDING   (RECEIVABLE)   (RECEIVABLE)   OBLIGATIONS(B)     (%)      OUTSTANDING
--------------------------------  -----------   ------------   ------------   --------------   --------   -----------
Euro(c)
  Fixed.........................    $   --          $  --          $  --          $   --           --       $   --
Hong Kong dollars
  Fixed.........................                       --             --              --           --          451
                                                       --             --              --           --
Japanese yen
  Fixed.........................        --             --            556             556         0.21           --
                                                       --             --              --           --
  Adjustable....................        --             --             --              --           --           --
                                                       --           (556)           (556)        0.20
Polish zlotys
  Fixed.........................       215             --             --             215        16.13           --
                                                     (215)            --            (215)       16.13
U.S. dollars
  Fixed.........................     3,319             --             --           3,319         6.59        3,606
                                                       --            (95)            (95)        6.65
  Adjustable....................     1,196            220            100           1,516         5.98        1,188
                                                       --             (6)             (6)        1.67
South African rand
  Fixed.........................        --             --             --              --           --           83
                                                       --             --              --           --
                                    ------          -----          -----          ------        -----       ------
Total
  Fixed.........................     3,534             --            556           4,090         6.23        4,140
                                                     (215)           (95)           (310)       13.22
  Adjustable....................     1,196            220            100           1,516         5.98        1,188
                                                       --           (562)           (562)        0.22
                                    ------          -----          -----          ------        -----       ------
Principal at face value.........     4,730              5             (1)          4,734         6.40        5,328
Net unamortized premium.........        --              1             --               1                        --
                                    ------          -----          -----          ------        -----       ------
Total...........................    $4,730          $   6          $  (1)         $4,735         6.40       $5,328
                                    ======          =====          =====          ======        =====       ======
---------------------------------------------------------------------------------------------------------------------

IN MILLIONS OF U.S. DOLLARS EQUI  IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------  ----------------------------------------------------
                                                          1999
                                  ----------------------------------------------------
                                    CURRENCY       INTEREST                    WGTD.
                                    SWAP(A)       RATE SWAP         NET         AVG.
CURRENCY/                           PAYABLE        PAYABLE       CURRENCY       COST
RATE TYPE                         (RECEIVABLE)   (RECEIVABLE)   OBLIGATIONS     (%)
--------------------------------  ------------   ------------   -----------   --------
Euro(c)
  Fixed.........................     $   281        $   --        $   281       4.71
Hong Kong dollars
  Fixed.........................          --            --            451      12.33
                                        (451)           --           (451)     12.33
Japanese yen
  Fixed.........................          12            --             12       1.83
                                        (278)           --           (278)      5.29
  Adjustable....................          --            --             --         --
                                          --            --             --         --
Polish zlotys
  Fixed.........................          --            --             --         --
                                          --            --             --         --
U.S. dollars
  Fixed.........................         289            --          3,895       5.31
                                        (332)           --           (332)      6.06
  Adjustable....................         536            --          1,724       4.71
                                          --            --             --         --
South African rand
  Fixed.........................          --            --             83      15.96
                                         (83)           --            (83)     15.96
                                     -------        ------        -------      -----
Total
  Fixed.........................         582            --          4,722       6.12
                                      (1,144)           --         (1,144)      9.06
  Adjustable....................         536            --          1,724       4.71
                                          --            --             --         --
                                     -------        ------        -------      -----
Principal at face value.........         (26)           --          5,302       5.02
Net unamortized premium.........          --            --             --
                                     -------        ------        -------      -----
Total...........................     $   (26)       $   --        $ 5,302       5.02
                                     =======        ======        =======      =====
--------------------------------

a.  Currency swap agreements include cross-currency interest rate swaps.

b. At June 30, 2000, the average repricing period of the net currency obligations for short-term borrowings was one month (less than one month-- June 30, 1999.)

c. Effective January 1, 1999, the euro was introduced. For reporting purposes, amounts in the eleven national currencies that are considered national currency units of the euro have been aggregated with the euro and reported as euro in both the current and prior year.

The maturity structure of IBRD's Medium-and Long-term borrowings outstanding at June 30, 2000 and June 30, 1999 is as follows:

IN MILLIONS
----------------------------------------------------------------------
PERIOD                                                          2000
------                                                        --------
July 1, 2000 through June 30, 2001..........................  $ 14,181
July 1, 2001 through June 30, 2002..........................    18,431
July 1, 2002 through June 30, 2003..........................    17,669
July 1, 2003 through June 30, 2004..........................     8,408
July 1, 2004 through June 30, 2005..........................     9,515
July 1, 2005 through June 30, 2010..........................    22,568
Thereafter..................................................    14,882
                                                              --------
Total.......................................................   105,654
                                                              ========
----------------------------------------------------------------------

IN MILLIONS
----------------------------------------------------------------------
PERIOD                                                          1999
------                                                        --------
July 1, 1999 through June 30, 2000..........................  $17,900
July 1, 2000 through June 30, 2001..........................   14,319
July 1, 2001 through June 30, 2002..........................   14,682
July 1, 2002 through June 30, 2003..........................   15,000
July 1, 2003 through June 30, 2004..........................    8,644
July 1, 2004 through June 30, 2009..........................   25,016
Thereafter..................................................   14,728
                                                              -------
Total.......................................................  110,289
                                                              =======
----------------------------------------------------------------------

The following table reflects the carrying and estimated fair values of the borrowings portfolio at June 30, 2000 and June 30, 1999:

IN MILLIONS
-------------------------------------------------------------------------------------------
                                                      2000                    1999
                                              ---------------------   ---------------------
                                              CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                              VALUE(A)   FAIR VALUE   VALUE(A)   FAIR VALUE
                                              --------   ----------   --------   ----------
Short-term..................................  $  4,729    $  4,726    $  5,353    $  5,338
Medium- and long-term.......................   105,042     106,584     109,674     117,858
Swaps
  Currency
    Payable.................................    70,632      71,384      70,467      73,736
    Receivable..............................   (67,126)    (68,018)    (67,715)    (72,371)
  Interest rate.............................       127         777         140         458
                                              --------    --------    --------    --------
Total.......................................  $113,404    $115,453    $117,919    $125,019
                                              ========    ========    ========    ========
-------------------------------------------------------------------------------------------

       a. The carrying value is net of unamortized issuance costs of borrowings.

The estimated fair values are based on quoted market prices where such prices are available. Where no quoted market price is available, the fair value is estimated based on the cost at which IBRD could currently undertake borrowings with similar terms and remaining maturities, using the secondary market yield curve. The fair value of swaps represents the estimated cost of replacing these contracts on that date.

NOTE E--CREDIT RISK

COUNTRY CREDIT RISK: This risk includes potential losses arising from protracted arrears on payments from borrowers. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the Accumulated Provision for Loan Losses. IBRD also uses a simulation model to assess the adequacy of its equity including reserves in case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

COMMERCIAL CREDIT RISK: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk in excess of the amount recorded on the balance sheet. Credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For both on- and off-balance sheet securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. In addition, IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps shown below. Credit risk with financial assets subject to a master derivatives arrangement is eliminated only to the extent that financial liabilities to the same counterparty are settled after the assets are realized. Because the exposure is affected by each transaction subject to the arrangement, the extent of the reduction in exposure may change substantially within a short period of time following the balance sheet date.

The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 2000 and June 30, 1999 (prior to taking into account any master derivatives or collateral arrangements that have been entered into) are given below:

IN MILLIONS
---------------------------------------------------------------------------------
                                                                2000       1999
                                                              --------   --------
INVESTMENTS--TRADING PORTFOLIO

Options, futures and forwards
  - Long position...........................................  $   805    $ 3,433
  - Short position..........................................    1,250      3,653
  - Credit exposure due to potential nonperformance by
    counterparties..........................................        *          1
Currency swaps
  - Credit exposure due to potential nonperformance by
    counterparties..........................................       77        182
Cross-currency interest rate swaps
  - Credit exposure due to potential nonperformance by
    counterparties..........................................      306        100
Interest rate swaps
  - Notional principal......................................   13,687     12,924
  - Credit exposure due to potential nonperformance by
    counterparties..........................................        3          1

BORROWING PORTFOLIO

Currency swaps
  - Credit exposure due to potential nonperformance by
    counterparties..........................................    3,863      2,051
Interest rate swaps
  - Notional principal......................................   69,625     55,633
  - Credit exposure due to potential nonperformance by
    counterparties..........................................      869        731
---------------------------------------------------------------------------------

*   Less than $0.5 million.

NOTE F--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

RETAINED EARNINGS: Retained Earnings comprises the following elements at June 30, 2000 and June 30, 1999:

IN MILLIONS
---------------------------------------------------------------------------------
                                                                2000       1999
                                                              --------   --------
Special reserve.............................................  $   293    $   293
General reserve.............................................   16,109     15,409
Pension reserve.............................................      549        294
Surplus.....................................................       85        195
Unallocated net income......................................    1,991      1,518
                                                              -------    -------
Total.......................................................   19,027     17,709
                                                              =======    =======
---------------------------------------------------------------------------------

On July 29, 1999, the Executive Directors allocated $700 million of the net income earned in the fiscal year ended June 30, 1999 to the General Reserve and $255 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan (SRP) and its accounting income for the fiscal year 1999. This Pension Reserve would be reduced if, in any future fiscal year, pension accounting expenses were to exceed the actual funding of the SRP.

On September 30, 1999, the Board of Governors approved the following transfers out of unallocated Net Income: an amount equivalent to $273 million in SDRs (valued at June 30, 1999) to IDA, $200 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, $60 million to the Trust Fund for Gaza and West Bank, and $30 million for capacity building in Africa. In addition, the Board of Governors approved the following transfers out of Surplus: $75 million in SDRs (valued at June 30, 1999) to IDA and $25 million for emergency rehabilitation assistance for Kosovo. Of the total amount of these transfers by IBRD to IDA ($348 million in SDRs valued at June 30, 1999) $300 million is to be drawn down in fiscal year 2005; the remaining $48 million was transferred in October 1999 as a reimbursement of IDA's share of the fiscal year 1999 cost of implementing the Strategic Compact of IBRD and IDA. On March 13, 2000, the Board of Governors approved a $10 million transfer out of Surplus to the Trust Fund for East Timor.

The aggregate transfers and amounts payable for these Board of Governors-approved transfers at June 30, 2000 and June 30, 1999 are included in the following table:

IN MILLIONS OF U.S DOLLARS EQUIVALENT
--------------------------------------------------------------------------------------------------------------------
                                                                                                       AMOUNTS
                                                                           FISCAL YEAR 2000            PAYABLE
                                                                            TRANSFERS FROM           AT JUNE 30
                                                                        ----------------------   -------------------
                                                 AGGREGATE TRANSFERS    UNALLOCATED
                                                THROUGH JUNE 30, 1999   NET INCOME    SURPLUS      2000       1999
                                                ---------------------   -----------   --------   --------   --------
International Development Association(a)......          $6,087             $273         $75        $650       $354
Debt Reduction Facility for IDA-only
  Countries...................................             300               --          --          81        100
Trust Fund for Gaza and West Bank.............             320               60          --          30         53
Heavily Indebted Poor Countries Debt
  Initiative Trust Fund.......................             850              200          --         100        100
Capacity building in Africa...................              --               30          --          --         --
Trust Fund for Kosovo.........................              --               --          25          --         --
Trust Fund for East Timor.....................              --               --          10          --         --
Multilateral Investment Guarantee Agency......             150               --          --          --         --
                                                                                                   ----       ----
                                                                                                   $861       $607
                                                                                                   ====       ====
--------------------------------------------------------------------------------------------------------------------

a.  All amounts are approved in an equivalent amount of SDRs.

NOTE G--ADMINISTRATIVE EXPENSES, CONTRIBUTIONS TO SPECIAL
PROGRAMS, AND OTHER INCOME

In fiscal year 1995 the Executive Directors authorized expenditures for costs associated with planned staff reductions. The cost of this program charged through fiscal year 1997 was $112 million, of which $45 million was allocated to IDA. During fiscal year 1998 all remaining staff previously identified for separation under this program began receiving severance payments. The total cost under this program was $87 million. The difference of $25 million was taken back into income as a reduction of administrative expenses, for fiscal year 1998, of which $10 million had been allocated to IDA as a reduction of the management fee charged to IDA. At June 30, 2000, $86 million ($86 million--June 30, 1999,
$82 million--June 30, 1998) had been charged against the accrual of $87 million. This accrual included costs associated with job search assistance, training, outplacement consulting, pension plan contributions, medical insurance contributions and related tax allowances.

In March 1997 the Executive Directors approved a multiyear program of institutional renewal to improve IBRD's and IDA's business processes, products and services, strengthen their human resources through more skilled and better trained staff, and achieve a higher level of development effectiveness. Implementation of this program resulted in costs associated with staff reductions during the fiscal years 1997 through 2000. Through June 30, 2000, 745 staff had been identified for separation at a cumulative cost of $114 million. Included in the total charge of $114 million are costs associated with outplacement consulting, job search assistance, training, medical insurance plan contributions and related tax allowances. Of the total cumulative charge of $114 million, $45 million has been charged to IDA. Of the total fiscal year charge of $36 million, $15 million has been charged to IDA for the fiscal year ended June 30, 2000, consistent with normal cost apportionment procedures applied in the calculation of the management fee.

Administrative Expenses for the fiscal year ended June 30, 2000 are net of the management fee charged to IDA of $549 million ($518 million--June 30, 1999, $474 million--June 30, 1998).

Contributions to special programs represent grants for agricultural research, and other developmental activities.

IBRD recovers certain of its administrative expenses by billing third parties for services rendered. Prior to fiscal year 2000, these amounts were included as a reduction to Administrative Expenses. However, in fiscal year 2000, it was decided that these amounts should be included in Other Income. The prior years' figures have been restated to reflect this change. For the fiscal years ending June 30, 2000, June 30, 1999, and June 30, 1998, the amount of fee revenue associated with administrative services is as follows:

IN MILLIONS
--------------------------------------------------------------------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Service fee revenue.........................................    $118       $116       $104
                                                                ----       ----       ----

Included in these amounts are the following:
  Fees charged to IFC.......................................      16         17         14
  Fees charged to MIGA......................................       1          1          1
--------------------------------------------------------------------------------------------

During fiscal year 2000 IBRD began offering investment management services to an institution outside the World Bank Group. Under this arrangement, IBRD is responsible for managing investment account assets on behalf of this institution, and in return receives a quarterly fee based on the average value of the portfolio. This fee income is included in service fee revenues noted previously. At June 30, 2000, the assets managed under this agreement had a value of $5,158 million. These funds are not included in the assets of IBRD.

NOTE H--TRUST FUNDS

IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are held in trust and are not included in the assets of IBRD. The trust fund assets by executing agent at June 30, 2000 and June 30, 1999 are summarized below:

-----------------------------------------------------------------------------------------------
                                                   2000                         1999
                                        --------------------------   --------------------------
                                            TOTAL         NUMBER         TOTAL         NUMBER
                                          FIDUCIARY         OF         FIDUCIARY         OF
                                           ASSETS       TRUST FUND      ASSETS       TRUST FUND
                                        (IN MILLIONS)    ACCOUNTS    (IN MILLIONS)    ACCOUNTS
                                        -------------   ----------   -------------   ----------
IBRD executed.........................      $  447        1,184          $  605        1,503
Recipient executed....................       2,088        2,093           1,635        1,287
                                            ------        -----          ------        -----
Total.................................      $2,535        3,277          $2,240        2,790
                                            ======        =====          ======        =====
-----------------------------------------------------------------------------------------------

The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the fiscal year ended June 30, 2000, IBRD received $17 million ($19 million--June 30, 1999 and $14 million--June 30, 1998) as fees for administering trust funds. These fees have been recorded as Other Income.

NOTE I--PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD has a defined benefit Staff Retirement Plan (SRP) that covers substantially all of its staff. The SRP also covers substantially all the staff of IFC and MIGA. In addition, IBRD provides other postretirement benefits for eligible active and retired staff through a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP).

During the fiscal year ended June 30, 1998, IBRD reviewed the status of the RSBP and PEBP accounts and determined that the assets and liabilities did not qualify for off-balance sheet accounting. At June 30, 1998, the assets and liabilities were recorded on IBRD's balance sheet, resulting in net income to IBRD of $113 million, of which $56 million related to the cumulative effect of prior periods on retained earnings at June 30, 1997, and has been included in Effect of Accounting Change on the income statement.

During the first quarter of fiscal year 1999, the RSBP was modified so that some of the assets designated for other postretirement benefits met the requirements for plan assets prescribed under SFAS 106 "Employer's Accounting for Postretirement Benefits Other than Pensions". Accordingly, the RSBP assets and liabilities were removed from the balance sheet. As a result, the assets and liabilities designated on the balance sheet for other postretirement benefits were reduced by $806 million and $620 million, respectively. The $650 million of assets that remained on the balance sheet were incorporated into Trading investments. At June 30, 2000, liabilities of $119 million
($103 million--June 30, 1999) for the PEBP shown on the balance sheet represent pension benefits administered outside the SRP.

The difference between the RSBP assets and liabilities represents a prepaid postretirement benefits cost. The portion of this asset that is attributable to IBRD has been included in Other Assets on the balance sheet.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2000, June 30, 1999, and June 30, 1998:

IN MILLIONS
---------------------------------------------------------------------------------------------------------------------------------
                                              SRP                              RSBP                             PEBP
                                 ------------------------------   ------------------------------   ------------------------------
                                   2000       1999       1998       2000       1999       1998       2000       1999       1998
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Benefit Cost
  Service cost.................   $ 230      $ 186      $ 184       $ 24       $ 25       $24        $ 9        $ 5        $ --
  Interest cost................     391        324        353         42         36        37          9          7           6
  Expected return on plan
    assets.....................    (773)      (738)      (669)       (67)       (65)       --         --         --          --
  Amortization of prior service
    cost.......................       7          7          7         --         --        (2)        --         --          --
  Amortization of unrecognized
    net (gain) loss............    (121)      (175)      (161)        --         --        --         --          3          12
  Amortization of Transition
    Asset......................     (11)       (11)       (11)        --         --        --         --         --          --
                                  -----      -----      -----       ----       ----       ---        ---        ---        ----
Net periodic pension (income)
  cost.........................   $(277)     $(407)     $(297)      $ (1)      $ (4)      $59        $18        $15        $ 18
                                  =====      =====      =====       ====       ====       ===        ===        ===        ====
---------------------------------------------------------------------------------------------------------------------------------

The portion of the SRP income related to IBRD that has been included in income for the fiscal year ended June 30, 2000 is $166 million
($255 million--June 30, 1999; $182 million--June 30, 1998). The balance has been included as a payable to IDA. The portion of the cost for the RSBP and PEBP related to IBRD that has been included in income for the fiscal year ended
June 30, 2000 is $10 million ($10 million--June 30, 1999;
$50 million--June 30, 1998). The balance has been included as a receivable from IDA.

The following table summarizes the benefit obligations, plan assets, funded status and rate assumptions associated with the SRP, RSBP, and PEBP for the World Bank Group for the fiscal years ended June 30, 2000, June 30, 1999, and June 30, 1998.

IN MILLIONS
---------------------------------------------------------------------------------------------------------------------------------
                                              SRP                              RSBP                             PEBP
                                 ------------------------------   ------------------------------   ------------------------------
                                   2000       1999       1998       2000       1999       1998       2000       1999       1998
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Benefit Obligation
  Beginning of year............  $ 6,483    $ 5,890    $ 5,516      $662       $627      $ 739      $ 142      $  90       $ 75
  Service cost.................      271        217        213        27         28         28         10          6         --
  Interest cost................      461        378        406        47         40         55         10          8          5
  Employee contributions.......       64         61         58         5          5          5         --         --         --
  Amendments...................       --         --         --        --         --         18         --         --         --
  Benefits paid................     (244)      (231)      (206)      (17)       (18)       (17)        (4)        (5)        (5)
  Actuarial (gain) loss........      (84)       168        (97)        7        (20)      (201)       (69)        43         15
                                 -------    -------    -------      ----       ----      -----      -----      -----       ----
  End of year..................    6,951      6,483      5,890       731        662        627         89        142         90
                                 -------    -------    -------      ----       ----      -----      -----      -----       ----
Fair value of plan assets
  Beginning of year............   10,226      9,608      8,613       846         --         --         --         --         --
  Assets transferred to the
    Plan.......................       --         --         --        --        806         --         --         --         --
  Employee contributions.......       64         61         58         5          5         --         --         --         --
  Actual return on assets......    1,516        788      1,143       141         53         --         --         --         --
  Employer contributions.......       --         --         --        --         --         --         --         --         --
  Benefits paid................     (244)      (231)      (206)      (17)       (18)        --         --         --         --
                                 -------    -------    -------      ----       ----      -----      -----      -----       ----
  End of year..................   11,562     10,226      9,608       975        846         --         --         --         --
                                 -------    -------    -------      ----       ----      -----      -----      -----       ----
Funded status
  Plan assets in excess of
    projected benefit
    obligation.................    4,611      3,743      3,718       244        184       (627)       (89)      (142)       (90)
  Unrecognized net (gain) loss
    from past experience
    different from that assumed
    and from changes in
    assumptions................   (3,258)    (2,713)    (3,158)      (53)         6         --        (30)        39         --
  Unrecognized prior service
    cost.......................       41         50         58        --         --         --         --         --         --
  Remaining unrecognized net
    transition asset...........      (39)       (52)       (65)       --         --         --         --         --         --
                                 -------    -------    -------      ----       ----      -----      -----      -----       ----
  Prepaid (accrued) pension
    cost.......................  $ 1,355    $ 1,028    $   553      $191       $190      $(627)     $(119)     $(103)      $(90)
                                 =======    =======    =======      ====       ====      =====      =====      =====       ====
---------------------------------------------------------------------------------------------------------------------------------

Of the $1,355 million prepaid SRP cost at June 30, 2000
($1,028 million--June 30, 1999), $712 million was attributable to IBRD
($546 million--June 30, 1999) and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IDA, IFC and MIGA.

Of the $191 million prepaid RSBP cost at June 30, 2000 ($190 million--June 30,
1999), $106 million was attributable to IBRD ($105 million--June 30, 1999) and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IDA, IFC and MIGA.

ASSUMPTIONS

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. The weighted-average assumptions used in determining expense and benefit obligations for the fiscal years ended June 30, 2000, June 30, 1999, and June 30, 1998 are as follows:

IN PERCENT
--------------------------------------------------------------------------------------------------------------------------
                                                          SRP                                 RSBP                  PEBP
                                          ------------------------------------   ------------------------------   --------
                                             2000         1999         1998        2000       1999       1998       2000
                                          ----------   ----------   ----------   --------   --------   --------   --------
Discount rate...........................        7.75         7.25         6.50     7.75       7.25       6.50       7.75
Expected return on plan assets..........        9.00         9.00         9.00     9.00       9.00
Rate of compensation increase(a)........  5.75-12.25   5.25-11.75   4.50-11.00
Health care growth rates
-at end of fiscal year..................                                           7.25       6.25       5.00
-to year 2011 and thereafter............                                           5.75       5.25       4.50
--------------------------------------------------------------------------------------------------------------------------

IN PERCENT
----------------------------------------  -------------------
                                                 PEBP
                                          -------------------
                                            1999       1998
                                          --------   --------
Discount rate...........................    7.25       6.50
Expected return on plan assets..........
Rate of compensation increase(a)........
Health care growth rates
-at end of fiscal year..................
-to year 2011 and thereafter............
----------------------------------------

a. The effect of projected compensation levels was calculated based on a scale that provides for a decreasing rate of salary increase depending on age, beginning with 12.25% (11.75%--June 30, 1999; 11.00%--June 30, 1998) at age
    20 and decreasing to 5.75% (5.25%--June 30, 1999; 4.50%--June 30, 1998) at
    age 64.

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

IN MILLIONS
---------------------------------------------------------------------------------------------
                                ONE PERCENTAGE POINT INCREASE   ONE PERCENTAGE POINT DECREASE
                                -----------------------------   -----------------------------
Effect on total service and
  interest cost...............              $ 17                            $ (13)
Effect on postretirement
  benefit obligation..........               141                             (112)
---------------------------------------------------------------------------------------------

During the fiscal year ended June 30, 1998, health care cost trend rates were reduced after completing a five years' experience study, reducing the accrued liability at June 30, 1998, from $808 million to $619 million. This change in the health care cost trend rate resulted in income of $104 million for IBRD, which has been included in Effect of Accounting Change on the income statement. The balance was attributable to IDA, IFC, and MIGA.

NOTE J--SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of IBRD, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For fiscal year 2000, loans to two countries individually generated in excess of 10 percent of loan income. Loan income from these two countries was $916 million and $852 million respectively.

NOTE K--COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under generally accepted accounting principles, are excluded from net income. For IBRD, comprehensive income comprises currency translation adjustments and net income. These items are presented in the Statement of Comprehensive Income. The following table presents the changes in Accumulated Other Comprehensive Income balances for the fiscal years ended June 30, 2000, June 30, 1999, and June 30, 1998:

IN MILLIONS
--------------------------------------------------------------------------------------------
                                                                    ACCUMULATED OTHER
                                                                 COMPREHENSIVE INCOME(A)
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
Balance, beginning of the fiscal year.......................   $(637)     $(960)    $    85
Changes from period activity................................      (4)       323      (1,045)
                                                               -----      -----     -------
Balance, end of the fiscal year.............................   $(641)     $(637)    $  (960)
                                                               =====      =====     =======
--------------------------------------------------------------------------------------------

       a. The total accumulated other comprehensive income represents the cumulative translation adjustment.

                             INFORMATION STATEMENT
                     INTERNATIONAL BANK FOR RECONSTRUCTION
                                AND DEVELOPMENT

                               [World Bank Logo]

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS INFORMATION STATEMENT, ANY SUPPLEMENTAL INFORMATION STATEMENT OR ANY PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY IBRD OR BY ANY DEALER, UNDERWRITER OR AGENT OF IBRD. NEITHER THIS INFORMATION STATEMENT NOR ANY SUPPLEMENTAL INFORMATION STATEMENT OR PROSPECTUS CONSTITUTES AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION.
                            ------------------------

THIS INFORMATION STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS REGARDING IBRD'S OPERATIONS. SUCH STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM EXPECTATIONS AT THE TIME SUCH STATEMENTS WERE MADE.
                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Availability of Information.................................      1
Summary Information.........................................      2
Financial Overview..........................................      4
Development Activities......................................      5
Risk Management.............................................     15
Liquidity Management........................................     23
Funding Resources...........................................     24
Results of Operations.......................................     29
Affiliated Organizations & IFC, IDA and MIGA................     33
Administration of IBRD......................................     33
The Articles of Agreement...................................     36
Legal Status, Privileges and Immunities.....................     36
Fiscal Year, Announcements and Allocation of Net Income.....     37
Glossary of Terms...........................................     38
Index to Financial Statements...............................     40